Form 10-K, Exhibit 13
period 1997-12-31
REPAP ENTERPRISES INC
filed 1998-03-12
CIK 823534

[REPAP LOGO]

                               ANNUAL REPORT 1997

                                    [PHOTO]


                             REPAP ENTERPRISES INC.

[REPAP LOGO]

REPAP ENTERPRISES INC.

Repap is an integrated North American coated groundwood paper company with total assets of approximately $1.4 billion. Its manufacturing subsidiary, Repap New Brunswick, Inc., is located in New Brunswick, Canada, and its marketing subsidiary, Repap Marketing Inc., is located in Stamford, Connecticut, with satellite sales offices in Chicago, Philadelphia and Montreal. Repap's executive offices relocated from Montreal to Stamford in January 1998. Repap employs approximately 1,680 people.

Repap's operations have an annual capacity of 492,000 tons of coated groundwood paper, 235,000 metric tons ("tonnes") of northern bleached softwood kraft pulp, 123,000 tonnes of groundwood pulp and 58 million board feet of lumber.

During 1997, Repap underwent significant changes in its activities. In the first quarter of 1997, Repap relinquished ownership of its pulp and lumber subsidiary located in British Columbia to that subsidiary's major lenders and severed all relationships with Skeena Cellulose Inc. (formerly Repap British Columbia Inc.) In the third quarter of 1997, Repap completed the sale of two other subsidiaries, Repap Manitoba Inc. and Repap USA, Inc.
The net proceeds of these sales were used mainly to repay indebtedness of the holding company. In addition, US $130 million convertible debentures, maturing August 1, 1997, were converted into common shares of the Company using a market price formula. This conversion resulted in outstanding common shares increasing from 123.4 million at December 31, 1996 to 742.5 million at December 31, 1997. The new shareholder base that evolved instituted significant changes to management and the Board of Directors. Repap also proceeded to significantly downsize the Company's head office, transferring essential services to its remaining operating subsidiary, Repap New Brunswick Inc., and transferring three remaining executives to Stamford, CT, where Repap's marketing subsidiary is located.

Repap became a publicly traded company in December 1986. Its shares trade on the Toronto Stock Exchange and the Montreal Exchange (symbol RPP). In December 1997, Repap delisted its shares from trading on NASDAQ and from the Vancouver Stock Exchange.

TABLE OF CONTENTS

 2    Chairman's Remarks
 5    Overview of Operations
 6    Financial Review
13    Consolidated Financial
      Statements
30    Summary of Selected
      Financial Data
31    Price Range and Trading
      Volume of Common Shares
32    Glossary
IBC   Directors and Officers

PERCENTAGES OF REVENUES

[PIE CHART]

KRAFT PULP-MARKET          LUMBER            COATED PAPER
      13%                    5%                   82%

Repap has approximately 9% of the North American coated groundwood paper market.

[REPAP LOGO]

                              FINANCIAL HIGHLIGHTS

MILLIONS OF CANADIAN DOLLARS,
EXCEPT PER SHARE DATA                                     1997                 1996
----------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA (1)
Revenues from continuing operations                   $       609.9        $       564.0
Net sales from continuing operations                          520.4                485.1
Operating profit (loss)                                        (4.0)                41.6
Interest expense                                              117.9                113.0
Loss from continuing operations                              (122.9)               (74.8)
Income (loss) from discontinued operations                     73.8               (398.2)
Net loss attributable to common shareholders                  (63.5)              (492.0)
Average US$/Cdn$ exchange rate                               1.3848               1.3636
----------------------------------------------------------------------------------------

BALANCE SHEET DATA
----------------------------------------------------------------------------------------
Net fixed assets                                      $     1,008.7        $     2,284.2
Total assets                                                1,397.9              3,303.7
Debt (2)                                                    1,096.8              2,489.8
Shareholders' equity (deficiency)                             (17.3)                41.1
Year-end US$/Cdn$ exchange rate                              1.4291               1.3696
----------------------------------------------------------------------------------------

CASH FLOW FROM CONTINUING OPERATIONS DATA (1)
----------------------------------------------------------------------------------------
Cash flow from operations (3)                         $       (34.8)       $       (13.5)
Additions to fixed assets                                      16.2                 19.3
Net additions to (reductions in) long-term debt              (229.4)               105.4
Issue of share capital                                        157.1                   --
----------------------------------------------------------------------------------------

PER SHARE DATA (1)
----------------------------------------------------------------------------------------
Earnings (loss) from
  - Continuing operations, basic                      $       (0.36)       $       (0.76)
  - Discontinued operations                                    0.19                (3.23)
Total, basic                                                  (0.17)               (3.99)
----------------------------------------------------------------------------------------

VOTING SHARES (THOUSANDS) (4)
----------------------------------------------------------------------------------------
Common shares at year-end                                   742,461              123,437
----------------------------------------------------------------------------------------


1. Amounts from prior years have been restated. See Notes 1, 2 and 17 to the Corporation's consolidated financial statements.

2. Includes long-term debt, revolving credit facilities and repayable grants.

3. Before net change in non-cash working capital.

4. On August 1, 1997 US$ 130 million convertible debentures, maturing on that date, were converted into common shares of the Corporation at a formula price of US$0.21 per share, being 95% of the weighted average price of the common shares traded on the Toronto Stock Exchange for the 20 days preceding conversion date. The total number of common shares issued on conversion was 619,023,800.

[REPAP LOGO]

                     CHAIRMAN'S REMARKS TO THE SHAREHOLDERS


It has been a year of dramatic change for your Company. Dramatic actually understates the circumstances Repap faced in 1997 and the changes required to deal with those circumstances. Following the failed Avenor Inc. merger in the spring of last year, Repap was forced to deal with a significant amount of debt at the holding company maturing by July 31, 1997. Through major asset sales and massive share dilution, Repap was able to satisfy those immediate obligations. However, as a result of the share dilution, a new shareholder base emerged in August of last year. Reflecting the new ownership and structure of Repap, a number of senior executives and board members left Repap and a new, smaller dedicated team of managers and board members assumed leadership of Repap at that critical time.

As part of those changes I was appointed your Chairman. My first action was to convince Steve Larson to take charge of the Company as President and Chief Executive Officer. Steve grasped the challenge and has been instrumental in building a small highly effective team around him, who in five short months has completed a number of tactical and strategic moves that have put the Company back on track for a solid recovery. Repap is still overleveraged but a foundation has been established from which we can build with the help of favourable markets, supportive customers and the capability of all the Repap employees.

Repap today, in all ways, is substantially downsized from its former self. After the relinquishment of Repap British Columbia (Skeena mill) and the sale of its Repap USA, Repap Manitoba and Atholville mills, only the world class New Brunswick operations remain. The pending divestiture of Alcell Technologies Inc. will further simplify Repap. Head office has been reduced to a handful of key employees, marketing/sales has been completely reconfigured and costs have been dramatically cut. Mr. Larson discusses all this in further detail in his President's Message.

The Board along with management is actively addressing the future. In the immediate term we must explore methods to reduce the debt burden in the Company. The current business fundamentals for coated groundwood paper are excellent and our mill is operating at very high standards of productivity with low costs. While the current cash flow is more than adequate to cover our ongoing operating needs, we must find ways to reduce the principal amount of debt. A number of avenues are being reviewed and in all cases the interest of the shareholders is utmost in the mind of the Board and management.

I would like to thank the members of the Board for their guidance and for serving through this difficult transition period.

The Board and senior management express their thanks to the employees of Repap who remain more committed than ever to maintain and improve one of the most efficient lightweight coated paper operations in the industry!


/s/William J. Anderson

William J. Anderson
Chairman of the Board

[REPAP LOGO]

                              PRESIDENT'S MESSAGE

Following the organizational changes instituted in August 1997, your new management team moved quickly to stabilize operations, to appropriately reconfigure the Company to the realities of a new size and structure, and to focus on the critical components of financial and operational performance that begin the reconstruction of value. Initiatives executed by year-end included the following:

REPAP ENTERPRISES INC.

The sales of Repap USA and Repap Manitoba were finalized with proceeds utilized to retire all senior secured debt. The Atholville, New Brunswick, pulp mill was sold in February 1998 and the sale of Alcell Technologies Inc. is pending. These transactions effectively dispose of all holding company non-strategic subsidiaries. Corporate employees were reduced to five from approximately seventy, one year ago and the Montreal executive offices were closed and combined with Repap Marketing in Stamford, CT. The result is substantive cost reductions and efficiency improvements that will be realized in 1998.

REPAP MARKETING INC.

The sale of Repap USA necessitated a complete reconfiguration of this function. We retained critical members of an experienced sales team with significant benefit to our customers, and were required to recruit and train a new customer service team, relocating the function to Stamford, CT from Kimberly, WI. Also, transferred from Kimberly to New Brunswick were production planning, distribution and all systems activities. Reflecting both the lower sales volumes and the more streamlined activities required to market a coated groundwood product, personnel were reduced to 13 compared with 80 one year earlier. Again, as at the holding company, material savings will be realized in 1998.

REPAP NEW BRUNSWICK INC.

Throughout the turmoil of last year, the employees at the New Brunswick mill continued to deliver steady improvement. They accomplished our $24 million profit enhancement program and launched a new $13 million program for 1998. In conjunction with the new Repap Marketing team, grade optimization actions have been instituted to lower freight costs, provide longer machine runs, increase trim and ultimately expand margins. Finally, key performance factors such as coated paper production increased each quarter.

COATED PAPER

Tons/Day
Q4                   1,247
Q3                   1,208
Q2                   1,180
Q1                   1,129

[REPAP LOGO]

The reconfiguration of our company on an operational basis is essentially complete with personnel, systems, structure and objectives in place. It is positioned to perform cost-effectively with additional improvement opportunities identified.

It should be noted that the rapid execution of this transition was enhanced by the good market conditions we've recently enjoyed. Those conditions in lightweight coated paper remain positive and our position in this market is an enviable one. Coated paper demand, fueled by solid North American economic growth and the success achieved by the end use sectors of magazines, catalogs, inserts and advertising is projected to grow strongly. Lightweight coated paper capacity additions are modest and inventory levels remain in balance. Repap produces a high quality product with a 9% North American share of this expanding market. Finally, we remain uniquely distinguished as the only world class LWC mill left on a standalone basis in a consolidating industry.

Going forward into 1998 and beyond, we have excellent assets, a cost-effective organization and the expectation of continued market growth. We need all three, for we do not have either a prudent or competitive financial structure. Entering 1998 with almost $1.1 billion of debt and incurring over $100 million in annual interest costs is unacceptable, particularly in an industry historically notorious for its volatility and cyclicality. This is our major challenge for reconstructing value and, as identified by our Chairman, improving the balance sheet is management's top priority for the year ahead.


/s/Stephen C. Larson

Stephen C. Larson
President and Chief Executive Officer

[REPAP LOGO]

                             OVERVIEW OF OPERATIONS

LOCATION

REPAP NEW BRUNSWICK

Repap New Brunswick is located on the Eastern coast of Canada in Miramichi, New Brunswick. The Company consists of an integrated lightweight coated groundwood paper complex, operating two modern high speed coated paper machines with 492,000 tons of annual capacity, representing the highest productive capacity per machine in North America. The Company also produces Northern bleached softwood kraft pulp with an annual capacity of 235,000 tonnes, two-thirds of which is used internally in the manufacture of paper, 123,000 tonnes of groundwood pulp, used internally, and dimension lumber with an annual capacity of 58 million board feet.


COATED PAPER PRODUCTS
Description

COATED GROUNDWOOD

- Contains at least 10 percent mechanical pulp.
- Typically manufactured using approximately one-third mechanical (groundwood or wood-containing) pulp, one-third chemical pulp (including NBSKpulp), and one-third clays and fillers.
- Typically produced in lighter weights. Comprises grades No. 4 and 5.


End uses

- High circulation magazines, catalogs, newspaper advertising inserts and direct mail advertising materials.

- Represents approximately 55 percent of total North American coated paper consumption.


MILL DATA

--------------------------------------------
NEW BRUNSWICK OPERATIONS
(MIRAMICHI)
--------------------------------------------
                            Annual Capacity
--------------------------------------------
Coated Paper Mill           492,000  tons
--------------------------------------------
Kraft Pulp Mill             235,000  tonnes
--------------------------------------------
Groundwood
Pulp Mill                   123,000  tonnes
--------------------------------------------
Sawmills                     58,000  Mfbm
--------------------------------------------


PULP PRODUCTS
Description

SOFTWOOD KRAFT PULP

- Chemical pulp manufactured from softwood trees (evergreen, cone-bearing trees such as pine, spruce, hemlock, and fir) which have long fibres imparting high strength characteristics.

- Derived from the German word for "strong", the kraft process involves cooking wood chips in an alkaline solution for several hours to produce pulp by chemically removing the lignin which binds the cellulose fibres together.


End uses

- Includes tissue, specialty papers and printing and writing papers, particularly the lighter weight grades which require superior fibre strength to run on high-speed paper machines and printing presses.

- Represents approximately 35 percent of global white chemical paper grade market pulp.


FIBRE SUPPLY

- Approximately 44% of the wood supply for the kraft and groundwood pulp mills and sawmills is obtained from Crown Timber Licenses with the Province of New Brunswick. The licensed areas cover 0.7 million hectares. The remaining wood is acquired from third parties under various supply agreements.


LUMBER PRODUCTS

Description

Dimension

- North American term for construction-grade lumber.


End uses

- Typical product is 2"x4"s.



  Capacity, Production, Shipments


------------------------------------------------------------------------------------------------------------------------------------
                                                                      1993          1994           1995           1996          1997
------------------------------------------------------------------------------------------------------------------------------------
Coated Paper (000's tons)
  Capacity                                                             473           492            492            492           492
------------------------------------------------------------------------------------------------------------------------------------
  Production                                                           368           411            427            403           428
------------------------------------------------------------------------------------------------------------------------------------
  Shipments                                                            345           440            420            384           443
------------------------------------------------------------------------------------------------------------------------------------

NBSK Pulp (000's tonnes)
  Capacity                                                             200           215            235            235           235
------------------------------------------------------------------------------------------------------------------------------------
  Production                                                           194           209            221            224           235
------------------------------------------------------------------------------------------------------------------------------------
  Shipments
    Total                                                              201           212            215            218           248
    Less: Internal Use                                                 110           126            144            136           138
    Net Market                                                          91            86             71             82           110
------------------------------------------------------------------------------------------------------------------------------------

Grounwood Pulp (000's tonnes)
  Capacity                                                             123           123            123            123           123
------------------------------------------------------------------------------------------------------------------------------------
  Production (used internally)                                         115           112            117            116           119
------------------------------------------------------------------------------------------------------------------------------------

Lumber (MMFBM)
  Capacity                                                              58            58             58             58            58
------------------------------------------------------------------------------------------------------------------------------------
  Production                                                            57            54             49             53            57
------------------------------------------------------------------------------------------------------------------------------------
  Shipments                                                             63            53             47             54            58
------------------------------------------------------------------------------------------------------------------------------------

[REPAP LOGO]

FINANCIAL REVIEW


FINANCIAL RESULTS

The Corporation's financial results are determined in accordance with accounting principles generally accepted in Canada. These accounting principles differ in certain respects from accounting principles generally accepted in the United States and the accounting rules and requirements of the SEC, as described in
Note 23 to the Corporation's Consolidated Financial Statements.

The year 1997 was a turning point for Repap, with the completion of a radical restructuring of its capital base and divestiture of three of its four operating subsidiaries (see "Discontinued Operations" and "Liquidity and Capital Resources" discussions hereunder).

The Company's continuing operations consist mainly of its wholly-owned subsidiary, Repap New Brunswick Inc. This world-class coated paper complex operates two modern paper machines with a design capacity of 492,000 tons, a northern bleached softwood kraft pulp mill with an annual capacity of 235,000 metric tons, an integrated groundwood pulp mill with an annual capacity of 123,000 metric tons and lumber operations with an annual capacity of 58 million board feet. The Company's other subsidiary, Repap Marketing Inc., is responsible for the sale and customer service functions related to the marketing of coated paper.

These continuing operations generated revenues of $609.9 million in 1997, up eight percent over revenues of $564.0 million reported in 1996. Repap's revenue-stream hedge accounting resulted in a $30.1 million non-cash reduction of revenues in 1997, and a $20.2 million non-cash reduction of revenues in 1996. Net sales (revenues less revenue hedge and sales deductions) totalled $520.4 million in 1997 compared with $485.1 million in 1996.

Repap's operating loss from continuing operations was $4.0 million in 1997 compared with an operating profit of $41.6 million in 1996, as the benefit of higher shipments, increasing productivity, lower costs and depreciation of the Canadian dollar compared with the US dollar were more than offset by a higher non-cash charge for foreign-exchange hedging, substantially lower coated paper prices, higher administrative costs due to a corporate downsizing program, and higher depreciation and amortization charges.

Repap's net loss, after discontinued operations, was $63.5 million ($0.17 per share) in 1997 compared with a net loss of $492.0 million ($3.99 per share) in 1996. The 1997 results included income from discontinued operations of $73.8 million, reflecting mainly the sale of Repap Manitoba and Repap USA, compared to a net loss from discontinued operations of $398.2 million in 1996, reflecting mainly the write-off of Repap's interest in ALCELL(R) technology related operations and Repap British Columbia. (See Notes 2 and 17 to the Consolidated FinancialStatements for futher details onDiscontinued Operations).

COATED PAPER

Repap's coated paper revenues increased $20.4 million (4.2 percent) to $501.6 million in 1997 compared with $481.2 million in 1996, as higher shipments and the favorable impact of a depreciation in the value of the Canadian dollar compared with the United States dollar more than offset substantially lower coated paper prices. Coated paper shipments increased 15 percent to 443,000 tons in 1997 compared with 384,000 tons in 1996, reflecting the continuing improvement in coated paper markets. Inventories declined from 36,000 tons at the end of 1996 to a minimal level of 18,000 tons by the end of 1997. Repap's average coated paper transaction price fell by 11 percent to US $816 per ton in 1997 from US $920 per ton in 1996. Coated paper prices reached a low point in the first quarter of 1997 and have been increasing gradually since then. The average transaction price in the fourth quarter of 1997 was US $868 per ton. A US $60 per ton price increase was implemented in January 1998.

OPERATING PROFIT (LOSS) FROM CONTINUING OPERATIONS (MILLIONS OF CANADIAN
DOLLARS)

----------------------------------------------------------------------------------------------------------------------------
                                    PAPER                PULP              LUMBER               OTHER          CONSOLIDATED
----------------------------------------------------------------------------------------------------------------------------
                           1997      1996      1997      1996      1997      1996      1997      1996      1997       1996
----------------------------------------------------------------------------------------------------------------------------
Revenues                  $ 501.6   $ 481.2   $  81.4   $  60.8   $  26.9   $  22.0     $  --     $  --   $ 609.9    $ 564.0
----------------------------------------------------------------------------------------------------------------------------

Operating profit (loss)
   before depreciation
   and amortization          93.1     100.6      14.1      11.2       7.3       4.2     (61.3)    (33.4)     53.2       82.6
----------------------------------------------------------------------------------------------------------------------------

Depreciation
   and amortization          44.0      33.1       8.3       6.4       1.0       0.7       3.9       0.8      57.2       41.0
----------------------------------------------------------------------------------------------------------------------------

Operating
   profit (loss)             49.1      67.5       5.8       4.8       6.3       3.5     (65.2)    (34.2)     (4.0)      41.6
----------------------------------------------------------------------------------------------------------------------------

[REPAP LOGO]


Approximately 72 percent of Repap's coated paper production was sold in the United States in 1997. The value of the Canadian dollar depreciated in 1997, averaging Cdn$1.3848 per US$1 compared with an average value of Cdn$1.3636 per US$1 in 1996, thereby increasing Repap's revenues on translation into Canadian dollars.

Average coated paper production costs declined by $36 per ton in 1997 compared with 1996, despite a poor operating and cost performance on the A-1 paper machine during the first quarter of 1997. Cost per ton in the fourth quarter were below the average cost per ton for the year 1997, reflecting a consistently improving trend. This favorable cost performance reflects the benefits of an ongoing cost reduction program combined with an increase in coated paper production to 428,000 tons in 1997, up 25,000 tons over 1996.

Repap's operating profit before depreciation and amortization from coated paper operations totalled $93.1 million, down $7.5 million from $100.6 million realized in 1996 despite substantially lower average prices, as shipments and production increased, costs declined and the value of the Canadian dollar depreciated relative to the United States dollar.

North American coated groundwood paper shipments in 1997 were up over 20 percent compared with 1996 shipments and producers appear to have been operating at practical maximum capacity levels for some time. Repap's customers remain on allocation and the company is sold out through the first quarter of 1998.

Very little coated groundwood capacity is scheduled to come onstream in North America over the next few years. Coated groundwood capacity growth is projected at a lower level than last year's survey. This year's survey shows capacity for this grade trailing off from 1.4 percent in 1998 to 0.2 percent in the year 2000, for a net gain of 95,000 tons. Producer inventories are at low levels. Some consumer inventory was replenished by year-end but these volumes remain in balance and will be necessary as we move into the traditionally strong demand period in the second and third quarters.

COATED PAPER MARKET/PRODUCT OPTIMIZATION PROGRAM IMPLEMENTED IN LATE 1997

While the continuing improvement in the coated paper market environment is benefiting financial performance, Repap continues to focus on the factors over which the company has control. Although coated paper prices remained unchanged, a market/product optimization program implemented by Repap in the fourth quarter increased margins by US $20 per ton compared with the third quarter. Some of the initiatives undertaken to improve Repap's profitability include:

o Repap's offshore exports have been reduced. An additional 35,000 tons annually will be sold in North American markets at higher mill net prices. Certain low volume products have been eliminated from the product mix, which will result in the sale of more higher margin products and in improved machine efficiencies. o Shipping destinations are now closer to the manufacturing location thereby reducing freight costs. o A sales incentive program targeted to the best margin products by paper machine has been implemented. o Finally, the product mix has been simplified from eight major products to only four, thereby improving machine efficiencies.

The objectives of this optimization program, which are starting to be realized, include lower freight costs, longer production runs, less waste and improved productivity.

Modern, cost-effective equipment and an ongoing focus on costs combined with a streamlining of product and market focus will all help Repap to achieve its objective of reducing its reliance on factors such as markets, over which the company has no control.

PULP

Repap's pulp revenues increased
$20.6 million (34 percent) to $81.4 million in 1997 compared with $60.8 million in 1996, as higher shipments more than offset lower pulp prices.

Pulp shipments increased 34 percent to 110,000 metric tons in 1997 compared with only 82,000 metric tons in 1996.

Inventories were at 15,000 metric tons at the end of 1996, and were reduced during 1997 to a minimal level of 3,000 metric tons at the end of 1997.

Repap's average pulp transaction price fell by 1 percent to US $540 per metric ton in 1997 from US $545 per metric ton in 1996.

Average pulp production costs declined by $22 per metric ton in 1997 compared with 1996. This favorable cost performance reflects the benefits of the ongoing cost reduction program combined with an increase in production to a 235,000 metric ton-record in 1997, up 11,000 metric tons over 1996.

Repap's operating margin before depreciation from pulp operations totalled $14.1 million, up 26 percent from $11.2 million realized in 1996, reflecting higher shipments and production as well as lower costs.

LUMBER

Lumber revenues increased by $4.9 million (22 percent) to $26.9 million in 1997 compared with $22.0 million in 1996. Repap's lumber operations are not subject to quotas and tariffs on shipments to the United States market.

Average lumber prices increased by 13 percent to $463 per thousand foot board measure in 1997 compared with $408 per thousand foot board measure in 1996. Lumber shipments increased seven percent to 58 million board feet in 1997

[REPAP LOGO]


compared with 54 million board feet in 1996. Repap's operating margin before depreciation from lumber operations increased to $7.3 million in 1997, up $3.1 million from the $4.2 million realized in 1996.

SELLING, ADMINISTRATIVE AND RESEARCH EXPENSES

Selling, administrative and research expenses from continuing operations totalled $51.0 million in 1997, up $16.1 million from expenses of $34.9 million in 1996. The corporate downsizing completed in late 1997 increased 1997 expenses by approximately $21.0 million. This downsizing will benefit Repap's future financial results.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization charges from continuing operations totalled $57.2 million in 1997, up $16.2 million from $41.0 million in 1996, primarily as a result of increasing productivity, higher amortization of foreign exchange losses and a $4.4 million charge for accelerated depreciation of obsolete assets.

COST REDUCTION PROGRAM

Repap realized its full operating cost reduction objective of $24.0 million in 1997; however, the financial results reflect only approximately $18.0 million primarily due to operating difficulties on the A-1 paper machine at the beginning of the year. These difficulties were resolved in the first quarter of 1997. It is expected that these savings will be sustained in 1998 and the company has embarked on a further profit enhancement program with a target of $13 million for 1998 compared with 1997. There are no assurances that the Company will be successful in realizing the benefits of this program.

INTEREST EXPENSE

Interest expense from continuing operations totalled $117.9 million in 1997, up $4.9 million from an expense of $113.0 million in 1996. Average interest expense at the Repap parent company level was essentially unchanged in 1997 compared with 1996. At the Repap New Brunswick level, most of the debt is denominated in United States dollars. Depreciation of the Canadian dollar against the United States dollar, which increased interest expense on translation into Canadian dollars, was the primary reason for higher interest expenses at Repap New Brunswick. Carrying charges on certain payables also increased interest expense.

INCOME TAXES

Generally accepted accounting principles in Canada ("Canadian GAAP") allow for the recognition of income tax benefits on operating losses, other than timing differences, provided that their realization can be regarded as virtually certain.

The Company has incurred $228.6 million of accounting losses (1996: $153.7 million) on which income tax benefits of approximately $88.3 million (1996:
$58.4 million) have not been recognized in the accounts. See Note 13 to the Consolidated Financial Statements for further details on available tax benefits.

DISCONTINUED OPERATIONS

Repap has adopted financial statement presentation applicable to discontinued operations for its ALCELL(R)-technology related operations, for Repap British Columbia, for Repap Manitoba and for Repap USA (see Notes 2 and 17 to the Consolidated Financial Statements).

Repap recorded a net gain from discontinued operations of $73.8 million in 1997, reflecting primarily the net gain on the sale of Repap USA as well as the net gain related to the write-off of certain ALCELL-related liabilities, offset by losses related to the disposition of Repap British Columbia and Repap Manitoba. A net loss from discontinued operations of $398.2million in 1996 reflects the write-off of ALCELL(R)-technology related operations and Repap British Columbia operating losses.

Write-off of investments related to the ALCELL(R) operations resulted in $315.8 million of the loss from discontinued operations in 1996. In 1997, an amount of $37.0 million was recorded in income from discontinued operations, reflecting a $56.6 million gain from the write-off of repayable grants provided to fund the development of the ALCELL(R)-technology, partially offset by the cost of maintaining the ALCELL(R) operations for future sale. The conditions under which the grants were repayable by Repap never materialized and they therefore no longer represented liabilities to Repap.

Ownership of Repap British Columbia was transferred to that company's lenders in March 1997 for a nominal amount. A loss of $115.2 million is recorded in discontinued operations in 1997 and a loss of $103.1 million was recorded in 1996, recognizing the loss from those operations in 1996.

In August 1997, Repap Manitoba was sold. A net loss of $65.2 million was recorded as a loss from discontinued operations in 1997. Net income from discontinued operations related to Repap Manitoba operations was $15.2 million in 1996.

In September 1997, Repap USA, was sold. Net income from discontinued operations related to Repap USA totalled $217.2million, including a net gain of $210.0million on the sale in 1997, and $5.5 million related to operations in 1996.

RESULTS OF OPERATIONS:  1996 COMPARED WITH 1995

Repap's revenues from continuing operations declined 22 percent to $564.0 in 1996 from $724.3 in 1995, reflecting primarily lower coated paper and pulp prices as well as lower coated paper shipments.

[REPAP LOGO]


Coated paper revenues fell 23 percent in 1996 to $481.2 million, reflecting lower shipments and lower transaction prices. Coated paper shipments decreased nine percent to 384,000 tons in 1996 from 420,000 tons in 1995. Repap's 1996 year-end coated paper inventory had increased to 36,000 tons compared with 1995 year-end inventories of only 19,000 tons; however, coated paper inventories were down from a high of 57,000 tons in July 1996, reflecting the end of an unprecedented liquidation of inventories held by coated paper customers.

Repap's transaction prices fell in line with industry prices for the first three quarters of the year before stabilizing in the fourth quarter. For the year, Repap's average coated paper prices declined US $163 per ton to US $920 per ton.

Coated paper production costs were up $38 per ton, reflecting market and maintenance related downtime of approximately 18,000 tons.

Pulp revenues decreased by 26 percent to $60.8 million in 1996 from $82.5 million in 1995. Repap's average kraft pulp prices declined, in line with industry prices, by US $301 per metric ton to US$555 per metric ton in 1996 from US$856 per metric ton in 1995. Shipments of kraft pulp increased by 11,000 metric tons to 82,000 metric tons in 1996 compared with 71,000 metric tons in 1995, reflecting an industry-wide increase in purchases by pulp customers.

Kraft pulp production costs were up $17 per metric ton in 1996, reflecting higher wood costs and market downtime of approximately five days.

Lumber revenues increased by 37 percent to $22.0 million in 1996 compared with $16.2 million in 1995. Average lumber prices increased by 20 percent to $408 per thousand foot board measure in 1996 compared with $341 per thousand foot board measure in 1995. Lumber shipments increased 15 percent to 54 million board feet in 1996 compared with 47 million board feet in 1995.

Depreciation and amortization charges declined by $10.6 million to $51.6 million in 1996, reflecting lower amortization of deferred foreign exchange losses and refinancing costs.

Selling, administrative and research expenses from continuing operations totalled $34.9 million in 1996, down $10.8 million from $45.7 million in 1995. The decrease results almost entirely from compensation adjustments made in 1995 in relation to Repap's performance-based executive compensation plan.

Interest expense from continuing operations totalled $113.0 million in 1996, up $4.8 million over 1995. Lower effective interest rates offset higher average borrowings resulting primarily from the Repap New Brunswick Inc. refinancing in April 1995 and incremental borrowings under Repap's committed revolving credit facilities during 1996.


LIQUIDITY AND CAPITAL RESOURCES

Cash used in operating activities from continuing operations before net changes in non-cash working capital totalled $34.8 million in 1997 compared with cash used of $13.5 million in 1996, reflecting significantly lower coated paper prices in 1997. Although prices began to recover in the second half of 1997, the improvement was not sufficient to offset the impact of low pricing during the first half of the year. Working capital generated cash of $32.6 million during 1997, reflecting mainly a decrease in coated paper and kraft pulp inventories, an increase in payables as well as lower receivables. In 1996, working capital generated cash of $6.4 million reflecting an increase in payables, lower receivables, offset partly by an increase in coated paper inventories.

Capital expenditures during 1997 totalled $16.2 million compared to $19.3 million in 1996. Capital spending related mainly to general maintenance of the operations in both years.

Cash required for operating and investing activities for continuing operations during 1997 was provided by a reduction in working capital and by net proceeds remaining from the sale of assets, after repayment of certain indebtedness of the holding company.

1997 FINANCING ACTIVITIES

In April 1997, Repap New Brunswick's secured lenders increased the maximum borrowings under its revolving credit facility by $20 million. The maximum borrowing under the revolving credit facility is $150 million, subject to available borrowing base. At December 31, 1997, the amount of borrowings outstanding under this facility totalled $97.5 million and unutilized credit totalled $16.1 million.

In August 1996, Repap completed arrangements for a $140 million standby credit facility of which tranche A amounting to $65 million was made available for general corporate purposes and tranche B amounting to $75 million was used to improve liquidity at Repap British Columbia in 1996.

Amounts owing under tranches A and B were repayable on July 31, 1997. Under the terms of the standby loan agreement, the Corporation had an option to extend the maturity date twice for six month periods each. In April 1997, the Corporation completed the documentation for additional borrowings with its lenders under tranches C and D to the standby loan agreement in the maximum amounts of $35 million and $15 million, respectively. Borrowings under tranche C were used to cover interest and general corporate head office needs while tranche D was fully

[REPAP LOGO]

drawn on May 1, 1997 and the funds placed in escrow for the benefit of Repap British Columbia as requested by the lenders in January 1997. Borrowings under tranches C and D were repayable on July 31, 1997. The Corporation had the right to extend this maturity to December 15, 1997, provided, among other things, that it had i)provided the standby lenders with satisfactory evidence that the strategic sale process was sufficiently advanced and proceeding and ii) either repaid the US$130 million subordinated convertible debentures maturing in August 1997 or obtained an extension of their maturity to at least January 1, 1998 in a manner acceptable to the standby lenders.

The Corporation was unable to repay in cash or extend the US $130 million convertible debentures maturing in August 1997, and, as such, was unable to extend the maturity of the standby loan to December 1997.

On July 7, 1997, the Corporation received the consent of the lenders under the Standby Loan Agreement and of Ferrostaal AG, a third party lender, to extend the maturity of the respective amounts owed each of them from July 31, 1997 to September 30, 1997 conditional on the signing of definitive agreements for the sale of each of Repap Manitoba and Repap USA and the conversion to Common Shares of the aggregate amount of principal outstanding of the US $130 million, 8.5% Convertible Debentures due August 1, 1997.

On July 18, 1997, a Stock Purchase Agreement was entered into between the Corporation and Tolko Industries Ltd. ("Tolko") for all of the issued and outstanding shares in the capital of Repap Manitoba for a purchase price, subject to adjustments, of $109 million plus working capital less debt. This transaction closed on August 8, 1997 and provided $34.5 million of net proceeds which the Corporation applied to reduce its long-term secured indebtedness under the standby loan agreement. The sale of the shares to Tolko resulted in a loss from discontinued operations of $65.2 million for the year ended December 31, 1997.

On September 25, 1997, shareholders passed a resolution approving the sale to Consolidated Papers, Inc. ("Consolidated Papers") of all the outstanding shares of Repap USA and all of the Preferred Stock of Repap Wisconsin for net proceeds of U.S. $227 million, exclusive of certain assets of Repap USA. The sale of the shares to Consolidated Papers Inc. resulted in income from discontinued operations of $217.2 million for the year ended December 31, 1997. Proceeds were used to repay the standby lenders and Ferrostaal AG in full.

On August 1, 1997, The Corporation proceeded to the conversion of the US $130 million convertible debentures into common shares. The number of common share issued on conversion totalled 619,023,800 increasing the total number of outstanding common shares at December 31, 1997 to 742,460,637 shares.

1996 FINANCING ACTIVITIES

In March 1996, Repap Wisconsin, Inc.'s ("Repap Wisconsin") revolving credit facility was renewed, increasing availability thereunder by US $10 million to US $70 million. In June 1996, Repap New Brunswick's revolving credit facility was renewed, increasing availability thereunder by $26 million to $136 million (US $100 million) and extending its maturity to April 1998. In July 1996, the maturity under Repap Manitoba's revolving credit facility was also extended to July 1998.

1995 FINANCING ACTIVITIES

In November 1995, Repap purchased all of its outstanding Non-Voting Preferred Shares, Series D and E, having an aggregate book value of $121.6 million, for $20 million. The difference between the aggregate book value and the purchase price, a gain of $101.6 million, was credited to retained earnings and the share certificates were cancelled.

In November 1995, a new corporation was organized to acquire, from Repap British Columbia, the majority of the net assets of its Manitoba division. The new corporation, Repap Manitoba, raised $65 million under the terms of a new five-year credit agreement to finance this acquisition. Repap British Columbia received $62 million of the $65 million raised by Repap Manitoba and used it to retire $50 million of its outstanding first mortgage bonds and to reduce borrowings under its revolving credit facility by $12 million.

In April 1995, Repap New Brunswick completed the issue of senior secured notes in the aggregate amount of US $650 million. The net proceeds of Cdn. $887 million were used to refinance the majority of Repap New Brunswick's outstanding indebtedness and to retire outstanding floating rate notes issued by Repap in the amount of US $122.1 million. In connection with the closing of this issue, Cdn. $41.7 million was charged to income as an unusual item, including deferred exchange losses, deferred financing costs and early redemption premiums related to the indebtedness repaid from the proceeds.

Other cash used in financing activities during 1995 included the early settlement of long-term liabilities aggregating $46.6million, net of third party partial financing of Repap's acquisition of the remaining 50 percent of Repap Construction Inc. (formerly "Repap Ferrostaal Inc.") in the amount of
$9.3 million.

[LOGO] REPAP

No dividends were declared on Repap's outstanding common shares during 1997, 1996 and 1995.

RISKS AND UNCERTAINTIES
GOING CONCERN ASSUMPTION

Maintenance capital spending for 1998 is expected to total approximately $20 million. Funding for these expenditures, along with scheduled long-term debt and repayable grant repayments of approximately $133 million, including the revolving credit facility, and excluding the $75 million subordinated convertible debentures maturing in June 1998, will depend, as mentioned under "Basis of Financial Statement Presentation and Going Concern Assumption", on a variety of factors, some of which are beyond the Corporation's control including being able to, among other things, i) return to profitability, ii) generate positive cash-flow from continuing operations and iii) its ability to refinance the revolving credit facility at its maturity. The outcome of these matters cannot be predicted at this time.

The revolving credit facility matures in April 1998 and negotiations to renew the facility are under way and are expected to be finalized by March 31, 1998.

The Corporation will seek an extension or a refinancing of its $75 million subordinate convertible debentures maturing June 1998; however, the Corporation may, at its option, repay the debentures at any time by issuing common shares based on market prices prevailing prior to their maturity or redemption date. (See Note 12 to the Corporation's Consolidated
Financial Statements).

On December 31, 1997, Repap New Brunswick Inc. was in default under its revolving credit facility because it had failed to make timely payment of certain property taxes and fees when due, and meet an interest coverage ratio. Repap received all required waivers.


CURRENCY

The profitability level of Repap's Canadian operations is sensitive to fluctuations in foreign exchange rates as most of their revenues are derived in U.S. dollars. A Cdn $0.01 variation in exchange rates affects Repap's cash flow by approximately $3.6 million. The competitiveness of Repap's operations in world markets depends on the relative strength of the currency in the countries of competitive producers. Repap actively hedges its foreign exchange exposure with forward contracts of varying terms not normally exceeding one year. The objective of the hedging program is to manage the risk of adverse cash flow due to fluctuations in foreign currencies against the Canadian dollar. The percentage of transaction exposure hedged is generally between 20 percent and 80 percent, after taking into account the amounts of U.S. dollars required under Repap's revenue-stream hedging practices.

At December 31, 1997, 95 percent of Repap's consolidated borrowings of approximately Cdn. $1.1 billion were in U.S. dollars.

Repap is naturally hedged against the exchange risk associated with holding U.S. dollar debt. Since most of Repap's products are sold in U.S. dollars, it is highly likely that future U.S. dollar revenue streams will be more than enough to accommodate any U.S. dollar principal repayment as it falls due. Repap has chosen to issue primarily U.S.-dollar-denominated debt because of this natural hedge and to take advantage of interest rates available on U.S.-dollar-denominated debt which have, at times, been significantly less than corresponding rates on Canadian dollar-denominated debt.

Accordingly, effective July 1, 1992, Repap designated future U.S. dollar revenue streams as effective hedges against currency risks related to U.S. dollar debt borrowings. Designation of revenues as a hedge results in exchange gains and losses on debt being deferred without amortization until repayment. At maturity, any exchange adjustment is included with revenues, recognizing that Repap has realized equal and offsetting exchange adjustments in the period the debt is repaid.

Revenues in 1997 were reduced by $30.1 million as a result of the application of this accounting method. On December 31, 1997, approximately $49.1 million of hedged currency exchange losses remained on the balance sheet, and are expected to reduce revenues by the following non-cash currency exchange adjustments:

REVENUE REDUCTION RESULTING FROM
NON-CASH CURRENCY ADJUSTMENTS

--------------------------------------------------------------------------------
YEAR                (MILLIONS IN DOLLARS)
--------------------------------------------------------------------------------
1998                              $    5.7
1999                                   5.7
2000                                  22.4
Thereafter                            15.3
--------------------------------------------------------------------------------
Total                             $   49.1
--------------------------------------------------------------------------------

In April 1995, Repap and Repap New Brunswick refinanced the majority of their U.S. dollar long-term debt with U.S.-dollar-denominated senior secured notes issued by Repap New Brunswick. The revenue streams which had been identified as an effective hedge in connection with scheduled U.S. dollar principal repayments on the old debt continue; however, to constitute an effective hedge against accumulated exchange losses at the time of refinancing, as it remains highly likely that such revenue streams will be earned as anticipated in the relevant future periods.

[LOGO] REPAP

Under generally accepted accounting principals in the United States ("U.S. GAAP"), any change in the currency fluctuations is immediately recognized in income. The total amount of the above-mentioned non-cash currency adjustments to future revenues has already been charged to income under U.S. GAAP. Accordingly, any reduction in revenues and income of future years resulting from these currency adjustments under Canadian GAAP will be added back in the reconciliation of revenues and income under U.S. GAAP. (See Note 23 to the Corporation's Consolidated Financial Statements).


INTEREST RATES

The Corporation's variable-rate debt from continuing operations, totalling $300million, is subject to fluctuations inCanadian, U.S. and Euro-dollar lending rates. A 1% change in interest rates affects Repap's cash flow by approximately $3.0million.


ENVIRONMENTAL CONCERNS
AND REGULATIONS

The forest products industry is subject to evolving environmental legislation, regulations and standards from various levels of governments which impose effluent and emission standards and other requirements on Repap's operations. Future capital investments may be required to meet legislation, regulations and standards as they evolve. In addition to regulatory pressure, market pressures may influence product evolution. Repap's ability to continue to address changing market needs could require additional capital investments as well as additional investments in product and process development.


YEAR 2000
REPAP NEW BRUNSWICK INC.

Repap New Brunswick Inc. ("RNBI") started preparing a number of years ago for Year 2000. Its strategy is to ensure that all new applications are Year 2000 compliant.

At the end of 1997, all financial, administrative, office support, mill and geographic information, and maintenance management applications are fully compliant with Year 2000, with the exception of the General Ledger. The General Ledger will be brought into compliance by installing a vendor-provided upgrade during 1998.

RNBI is currently taking steps to correct Year 2000 issues in a limited number of situations with in-house applications for wood fiber procurement, paper order processing, distribution, customer service and labour scheduling. This activity will be concluded by year-end 1998.

RNBI operates a product tracking system that is not fully compliant with Year 2000. Purchased in 1985, this system is supported in-house because the vendor is no longer in business. The system will be brought into full compliance by in-house resources prior to mid-year 1999.

RNBI operates various purchased systems that control plant machinery. Discussions are underway with the vendors to ensure that these systems meet Year 2000 compliance. To date, no significant issues have surfaced. Some of these systems provide short-term data analysis. A number of these systems forward information to the mill information system for long-term storage, reporting and analysis. This subsequent processing is Year 2000 compliant.

RNBI operates a purchased system providing environmental monitoring that does not meet Year 2000 compliance on a limited basis. The vendor will release an upgrade version that is Year 2000 compliant during 1998. The Company also operates 2 non-compliant remote tracking units for ambient air emissions. Replacement of these older units by mid-year 1999 is under management review.

RNBI has the sources and resources necessary to correct the limited occurences of Year 2000 non-compliance noted above by mid-year 1999.

[LOGO] REPAP
                          MANAGEMENT'S RESPONSIBILITY
                      FOR CONSOLIDATED FINANCIAL REPORTING

REPAP ENTERPRISES INC.



  The consolidated financial statements of Repap Enterprises Inc. are the responsibility of management and have been approved by the Board of Directors. This responsibility includes the selection of appropriate accounting principles and the exercise of careful judgement in establishing reasonable estimates in accordance with generally accepted accounting principles appropriate in the circumstances. Financial information shown elsewhere in this annual report is consistent with that contained in the consolidated financial statements.

  Management of Repap Enterprises Inc. and its subsidiaries have developed and maintains accounting systems and internal controls designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that the financial records are reliable for preparing the financial statements.

  The Board of Directors has appointed an Audit Committee, which consists of three independent directors of the Corporation. The Audit Committee meets periodically with the external auditors and management to discuss accounting policies and practices, internal control systems, financial reporting issues, the scope of the annual audit and other matters. This Committee makes recommendations to the Board of Directors concerning management's selection of external auditors. The external auditors have direct access to the Committee to discuss the results of their audit and any recommendations they have for improvements in internal controls, the quality of financial reporting and any other matters of interest. The Committee reviews the Corporation's annual consolidated financial statements before recommending them to the Board of Directors for approval. It also reviews the Annual Information Form before it is filed with securities regulators and stock exchanges.

  These consolidated financial statements have been audited by Ernst & Young, Chartered Accountants, on behalf of the shareholders and their report stating the scope of their audit examination and their opinion on the consolidated financial statements is presented hereafter.


/s/ Stephen C. Larson                           /s/ Michelle A. Cormier
Stephen C. Larson                               Michelle A. Cormier
President and Chief Executive Officer           Vice President, Finance

January 21, 1998


AUDITORS' REPORT


  To the Shareholders of Repap Enterprises Inc.:

  We have audited the consolidated balance sheets of Repap Enterprises Inc. as at December 31, 1997 and 1996 and the consolidated statements of operations, deficit and changes in financial position for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 1997 and 1996 and the results of its operations and the changes in its financial position for each of the years in the three-year period ended December 31, 1997 in accordance with accounting principles generally accepted in Canada.

  As discussed in Note 1 to the consolidated financial statements, the Corporation changed its method of accounting for its appraisal increment in 1997.

Montreal, Canada
January 21, 1998, except for Note 25 which is as at February 20, 1998.

/s/ Ernst and Young

Chartered Accountants
  Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

  In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated January 21, 1998, except for Note 25 which is as at February 20, 1998, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Montreal, Canada
January 21, 1998

/s/ Ernst and Young

Chartered Accountants

[LOGO] REPAP

CONSOLIDATED BALANCE SHEETS (SEE NOTES 1, 2 AND 17)

--------------------------------------------------------------------------------
REPAP ENTERPRISES INC. (INCORPORATED UNDER THE LAWS OF CANADA)
AS AT DECEMBER 31
(MILLIONS OF CANADIAN DOLLARS)             NOTES           1997          1996
--------------------------------------------------------------------------------
ASSETS

Current:
Cash and short-term deposits                          $     43.3     $     23.5
Accounts receivable                             7           79.9          212.1
Inventories                                  4, 7           65.9          324.0
--------------------------------------------------------------------------------
Total current assets                                       189.1          559.6
--------------------------------------------------------------------------------
Fixed assets, at cost                 1, 6, 7, 15        1,408.3        3,189.2
Less accumulated depreciation                              399.6          905.0
--------------------------------------------------------------------------------
Net fixed assets                                         1,008.7        2,284.2
--------------------------------------------------------------------------------
Investment tax credits recoverable          9, 13           35.5          192.4
Investments                                                 16.2           19.9
Other assets                                    5          148.4          247.6
--------------------------------------------------------------------------------
                                                      $  1,397.9      $ 3,303.7
--------------------------------------------------------------------------------

[LOGO] REPAP

CONSOLIDATED BALANCE SHEETS (SEE NOTES 1, 2 AND 17)

-----------------------------------------------------------------------------------------------------
REPAP ENTERPRISES INC.
AS AT DECEMBER 31
(MILLIONS OF CANADIAN DOLLARS)                               NOTES          1997            1996
-----------------------------------------------------------------------------------------------------
LIABILITIES
Current:
Accounts payable and accrued liabilities                                $  129.0        $  359.3
Current portion of long-term debt and repayable grants      7, 8            75.7            55.4
Revolving credit facility                                      7            97.5            --
-----------------------------------------------------------------------------------------------------
Total current liabilities                                                  302.2           414.7
-----------------------------------------------------------------------------------------------------
Revolving credit facilities                                    7            --             309.7
Long-term debt                                                 7           901.3         2,090.4
Repayable grants and other liabilities                         8            25.6            71.2
-----------------------------------------------------------------------------------------------------
                                                                           926.9         2,471.3
-----------------------------------------------------------------------------------------------------
CAPITAL SOURCES

Non-controlling interest                                      10            14.3            16.7
Investment tax credits                                                     148.0           300.0
Grants - non-repayable                                         8            23.8            59.9
-----------------------------------------------------------------------------------------------------
                                                                           186.1           376.6
-----------------------------------------------------------------------------------------------------
Shareholders' Equity (Deficiency):

Preferred shares                                              11            16.0            16.0
Common shares                                                 11           640.4           483.3
Deficit                                                                   (745.3)         (681.8)
Other paid-in capital                                         12            71.7           216.3
Translation adjustment                                        22            (0.1)            7.3
-----------------------------------------------------------------------------------------------------
                                                                           (17.3)           41.1
-----------------------------------------------------------------------------------------------------

                                                                        $1,397.9        $3,303.7
-----------------------------------------------------------------------------------------------------




See accompanying notes

                            On behalf of the Board:

                            /s/ Stephen C. Larson        /s/ William J.Anderson
                            Stephen C. Larson            William J.Anderson
                            Director                     Director

[LOGO] REPAP

CONSOLIDATED STATEMENTS OF OPERATIONS (SEE NOTES 1, 2 AND 17)

--------------------------------------------------------------------------------------------------------------
REPAP ENTERPRISES INC.
YEARS ENDED DECEMBER 31
(MILLIONS OF CANADIAN DOLLARS, EXCEPT
 PER SHARE AMOUNTS)                                       NOTES        1997           1996          1995
--------------------------------------------------------------------------------------------------------------
Revenues from continuing operations                      2, 17       $ 609.9        $ 564.0        $ 724.3

Effects of currency hedging                                             30.1           20.2            5.5
Sales deductions                                                        59.4           58.7           61.5
--------------------------------------------------------------------------------------------------------------
Net sales from continuing operations                                   520.4          485.1          657.3

Cost of sales excluding depreciation
  and amortization                                                     416.2          367.6          373.7
Selling, administrative and research
  expenses                                                              51.0           34.9           45.7
Depreciation and amortization                               15          57.2           41.0           51.6
--------------------------------------------------------------------------------------------------------------
Operating profit (loss)                                                 (4.0)          41.6          186.3
Interest expense                                            14         117.9          113.0          108.2
Miscellaneous expense (income)                                          (1.0)           0.9           (5.4)
Unusual items                                               16          --             --             41.7
--------------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted                                   (120.9)         (72.3)          41.8

Provision for income taxes                                  13           2.0            2.5            2.5
--------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                              (122.9)         (74.8)          39.3
Income (loss) from discontinued operations                  17          73.8         (398.2)         121.9
--------------------------------------------------------------------------------------------------------------
Net income (loss)                                                      (49.1)        (473.0)         161.2
Provision for accretion of other paid-in capital                        14.4           19.0           17.6
--------------------------------------------------------------------------------------------------------------
Net income (loss) attributable to common shareholders                $ (63.5)       $(492.0)       $ 143.6
--------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations per share
  Basic                                                              $ (0.36)       $ (0.76)       $  0.18
  Adjusted basic                                                     $ (0.17)       $  --          $  --
  Fully diluted                                                      $ (0.36)       $ (0.76)       $  0.17

Earnings (loss) per share
  Basic                                                              $ (0.17)       $ (3.99)       $  1.17
  Adjusted basic                                                     $ (0.07)       $  --          $  --
  Fully diluted                                                      $ (0.17)       $ (3.99)       $  1.12

See accompanying notes
--------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF DEFICIT (SEE NOTES 1, 2 AND 17)

--------------------------------------------------------------------------------------------------------------------
REPAP ENTERPRISES INC.
YEARS ENDED DECEMBER 31
(MILLIONS OF CANADIAN DOLLARS)                                      NOTES          1997       1996          1995
--------------------------------------------------------------------------------------------------------------------
Deficit, beginning of year                                                     $ (681.8)    $(189.8)     $ (435.0)

Net income (loss) attributable to common shareholders                             (63.5)     (492.0)        143.6
Gain on redemption of preferred shares                               11             --          --          101.6
--------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                                           $ (745.3)    $(681.8)     $ (189.8)
--------------------------------------------------------------------------------------------------------------------

See accompanying notes

[LOGO] Repap

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(SEE NOTES 1, 2 AND 17)

---------------------------------------------------------------------------------------------------------
REPAP ENTERPRISES INC.
YEARS ENDED DECEMBER 31
(MILLIONS OF CANADIAN DOLLARS)                       NOTES       1997          1996          1995
---------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Income (loss) from continuing operations                     $(122.9)      $ (74.8)      $  39.3
  Add items not affecting cash:
     Depreciation and amortization                                57.2          41.0          51.6
     Effects of currency hedging                                  30.1          20.2           5.5
     Unusual items and other                           16          0.8           0.1          39.1
---------------------------------------------------------------------------------------------------------
CASH FLOW BEFORE NET CHANGES IN NON-CASH
  WORKING CAPITAL                                                (34.8)        (13.5)        135.5
  Non-cash working capital changes                     20         32.6           6.4           7.6
---------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS                  (2.2)         (7.1)        143.1
---------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
  Additions to fixed assets                                      (16.2)        (19.3)        (35.7)
  Deferred charges and other assets                               (0.5)         (2.8)        (42.5)
---------------------------------------------------------------------------------------------------------
Cash used in investing activities                                (16.7)        (22.1)        (78.2)
---------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
  Additions to debt                                               64.3         126.1         889.2
  Repayment of debt                                             (293.7)        (20.7)       (838.2)
  Revolving credit lines, net change                             (23.5)         28.1         (10.7)
  Issue of share capital                               11        157.1          --            13.2
  Conversion of debentures                             11       (157.1)         --            --
  Net redemption of non-controlling interest        2, 11         --            --           (20.0)
  Early redemption premiums                            16         --            --           (15.2)
  Others                                                                        --           (37.2)
---------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                 (252.9)        133.5         (18.9)
---------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) DISCONTINUED
  OPERATIONS:                                          17        291.6        (118.3)        (13.9)
---------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                   19.8         (14.0)         32.1
CASH POSITION, BEGINNING OF YEAR                                  23.5          37.5           5.4
---------------------------------------------------------------------------------------------------------
CASH POSITION, END OF YEAR                                     $  43.3       $  23.5       $  37.5
---------------------------------------------------------------------------------------------------------


Cash position is represented by cash and short-term deposits.


See accompanying notes

[LOGO] Repap
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


REPAP ENTERPRISES INC.
DECEMBER 31, 1997
(MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE INDICATED)


  The consolidated financial statements of the Corporation have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The financial statements have, in management's opinion, been properly prepared using careful judgement within reasonable limits of materiality and within the framework of the accounting policies summarized hereafter.

  As further described under note 23, the accounting policies followed by the Corporation differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the UnitedStates ("U.S. GAAP") and the accounting principles and practicesrequired by the United States Securities and Exchange Commission ("SEC").



  NOTE 1    FINANCIAL STATEMENT PRESENTATION

  DESCRIPTION OF BUSINESS

  The Corporation is a North American forest products company with production facilities located in New Brunswick, Canada. It is an integrated producer of high quality coated groundwood paper, northern bleached softwood kraft ["NBSK"] pulp and lumber. It manufactures paper products used for magazines, catalogues, newspaper advertising inserts and direct mail advertising materials. The Corporation predominantly markets its paper, pulp and lumber in North America. It has an annual production capacity for coated groundwood paper of 492,000 tons.

  The Corporation has NBSK facilities in New Brunswick with an annual capacity of 235,000 tonnes and integrated groundwood pulp facilities with an annual capacity of 123,000 tonnes.

  The Corporation has lumber operations with an annual capacity of 58 million board feet, which produces dimension lumber products.


  BASIS OF FINANCIAL STATEMENT PRESENTATION AND GOING CONCERN
  ASSUMPTION

  These consolidated financial statements include the accounts of Repap Enterprises Inc. ("Repap" or "the Corporation") and its wholly-owned subsidiaries Repap New Brunswick Inc. ("Repap New Brunswick"), Repap Marketing Inc. ("Repap Marketing") and Repap Technologies Inc. ("Repap Technologies"). These consolidated financial statements also include, presented as discontinued operations, the accounts of Alcell Technologies Inc. ("Alcell"), Alcell Forest Products Inc. ("Alcell Forest Products"), and Repap Construction Inc. ("Repap Construction). During 1997, the Corporation disposed of Repap USA Inc. ("Repap USA"), Repap Sales Corporation ("Repap Sales"), Repap Wisconsin, Inc. ("Repap Wisconsin"), Repap Manitoba Inc. ("Repap Manitoba"), and Repap British Columbia Inc. ("Repap British Columbia"). (See Notes 2 and 17).

  The consolidated financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles on a going concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

  The Corporation's revolving credit facility of $97.5 million matures in April 1998. Additionally, during 1996 and 1997, the Corporation's continuing operations did not generate sufficient cash flow to cover operating costs and to fund investments in working capital and additions to fixed assets. The Corporation also incurred operating losses during 1997, and as at December 31, 1997, has a net deficit in shareholders' equity of $17.3 million. Repap is currently negotiating with the lender of its revolving credit facility and is also currently considering other financing alternatives to replace its existing revolving credit facility. Repap has not received any indications that the revolving credit facility will not be renewed.

  The Corporation's ability to continue as a going concern is dependent upon its ability to refinance the revolving credit facility at its maturity, achieving profitable operations and upon generating positive cash flow from operations. While the Corporation did achieve positive cash flow from continuing operations during the fourth quarter of 1997, the outcome of these matters cannot be determined with certainty at this time. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Corporation be unable to continue in business.


  CHANGE IN ACCOUNTING POLICY

  The Corporation has changed its accounting policy effective January 1, 1997 to remove the appraisal increment representing the excess of appraised value of certain fixed assets that was recorded in 1986. This change in accounting policy has been applied retroactively. As a result, net fixed assets and the appraisal increment have been reduced by $76.9 million (1996: $76.9 million). There is no effect on the deficit for either year.



  NOTE 2    SIGNIFICANT ACTIVITIES

  DISCONTINUED OPERATIONS AND RELATED INVESTING ACTIVITIES

  In July 1996, Repap engaged Dillon Read & Co. Inc. of New York and TD Securities Inc. of Toronto as investment advisors with the mandate to explore strategic alternatives available to Repap in maximizing shareholder value. In December 1996, the Corporation's Board of Directors accepted an all-stock offer from Avenor Inc. ("Avenor") for the acquisition of all of the Corporation's outstanding shares, subject to both companies' shareholders' approval.

  The financial markets did not react positively to the proposed amalgamation between Avenor and Repap. On March 3, 1997, the proposal was amended to exclude Repap British Columbia from the contemplated merger and to modify the share exchange ratio.

  In connection with the March 3, 1997 proposal for a revised transaction between the Corporation and Avenor, the lenders to Repap British Columbia ("Westcoast Lenders"), Avenor, the Corporation, Repap British Columbia and certain other affiliates of the Corporation entered into a Restructuring and Settlement Agreement (the "Restructuring Agreement") dated March 3, 1997. Pursuant to the Restructuring Agreement, Repap British Columbia and its subsidiaries agreed to seek protection from their creditors by applying for an order staying all of their creditors under the Companies' Creditors Arrangement Act (Canada). An order granting a stay of all creditors claims against Repap British Columbia was granted by the Supreme Court of British Columbia on March 3, 1997. As part of the Restructuring Agreement and to facilitate the completion of the proposed amalgamation of the Corporation with a wholly-owned subsidiary of Avenor, the Westcoast Lenders were granted an option to acquire all of the shares of Repap British Columbia for a nominal amount. On March 26, 1997, the shareholders of Avenor voted against the proposed merger between Avenor and Repap. On March 27, 1997, the Westcoast Lenders exercised their right to purchase all of the shares of Repap British Columbia. The sale of the shares of Repap British Columbia to the Westcoast Lenders resulted in a loss from discontinued operations of $115.2 million for the year ended December 31, 1997. (See Note 17).

[LOGO] Repap

  On July 4, 1997, the Corporation agreed with the Westcoast Lenders to transfer to the Corporation the 240,963 Class III Preferred Stock and the 180,047 Class IV Preferred Stock in the capital of Repap Wisconsin owned by Repap British Columbia and held by the Westcoast Lenders as security for Repap British Columbia's indebtedness to them; to return to the Corporation the $15 million drawdown of Tranche D under the Standby Loan Agreement; and to release the Corporation from its $50 million guarantee of Repap British Columbia's indebtedness. In turn, the Corporation used a portion of the proceeds of the sale to pay the Westcoast Lenders $50 million and to cause Repap Wisconsin to release Repap British Columbia from its obligation to deliver 32,500 air dry metric tonnes of pulp under two pulp purchase agreements entered into between Repap Wisconsin and Repap British Columbia during 1995.

  On July 7, 1997, the Corporation received the consent of the lenders under the Standby Loan Agreement and of Ferrostaal AG to extend the maturity of the respective amounts owed each of them from July 31, 1997 to September 30, 1997 conditional on the signing of definitive agreements for the sale of each of Repap Manitoba and Repap Wisconsin and the conversion to Common Shares of the aggregate amount of principal outstanding of the US $130 million 8.5% convertible debentures due August 1, 1997.

  On July 18, 1997 a Stock Purchase Agreement was entered into between the Corporation and Tolko Industries Ltd. ("Tolko") for all of the issued and outstanding shares in the capital of Repap Manitoba for a purchase price, subject to adjustments, of $109 million plus working capital less the long-term debt and the long-term portion of a capital lease between Repap Manitoba and GATX. This transaction closed on August 8, 1997 and provided $34.5 million of net proceeds which the Corporation applied to reduce its long-term secured indebtedness.

  The sale of the shares to Tolko resulted in a loss from discontinued operations of $65.2 million for the year ended December 31, 1997 (See Note 17).

  On September 25, 1997, the shareholders of the Corporation passed a resolution approving the sale to Consolidated Papers, Inc. ("Consolidated Papers") of all the outstanding shares of Repap USA and all of the Preferred Stock of Repap Wisconsin for net proceeds of US $227 million, exclusive of certain assets of Repap USA. The sale of the shares to Consolidated Papers Inc. resulted in a gain from discontinued operations of $217.2 million for the year ended December 31, 1997. (See Note 17).

  In the fourth quarter of 1997, the Corporation signed a letter of intent to sell its proprietary ALCELL(R) pulping technology for $4 million, including a $2 million cash payment and the issuance of a $2 million 7% debenture maturing 2 years from completion of the sale. The debenture will be convertible in whole at any time prior to maturity into the acquirer's Common Shares at $1.25 per share.


  FINANCING ACTIVITIES

  On April 14, 1997, Repap New Brunswick's secured lenders increased the amount of borrowings under its revolving credit facility by $20 million. Committed revolving credit facilities from continuing operations aggregated approximately $150 million as at December 31, 1997, subject to sufficient borrowing base. As at December 31, 1997, $97.5 million was drawn and the borrowing base available amounted to $16.1 million.

  On August 1, 1997, the Corporation repaid its US $130 million 8.5% convertible debentures through the issuance of 619,023,800 common shares. (See Note 11).

  On September 30, 1997, the Corporation repaid amounts due under the Standby Loan Agreement and US $64 million to Ferrostaal AG, representing payment in full.

  In August 1996, the Corporation completed arrangements for a $140 million standby credit facility of which $75 million was used to improve liquidity at Repap British Columbia.

  In March 1996, Repap Wisconsin's revolving credit facility was renewed, increasing availability thereunder by US $10 million to US $70 million. In June 1996, Repap New Brunswick's revolving credit facility was renewed, increasing availability thereunder by $26 million to $136 million (US $100 million) and extending its maturity to April 1998. In July 1996, the maturity under Repap Manitoba's revolving credit facility was also extended to July 1998.

  During 1996, Repap British Columbia's secured borrowings increased by $35.3 million, approximately $25 million of which was used to finance the acquisition, in September 1996, of Orenda Forest Products Ltd.

  In November 1995, Alcell Forest Products entered into a $39 million term loan agreement guaranteed by the Government of New Brunswick in connection with the construction of an electrostatic precipitator and secondary effluent treatment facilities.

  In April 1995, Repap New Brunswick completed the issue of senior secured notes in the aggregate amount of US $650 million. The net proceeds of Cdn. $887 million were used to refinance the majority of Repap New Brunswick's outstanding indebtedness and to retire outstanding floating rate notes issued by Repap in the amount of US $122.1 million.



  NOTE 3    SIGNIFICANT ACCOUNTING POLICIES


  (a) SHORT-TERM DEPOSITS

  Short-term deposits consist of term deposits with banks and other financial institutions, renewable on a daily to weekly basis.


  (b) INVESTMENTS

  Investments in which the Corporation has significant influence are accounted for on the equity basis. Other investments are accounted for at cost. As at December 31, 1997, none of these investments had a quoted market value.


  (c) INVENTORIES

  Logs, chips and supplies are valued at the lower of cost, determined primarily on a weighted average basis, and replacement cost. Coated paper, pulp and lumber are valued at the lower of cost, determined on a weighted average basis, and net realizable value.


  (d) FIXED ASSETS AND LEASES, DEPRECIATION AND AMORTIZATION

  Fixed assets are recorded at cost. Cost includes all costs associated with the acquisition or construction of the related asset, including interest on indebtedness and start-up costs related to assets under construction. Interest and start-up costs are capitalized until the asset is ready for its intended use.

  Assets under construction are reflected in construction in progress until they are ready for their intended use. Intended use is reached when certain objectives have been met such as production operating rates, operating efficiency parameters, development of product grades and product quality standards.

  Depreciation, which begins when construction is completed and start-up begins, is provided over the estimated useful lives of the assets, using straight-line and unit-of-production methods, at the rates set out below:

--------------------------------------------------------------------------------
Buildings                          straight-line over 25 to 40 years
Machinery and equipment            straight-line over 20 to 35 years, and
                                   unit-of-production over 20 to 35 years'
                                   estimated production
Automotive and sawmill equipment   straight-line over 5 to 15 years
Office equipment                   straight-line over 5 to 10 years
Roads                              straight-line over 10 to 20 years
Crown rights                       straight-line over 25 years
--------------------------------------------------------------------------------

Leases which transfer substantially all of the risks and rewards of ownership are capitalized and are depreciated on the same basis as purchased fixed assets.

[LOGO] REPAP


  (e) INCOME TAXES AND INVESTMENT TAX CREDITS RECOVERABLE

  Income taxes are accounted for on the tax allocation basis. Investment tax credits are accounted for under the cost reduction method and are recorded as deferred credits. Such credits are recognized in the accounts when earned and when there is reasonable assurance of their realization. They are amortized to income on a basis consistent with the depreciation method used for the related fixed assets. When reasonable assurance of their realization no longer exists, investment tax credits recoverable are charged against the related deferred credits, to the extent such deferred credits are available, with the excess charged to income.

  The amounts recorded for income tax benefits and investment tax credits recoverable are based on estimated future earnings. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods may be material.


  (f) FOREIGN CURRENCY TRANSLATION

  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange prevailing at the year-end. Other foreign currency transactions are translated into Canadian dollars at rates of exchange in effect when the transactions were entered into.

  Exchange gains and losses arising from the translation of unhedged monetary assets and liabilities with terms in excess of one year are deferred and amortized over the life of these assets and liabilities.

  When a future revenue stream is hedged by a monetary liability, the revenue amount included in the determination of net income of future periods is adjusted as a result of the foreign currency amount being translated at the exchange rate in effect when the revenue stream was identified as a hedge. The difference arising due to cash received being translated at current rates is offset against the deferred amount relating to the hedged monetary liability. The Corporation has put into place a revenue stream hedge commencing July 1, 1992.

  Other exchange gains and losses arising from the translation of foreign currency items are included in the determination of net income for the year.


  (g) OTHER ASSETS AND AMORTIZATION

  Charges related to obtaining debt financing are deferred and amortized on a straight-line basis over the duration of the financing. Other deferred costs are deferred and amortized over the periods benefited.

  Goodwill is amortized using the straight-line method over periods not exceeding 30 years. The Corporation evaluates the carrying value of goodwill for possible impairment on an annual basis. This evaluation considers operating trends and other relevant factors. Based upon its most recent analysis, the Corporation believes that no impairment of goodwill exists at December 31, 1997.


  (h) GOVERNMENT GRANTS

  Government grants are recorded in the accounts when there is reasonable assurance that the Corporation has complied with, and will continue to comply with, all conditions necessary to obtain the grants.

  The non-repayable grants are deferred and amortized on the same basis as that on which the related assets are depreciated or amortized.


  (i) PENSION COSTS AND OBLIGATIONS

  The projected benefit obligation is calculated using the projected benefit method prorated on services. The transition gains, obligations and other adjustments are amortized to income on a straight-line basis over the expected average remaining service life of the plan participants. The plan assets are measured at their market-related values.

  The cost of the defined benefit plans reflects management's best estimates of the pension plans' expected investment yields, salary escalations, mortality of members, terminations and the ages at which members will retire. Accordingly, these costs are subject to measurement uncertainty, and the impact on the financial statements of future periods may be material.


  (j) REVENUES AND NET SALES

  Revenues are recognized when goods are shipped and title has passed to the customer. In arriving at net sales, revenues are reduced by commissions, discounts and freight.


  (k) EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are calculated using the weighted average number of voting shares outstanding during the period. Where common shares have been issued on the conversion of debt, adjusted basic earnings (loss) per share are calculated as though the conversion had taken place at the beginning of the period. Fully diluted earnings (loss) per share are calculated taking into consideration the effect of the actual and potential conversion of convertible debentures and the exercise of stock options.


  NOTE 4    INVENTORIES

----------------------------------------------------------
DECEMBER 31                           1997       1996
----------------------------------------------------------
Raw materials                        $ 23.1    $ 122.2
Work in process                         1.0       11.0
Finished goods                         19.2      141.2
Supplies                               22.6       49.6
----------------------------------------------------------
                                     $ 65.9    $ 324.0
----------------------------------------------------------




  Raw materials include chemicals, chips and logs used in the production of pulp, paper and lumber. Work in process and finished goods include pulp, paper and lumber.


  NOTE 5    OTHER ASSETS

DECEMBER 31                                         1997        1996
--------------------------------------------------------------------------
Goodwill                                        $    50.1    $   59.8
Deferred:
  Foreign exchange loss                             127.5       183.3
  Financing charges                                  37.6        84.4
  Pension costs and other                            11.4        39.7
--------------------------------------------------------------------------
                                                    226.6       367.2
Less accumulated amortization                       (78.2)     (119.6)
--------------------------------------------------------------------------
                                                $   148.4    $  247.6
--------------------------------------------------------------------------


  NOTE 6    FIXED ASSETS

--------------------------------------------------------------------------
DECEMBER 31, 1997                 Gross      Accumulated         Net
                                            Depreciation
--------------------------------------------------------------------------
Land                           $    2.9       $   --         $    2.9
Buildings                         232.4           61.3          171.1
Machinery and equipment         1,141.6          327.6          814.0
Roads                              21.3            9.8           11.5
Crown rights                        1.6            0.9            0.7
--------------------------------------------------------------------------
                                1,399.8          399.6        1,000.2
Construction in progress            8.5           --              8.5
--------------------------------------------------------------------------
                               $1,408.3       $  399.6       $1,008.7
--------------------------------------------------------------------------

[LOGO] REPAP

--------------------------------------------------------------------------
DECEMBER 31, 1996                 Gross     Accumulated           Net
                                           Depreciation
--------------------------------------------------------------------------
Land                           $   41.8       $   --         $   41.8
Buildings                         341.8           85.1          256.7
Machinery and equipment         2,508.0          736.5        1,771.5
Roads                             137.5           76.5           61.0
Crown rights                       62.9            6.9           56.0
--------------------------------------------------------------------------
                                3,092.0          905.0        2,187.0
Construction in progress           97.2           --             97.2
--------------------------------------------------------------------------
                               $3,189.2       $  905.0       $2,284.2
--------------------------------------------------------------------------


  NOTE 7    LONG-TERM DEBT AND REVOLVING CREDIT FACILITIES

-----------------------------------------------------------------------------------------------------------
DECEMBER 31                                      1997        Maturity          1997            1996
                                          U.S. Dollar            Date
                                            Component
                                      in U.S. Dollars
-----------------------------------------------------------------------------------------------------------
  REPAP NEW BRUNSWICK -
First priority senior secured
  notes, LIBOR + 3.25%                      $   150.0            2000       $   214.4       $   205.4
First priority senior secured
  notes, 9.875%                                 150.0            2000           214.4           205.4
Second priority senior secured
  notes, 10.625%                                350.0            2005           500.2           479.4
Revolving credit facility;
  LIBOR + 1.75%, CDN prime + 3.25%
  U.S. prime + 1%                                58.0            1998            97.5           117.3
Long-term purchase agreements,
  6.85% - 12.9%                                  --         1998-2000             2.4             3.8
-----------------------------------------------------------------------------------------------------------
                                                708.0                         1,028.9         1,011.3
-----------------------------------------------------------------------------------------------------------
  ALCELL FOREST PRODUCTS -
Loan bearing interest
  at Canadian prime                              --              1998            37.0            37.0
Other                                            --                              --               0.2
-----------------------------------------------------------------------------------------------------------
                                                 --                              37.0            37.2
-----------------------------------------------------------------------------------------------------------
  REPAP (PARENT COMPANY) -
Standby credit facility, bankers'
  acceptance rate + 3.0% - 6.0%                  --                              --             119.5
Loans, LIBOR + 0.5%                              --                              --              87.8
Debt component of
  convertible debentures
  (Note 12)                                      --              1998             3.3            23.5
-----------------------------------------------------------------------------------------------------------
                                                 --                               3.3           230.8
-----------------------------------------------------------------------------------------------------------
  REPAP WISCONSIN -
First priority senior secured notes,
9.25%                                            --              --              --             342.4
Second priority senior secured notes,
9.875%                                           --              --              --             173.9
Revolving credit facility,
  U.S. prime + 0.75% and
  LIBOR + 2%                                     --              --              --              64.0
-----------------------------------------------------------------------------------------------------------
                                                 --              --              --             580.3
-----------------------------------------------------------------------------------------------------------


DECEMBER 31                                       1997    Maturity            1997          1996
                                           U.S. Dollar        Date
                                             Component
                                       in U.S. Dollars
-----------------------------------------------------------------------------------------------------------
  REPAP BRITISH COLUMBIA -
Series C first mortgage bonds;
  U.S. prime + 1.25% - 1.75%,
  prime + 1.25% - 1.75% and
  LIBOR + 2.0% - 2.5%                            --             --             --            381.7
Revolving credit facility; CDN prime
  + 1%, U.S. prime + 1%, LIBOR +1.5%
  and bankers' acceptance rate + 1.25%           --             --             --             99.3
Other                                            --             --             --              0.4
-----------------------------------------------------------------------------------------------------------
                                                 --             --             --            481.4
-----------------------------------------------------------------------------------------------------------
  REPAP MANITOBA -
Loan, LIBOR + 1.5% - 2% and
  U.S. prime + 1% - 1.5%                         --             --             --             56.2
Revolving credit facility;
  prime + 0.625%, U.S.
  prime + 0.625% and LIBOR + 1.25% --                           --             --             29.1
Other                                            --             --             --             11.9
-----------------------------------------------------------------------------------------------------------
                                                 --                            --             97.2
-----------------------------------------------------------------------------------------------------------
TOTAL DEBT AND REVOLVING
  CREDIT FACILITIES                          $  708.0                     $1,069.2        $2,438.2
-----------------------------------------------------------------------------------------------------------




  The long-term debt and revolving credit facilities are classified on the balance sheet as follows:

---------------------------------------------------------------------------
December 31                                     1997             1996
---------------------------------------------------------------------------
Current portion of long-term debt                 70.4           38.1
Revolving credit facility - current               97.5           --
Revolving credit facilities - long-term           --            309.7
Long-term debt                                   901.3        2,090.4
---------------------------------------------------------------------------
                                              $1,069.2       $2,438.2
---------------------------------------------------------------------------



  As at December 31, 1997, the Canadian prime, US prime and LIBOR rates were 6% (1996: 4.75%), 8.5% (1996: 8.25%) and 5.83% (1996: 5.64%), respectively.

  The First Priority Fixed Rate Senior Secured Notes require payments of US $20 million on July 15, 1998 and US $17 million on July 15, 1999. The remaining US $113 million is repayable on July 15, 2000.

  Scheduled principal maturities of long-term debt for the next ten years, and the revolving credit facility are as follows:

                                                   2002 - $   --
                      1998 - $   167.8             2003 - $   --
                      1999 - $    25.0             2004 - $   --
                      2000 - $   376.2             2005 - $  500.2
                      2001 - $    --               2006 - $   --


  During 1997 and 1996, the Corporation was involved in significant financing and refinancing activities, as described in Note 2.

  Substantially all of Repap New Brunswick's assets collateralize the debt and revolving credit facility. A significant portion of the Corporation's long-term debt for 1997 and 1996 was denominated in USdollars. The December 31 exchange rates used were 1.4291 for US$1.00 (1996 - $1.3696 for US $1.00).

  The debt agreements restrict the incurrence of additional debt, the payment of dividends on and redemption of Repap New Brunswick's capital stock, the redemption of certain of Repap New Brunwick's subordinated obligations, the sale of assets and subsidiaries' stock, certain transactions with affiliates, the creation of liens and sales-

[LOGO] REPAP

leaseback transactions. The debt agreements also prohibit certain restrictions on distributions from subsidiaries; restrict Repap New Brunswick from merging; and place certain limitations on asset disposition.

  On December 31, 1997, Repap New Brunswick was in default with respect to its revolving credit facility because it had failed to (i) make timely payment of certain property taxes, and stumpage fees when due and (ii) meet an interest coverage ratio covenant. To date, Repap New Brunswick has received all required waivers from its revolving credit facility lenders.


  NOTE 8    GRANTS

  The Corporation has earned grants to December 31, 1997 in the amount of $111.5 million (1996 - $111.5 million) in respect of eligible expenditures, as defined, which constitute the maximum amount available; $20 million of this amount is repayable.

  The repayable portion, including consumer price index adjustments, amounted to $27.7 million as at December 31, 1997 (1996 - $27 million) and the estimated current portion as at December 31, 1997 was $5.3 million (1996 - $17.3 million). The repayable portion is due at varying dates under varying methods as follows:
(i) $1.5 million on March 1, 1998, plus interest at 6.5% thereon; (ii) $1.5 million on March 1, 1999, plus interest at 6.5% thereon; (iii) $10,046 on a quarterly basis at a rate of 1% of net sales of the A-1 Coated Paper Mill for the immediately preceding quarter; and (iv) $14.7 million is repayable in equal monthly installments plus accrued interest at 6.75% per annum at the rate of $1.2 million in 1998, $2 million in 1999 and 2000, $3 million in 2001 and 2002, with the remaining balance of $3.5 million due on December 31, 2002.

  During 1988, the Corporation entered into a Contribution Agreement with the Government of Canada whereby the government agreed to contribute up to $32.5 million, of which $32 million had been received, in connection with the construction of an ALCELL(R) plant located in Miramichi, New Brunswick.

  The terms of the original Contribution Agreement called for repayment of the grant if the Corporation, in conjunction with Alcell, failed to construct a commercial-scale ALCELL(R) plant in New Brunswick within a specified time period of successfully demonstrating the technology, provided certain economic conditions prevailed, as described in the Agreement.

  During 1993, Alcell entered into Research and Development Contribution Agreements with the Government of Canada whereby the government agreed to contribute up to $25 million towards the completion of additional development work and feasibility studies in connection with the ALCELL(R) pulping process and related by-products. As at September 30, 1997, $24.6 million (1996 - $24.6 million) of the contribution had been received. The terms of the original agreement called for repayment of the contributed amounts with royalties from the eventual commercial use of the technology.

  Effective May 13, 1997, Alcell and the Corporation entered into an Amendment agreement with the Government of Canada whereby the Research and Development agreement and the Contribution Agreement would become repayable based on a percentage of earnings before interest, taxes, depreciation and amortization. Additionally, the Amendment removed all obligations and guarantees of the Corporation and its subsidiaries, other than Alcell.

  As a result of the renegotiated agreement and the decision by the Corporation to discontinue the operations of Alcell, the grant of $56.6 million which had been previously recorded in the Corporation's consolidated balance sheet has been written off and accounted for as a reduction in the loss from discontinued operations of Alcell for the year ended December 31, 1997. (See Note 17).


  NOTE 9    INVESTMENT TAX CREDITS RECOVERABLE



  The Corporation has available investment tax credits of $135.7 million (1996 - $192.4 million), $35.5 million, (1996 - $192.4 million) of which are recognized in the accounts.

  The tax credits are available to reduce income taxes payable in future years and expire as follows:

--------------------------------------------------------------------------
1998                                                      $    8.8
1999                                                          91.7
2000                                                          16.2
2001                                                           1.0
2002                                                           3.0
2003                                                           5.1
2004                                                           4.5
2005                                                           2.7
2006                                                           1.4
2007                                                           1.3
--------------------------------------------------------------------------
                                                          $  135.7
--------------------------------------------------------------------------



  In accordance with Canadian generally accepted accounting principles, investment tax credits amounting to approximately $104.1 million (1996 - nil) were credited against the related deferred credits, with no impact on the results of operations during 1997.


  NOTE 10   NON-CONTROLLING INTEREST (SEE NOTE 25)

DECEMBER 31                                         1997     1996
--------------------------------------------------------------------------
Non-cumulative, redeemable preferred
  shares of Alcell Forest Products              $    14.3   $   15.0
Other                                                 --         1.7
--------------------------------------------------------------------------
                                                $    14.3   $   16.7
--------------------------------------------------------------------------





  NOTE 11   SHARE CAPITAL

  AUTHORIZED -
  COMMON SHARES:
- Unlimited Common Shares carrying one vote each.

  PREFERRED SHARES:

- Unlimited Preferred Shares issuable in Series, of which 400,000 Non-Voting Preferred Shares, Series A, 280,000 Non-Voting Preferred Shares, Series C, 316,397 Non-Voting Preferred Shares, Series D, 900,000 Non-Voting Preferred Shares, Series E and 400,000 Non-Voting Preferred Shares, Series F were created and issued.

- On November 2, 1995 the Corporation purchased all of the outstanding Non-Voting Preferred Shares, Series D and E, having an aggregate book value of $121.6 million, for $20 million. The difference between the aggregate book value and the purchase price, a gain of $101.6 million, was credited to retained earnings and the share certificates were cancelled.

- Preferred Shares, Series C have a non-cumulative annual dividend of 8% and are redeemable by the Corporation at any time for $25 per share together with all declared and unpaid dividends.

- Preferred Shares, Series F have a non-cumulative annual dividend of 7%, in priority to shares of any other class or series of the Corporation, except Preferred Shares, Series A, are redeemable by the Corporation at any time for $25 per share together with all declared and unpaid dividends, and rank ahead of any other class or series of shares of the Corporation except Preferred Shares, Series A, on dissolution or wind-up.

[LOGO] REPAP

  ISSUED AND OUTSTANDING -

------------------------------------------------------------------------------------------------------------------
DECEMBER 31                                                      1997              1996                1995
------------------------------------------------------------------------------------------------------------------
  COMMON SHARES:
BEGINNING OF YEAR:                                          $     483.3        $     483.3        $     470.1
  In 1997, 619,023,800 shares were
  issued (1996: 12,360 shares)
  (1995: 1,484,746 shares)                                        157.1               --                 13.2
------------------------------------------------------------------------------------------------------------------
END OF YEAR:
  (1997: 742,460,637 shares)
  (1996: 123,436,837 shares)
  (1995: 123,424,477 shares)

                                                            $     640.4        $     483.3        $     483.3
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
DECEMBER 31                                                        1997               1996               1995
------------------------------------------------------------------------------------------------------------------
  PREFERRED SHARES:
PREFERRED SHARES, SERIES A -
BEGINNING OF YEAR:                                          $      10.0        $      10.0        $      10.0
  Redemption and cancellation                                     (10.0)              --                 --
------------------------------------------------------------------------------------------------------------------
END OF YEAR:
  (1996 & 1995: 400,000 shares)                                    --                 10.0               10.0
------------------------------------------------------------------------------------------------------------------
PREFERRED SHARES, SERIES C BEGINNING AND END OF YEAR:
  (1997, 1996 & 1995: 240,000 SHARES)                               6.0                6.0                6.0
------------------------------------------------------------------------------------------------------------------
PREFERRED SHARES, SERIES D -
BEGINNING OF YEAR:                                                 --                 --                 31.6
  Redemption                                                       --                 --                (31.6)
------------------------------------------------------------------------------------------------------------------
END OF YEAR:                                                       --                 --                 --
------------------------------------------------------------------------------------------------------------------
PREFERRED SHARES, SERIES E -
BEGINNING OF YEAR:                                                 --                 --                 90.0
  Redemption                                                       --                 --                (90.0)
------------------------------------------------------------------------------------------------------------------
END OF YEAR:                                                       --                 --                 --
------------------------------------------------------------------------------------------------------------------
PREFERRED SHARES, SERIES
F BEGINNING AND END OF YEAR:
  (1997, 1996, & 1995:  400,000 shares)                            10.0               10.0               10.0
------------------------------------------------------------------------------------------------------------------

DEDUCT-
PREFERRED SHARES HELD BY REPAP WISCONSIN                           --                (10.0)             (10.0)
------------------------------------------------------------------------------------------------------------------
TOTAL PREFERRED SHARES, END OF YEAR                         $      16.0        $      16.0        $      16.0
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                   1997               1996               1995
------------------------------------------------------------------------------------------------------------------
Weighted average number of shares
  (in thousands) used in the calculation
  of basic earnings (loss) per share                            381,222            123,432            122,739
Basic earnings (loss) per share                             $     (0.17)       $     (3.99)       $      1.17
Adjusted basic earnings (loss) per share                          (0.07)              --                 --
Fully diluted earnings (loss) per share                     $     (0.17)       $     (3.99)       $      1.12
------------------------------------------------------------------------------------------------------------------

  On August 1, 1997, 619,023,800 Common Shares were issued in connection with the conversion of 8.5% Convertible Redeemable Subordinate Debentures. (See Note
12). During 1996, 12,360 Common Shares (1995: 1,484,746 Common Shares) were issued in connection with the exercise of stock options for cash proceeds of $0.05 million (1995: $13.2 million). No such Common Shares were issued during 1997.

  The values assigned to the Corporation's shares for accounting purposes differ from the corresponding amounts for legal and income tax purposes.


  Certain directors, officers and employees of the Corporation have options to purchase up to 63.2 million Common Shares from the Corporation 61 million of which can be purchased at $0.235 per share. Under these stock option plans, options may be granted to purchase the Corporation's Common Shares at no less than the fair market value of the shares on the date of grant. Currently outstanding options under the 1987 Director, Officers and Employees Amended Stock Option Plan become exercisable from the date of the grant to three years from the grant date and expire ten years after the grant date. Currently outstanding options under the 1991 Salaried Employees Amended Stock Option Plan are exercisable immediately and expire five years after the grant date.
  Changes in shares under option are summarized as follows:

--------------------------------------------------------------------------
                                        1997           1996         1995
                                            (In Thousands of Shares)
--------------------------------------------------------------------------
Outstanding - beginning of year         6,656         4,508         4,885
Granted                                61,000         2,136         1,240
Exercised                                --             (12)       (1,485)
--------------------------------------------------------------------------
Expired or cancelled                   (4,491)           24          (132)
--------------------------------------------------------------------------
Outstanding - end of year              63,165         6,656         4,508
--------------------------------------------------------------------------
Shares under exercisable
options - end of year                  63,165         6,656         1,600
--------------------------------------------------------------------------


See Note 12 for details of the conversion option for convertible debentures.

  On May 26, 1994, the shareholders approved a shareholders' rights protection plan. Under the terms of the rights plan, the rights become exercisable only upon the occurrence of certain triggering events, such as the acquisition by an individual or related group of 20% or more of the Corporation's outstanding voting shares, without the approval of the Board of Directors pursuant to a "Permitted Bid" (as described below). In such a case, each right would entitle shareholders, other than the acquiring individual or related group, to purchase voting shares of the Corporation, at a price equal to one-half of the then prevailing market price.

  A "Permitted Bid" is, in effect, a bid made to all shareholders for all of the Corporation's voting shares by a person who does not own more than 5% of the outstanding voting shares or who is a "grandfathered" bidder (including the current holders of more than 5% of the outstanding voting shares). The bid must not expire and no shares may be taken up and paid during a period of at least 90 days. The bid must be subject to a condition that at least 50% of the outstanding voting shares, other than those owned by the bidder, be tendered on or before the 80th day following the date of the bid. In addition, the bidder must not have entered into any agreement or arrangement with any holder or holders of 20% or more of the outstanding voting shares, with respect to the voting shares owned by such holder or holders. Finally, a Permitted Bid must also comply with certain provisions specified in the rights plan. The rights expire on February 8, 1999.

  On August 8, 1996, the Corporation entered, in connection with the Standby Loan Agreement, into a warrant indenture providing for the creation and issue of 926,250 Series A Warrants, 471,250 Series B Warrants and 227,500 Series C Warrants, which entitled the holders thereof to purchase Common Shares at the rate of one Common Share for one Warrant. In connection with the repayment of the Standby Loan Agreement as described in Note 2, all of the warrants were surrendered and cancelled.

  During 1989, the shareholders of the Corporation approved an Employee Share Ownership Plan (the "Plan") available to all employees with a minimum of six months of consecutive service. Under the terms of the Plan, the Corporation contributed an amount equal to 30%, over a three-year period, of the amount of contributions of each employee, net of withdrawals.
This plan was terminated in December 1996.

[REPAP LOGO]



  NOTE 12   CONVERTIBLE DEBENTURES

--------------------------------------------------------------------------------
DECEMBER 31                                             1997               1996
--------------------------------------------------------------------------------
9% Convertible Redeemable
  Subordinate Debentures
   Liability component (Note 7)                       $   3.3            $   9.3
   Equity component                                      71.7               65.7
--------------------------------------------------------------------------------
                                                      $  75.0            $  75.0
--------------------------------------------------------------------------------

8.5% Convertible Redeemable
  Subordinate Debentures
  (US $130 million)
   Liability component                                $    --            $  14.2
   Equity component                                        --              150.6
--------------------------------------------------------------------------------
                                                      $    --            $ 164.8
--------------------------------------------------------------------------------

Total Convertible Redeemable Subordinate
  Debentures are classified on the
  balance sheet as follows:
   Current portion of long-term
     debt and repayable grants (Note 7)               $   3.3            $  23.5
   Other paid-in capital                                 71.7              216.3
--------------------------------------------------------------------------------
                                                      $  75.0            $ 239.8
--------------------------------------------------------------------------------

* The 9% Convertible Redeemable Subordinate Debentures are convertible at the option of the holder at any time prior to June 30, 1998 or, if previously called for redemption, prior to the date specified for redemption, into Common Shares of the Corporation at a conversion price of $17.00 per Common Share.

  The Corporation may, at its option, repay the debentures on maturity or redemption by issuing Common Shares at a price equal to 95% of the weighted average trading price of the shares on the Toronto Stock Exchange for thirty consecutive trading days ending not more than five days prior to maturity, or twenty consecutive trading days ending not more than five days prior to giving notice of redemption.

  The debentures are redeemable at 101% and 100% of the principal amount plus accrued and unpaid interest for each of the twelve-month periods ending June 30, 1997 and 1998.

* On August 1, 1997, the Corporation repaid its US $130 million 8.5% convertible debentures through the issuance of 619,023,800 Common Shares (See Note 11).


  NOTE 13   INCOME TAXES

  The following summarizes the Corporation's income tax provisions, including elements of deferred income taxes, on earnings of its continuing operations:

------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                             1997                1996                1995
------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES
  ATTRIBUTABLE TO COMMON SHAREHOLDERS            $(135.3)            $ (91.3)            $  24.2
Income taxes:
  Current                                            2.0                 2.5                 2.5
------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS ATTRIBUTABLE TO COMMON
  SHAREHOLDERS                                   $(137.3)            $  (93.8)           $  21.7
------------------------------------------------------------------------------------------------

The Corporation's effective income tax rates are as follows:

----------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                                1997                1996                1995
----------------------------------------------------------------------------------------------------

Federal income tax rates                               37.5%               36.3%               36.4%
Provincial income tax rates                             6.1                 3.8                 4.3
Unrecognized income tax benefit on losses             (38.5)              (33.2)                 --
Recognized income tax benefit
  from prior period losses                               --                  --               (21.5)
Other                                                  (6.6)               (9.6)               (8.9)
----------------------------------------------------------------------------------------------------
                                                       (1.5%)              (2.7%)              10.3%
----------------------------------------------------------------------------------------------------

  The Corporation and its continuing subsidiaries have incurred $228.6 million of accounting losses (1996: $153.7 million) on which income tax benefits of approximately $88.3 million (1996: $58.4 million) have not been recognized in the accounts.

  The Corporation and its continuing subsidiaries have available net operating loss carryforwards for income tax purposes of approximately $246.5 million and investment tax credits of approximately $135.7 million. These potential deferred income tax benefits are available to be carried forward and applied against income tax in future years and expire between 1998 and 2007.

  Also, the Corporation and its continuing subsidiaries have available capital loss carryforwards for income tax purposes of approximately $134 million on which income tax benefits have not been recognized in the accounts.


  NOTE 14   INTEREST EXPENSE

  Interest expense comprises the following:

------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                         1997               1996               1995
------------------------------------------------------------------------------------------

Interest on short-term borrowings            $   2.1            $   3.8            $   1.2
Interest on long-term debt and
  convertible debentures                       115.8              109.2              107.0
------------------------------------------------------------------------------------------
                                             $ 117.9            $ 113.0            $ 108.2
------------------------------------------------------------------------------------------

  NOTE 15   DEPRECIATION AND AMORTIZATION

--------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                              1997                1996                1995
--------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION EXPENSE
  COMPRISES THE FOLLOWING:
Depreciation of fixed assets                      $  48.5             $  44.4             $  45.3
Amortization of other assets                         19.5                 6.5                16.4
Amortization of investment tax credits               (9.8)               (9.1)               (9.2)
Amortization of non-repayable
  government grants                                  (1.0)               (0.8)               (0.9)
--------------------------------------------------------------------------------------------------
                                                  $  57.2             $  41.0             $  51.6
--------------------------------------------------------------------------------------------------

  NOTE 16   UNUSUAL ITEMS

  During 1995, $41.7 million was charged to operating results in connection with the issue by Repap New Brunswick of senior secured notes in the aggregate amount of US $650 million, including deferred exchange losses, deferred financing costs and early redemption premiums related to the indebtedness repaid from proceeds.

[REPAP LOGO]



  NOTE 17   DISCONTINUED OPERATIONS (SEE NOTE 2)

  a) Repap British Columbia:

  As described in Note 2, on March 3, 1997 (the "measurement date") Repap British Columbia entered into a restructuring and settlement agreement with its secured lenders. On March 27, 1997 (the "disposal date"), the Westcoast Lenders exercised their right to purchase all of the shares of Repap British Columbia for a nominal amount. The results of Repap British Columbia as well as the loss on disposal have been reported separately as part of amounts under the caption "Income (loss) from discontinued operations" in the statement of operations. The results and loss on disposition are summarized as follows:

---------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                                      1997                1996                1995
---------------------------------------------------------------------------------------------------------
Revenues                                                  $  71.6             $ 422.2             $ 440.9
Earnings (loss) from operations
  before income taxes                                       (28.0)             (104.6)               29.9
Provision for (recovery of) income taxes                     (0.1)               (1.5)                1.5
---------------------------------------------------------------------------------------------------------
Income  (loss) from operations                              (27.9)             (103.1)               28.4
Loss on disposition of discontinued operations              (87.3)                 --                  --
---------------------------------------------------------------------------------------------------------
Income (loss) from discontinued operations                $(115.2)            $(103.1)            $  28.4
---------------------------------------------------------------------------------------------------------

  The assets and liabilities of Repap British Columbia included in the consolidated balance sheet as at December 31, 1996 are as follows:

------------------------------------------------------------------
DECEMBER 31                                                  1996
------------------------------------------------------------------
Assets
Working capital assets                                    $  145.9
Net fixed assets                                             415.3
Investments and other assets                                 101.6
------------------------------------------------------------------
Total Assets                                                 662.8
------------------------------------------------------------------

Liabilities and capital sources
Working capital liabilities                                  140.4
Other liabilities                                             21.1
Long-term debt and revolving credit facility                 481.4
Investment tax credits                                         3.6
------------------------------------------------------------------
Total liabilities and capital sources                        646.5
------------------------------------------------------------------
Net Assets                                                $   16.3
------------------------------------------------------------------

  b) Alcell:

  Alcell developed the proprietary ALCELL(R) pulping process and related co-products in a small-scale demonstration facility located in Miramichi, New Brunswick. In December 1994, Alcell Forest Products, a wholly-owned subsidiary of Alcell, was incorporated to acquire a magnesium-bisulphite pulp mill in Atholville, New Brunswick from a third party with a view to eventually converting it into a pulp mill employing the ALCELL(R) process. In 1995, the Corporation decided to commission the acquired mill using the magnesium-bisulphite process.

  In March 1996, the magnesium-bisulphite pulp mill in Atholville and the ALCELL(R) demonstration facility in Miramichi, New Brunswick were shut down indefinitely due to market conditions. In March 1997, management determined that the magnesium-bisulphite pulp mill in Atholville and Alcell would be put up for sale.

  The results of Alcell have been reported separately as part of amounts under the caption "Income (loss) from discontinued operations" in the statement of operations. The results are summarized as follows:

-----------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                                       1997                1996                1995
-----------------------------------------------------------------------------------------------------------
Revenues                                                   $   0.1             $   3.3             $   0.4
Loss  from operations before income taxes
  and gain on settlement of government grant                 (15.2)             (315.4)               (0.4)
Gain on settlement of government grant (note 8)               56.6                  --                  --
Provision for income taxes                                     0.1                 0.4                 0.4
-----------------------------------------------------------------------------------------------------------
Income (loss) from operations
  before the following                                        41.3              (315.8)               (0.8)
Provision for future losses                                   (4.3)                 --                  --
-----------------------------------------------------------------------------------------------------------
Income (loss) from discontinued operations                 $  37.0             $(315.8)            $  (0.8)
-----------------------------------------------------------------------------------------------------------

  In December 1996, a provision of $305.5 million was recorded against income on the ALCELL(R) assets as their recovery could no longer be regarded as assured considering the lack of adequate resources available or expected to be available to complete the commercialization of the ALCELL(R) technology.

  The assets and liabilities of Alcell included in the consolidated balance sheets are as follows:

---------------------------------------------------------------------------------------------
DECEMBER 31                                                          1997                1996
---------------------------------------------------------------------------------------------
Assets
Working capital assets                                            $   0.6             $   4.6
---------------------------------------------------------------------------------------------
Total assets                                                          0.6                 4.6
---------------------------------------------------------------------------------------------
LIABILITIES AND CAPITAL SOURCES
Working capital liabilities                                           4.8                 4.5
Long-term debt, repayable grants and other liabilities               37.0                61.8
Non-controlling interest                                             14.3                15.0
Non-repayable grants                                                   --                32.6
---------------------------------------------------------------------------------------------
Total liabilities and capital sources                                56.1               113.9
---------------------------------------------------------------------------------------------
Net liabilities                                                   $ (55.5)            $(109.3)
---------------------------------------------------------------------------------------------

  c) Repap Manitoba:

  On July 18, 1997 (the "measurement date"), a Stock Purchase Agreement was entered into between the Corporation and Tolko for all of the issued and outstanding shares in the capital of Repap Manitoba for a purchase price, subject to adjustments, of $109 million plus working capital less the long-term debt and the long-term portion of a capital lease between Repap Manitoba and GATX. This transaction closed on August 8, 1997 (the "disposal date") and provided $34.5 million of net proceeds.

  The results of Repap Manitoba as well as the loss on disposal have been reported separately as part of amounts under the caption "Income (loss) from discontinued operations" in the statement of operations. The results and loss on disposition are summarized as follows:

--------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                                      1997                1996               1995
--------------------------------------------------------------------------------------------------------
Revenues                                                  $  96.0             $ 164.3            $ 167.7
Earnings before income taxes                                  6.0                15.7               30.9
Provision for income taxes                                    0.2                 0.5                0.4
--------------------------------------------------------------------------------------------------------
Income from operations                                        5.8                15.2               30.5
Loss on disposition of discontinued operations              (71.0)                 --                 --
--------------------------------------------------------------------------------------------------------
Income (loss) from discontinued operations                $ (65.2)            $  15.2            $  30.5
--------------------------------------------------------------------------------------------------------

[REPAP LOGO]



  The assets and liabilities of Repap Manitoba included in the consolidated balance sheet as at December 31, 1996 are as follows:

------------------------------------------------------------------
DECEMBER 31                                                  1996
------------------------------------------------------------------
ASSETS
Working capital assets                                    $   56.0
Net fixed assets                                             159.8
Investments and other assets                                  44.1
------------------------------------------------------------------
Total assets                                                 259.9
------------------------------------------------------------------

LIABILITIES AND CAPITAL SOURCES
Working capital liabilities                                   26.5
Long-term debt and revolving credit facility                  97.2
Non-repayable grants                                           2.4
------------------------------------------------------------------
Total liabilities and capital sources                        126.1
------------------------------------------------------------------
Net assets                                                $  133.8
------------------------------------------------------------------

  d) REPAP USA:

  On September 25, 1997 (the "measurement date"), shareholders of Repap passed a resolution approving the sale to Consolidated Papers, of all the outstanding shares of Repap USA and all of the Preferred Stock of Repap Wisconsin exclusive of certain assets of Repap USA. This transaction closed on September 30, 1997 (the "disposal date") and provided US $227 million of net proceeds.

  The results of Repap Wisconsin as well as the gain on disposal have been reported separately as part of amounts under the caption "Income (loss) from discontinued operations" in the statement of operations. The results and gain on disposition are summarized as follows:

--------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                                      1997               1996                1995
--------------------------------------------------------------------------------------------------------
Revenues                                                  $ 513.3            $ 581.9             $ 749.1
Earnings (loss) before income taxes                           8.2               (4.0)               70.9
Provision for (recovery of) income taxes                      1.0               (9.5)                7.1
--------------------------------------------------------------------------------------------------------
Income from operations                                        7.2                5.5                63.8
Gain on disposition of discontinued operations              210.0                 --                  --
--------------------------------------------------------------------------------------------------------
Income from discontinued operations                       $ 217.2            $   5.5             $  63.8
--------------------------------------------------------------------------------------------------------

The assets and liabilities of Repap Wisconsin included in the consolidated balance sheet as at December 31, 1996 are as follows:

------------------------------------------------------------------
DECEMBER 31                                                  1996
------------------------------------------------------------------
Assets
Working capital assets                                    $  165.6
Net fixed assets                                             661.9
Investments and other assets                                  44.7
------------------------------------------------------------------
Total assets                                                 872.2
------------------------------------------------------------------

Liabilities and capital sources
Working capital liabilities                                   72.2
Other liabilities                                             13.7
Long-term debt and revolving credit facility                 580.3
Non-controlling interest                                       1.7
Investment tax credits                                         1.9
------------------------------------------------------------------
Total liabilities and capital sources                        669.8
------------------------------------------------------------------
Net assets                                                $  202.4
------------------------------------------------------------------

  NOTE 18   CONTINGENCIES

  The Corporation is involved in various cases of litigation. Management is of the opinion, based on information presently available to it, that the eventual outcome of these matters will not have a material adverse effect on the Corporation.


  NOTE 19   SEGMENTED INFORMATION:PRODUCT SEGMENTATION
            FROM CONTINUING OPERATIONS

  1997
------------------------------------------------------------------------------------------------------------------------
                                        Lumber            Pulp             Paper              Other         Consolidated
------------------------------------------------------------------------------------------------------------------------
SALES
Net sales (1)                          $   25.5         $   74.7          $  450.3          $  (30.1)         $  520.4

OPERATING PROFIT (LOSS)
Operating profit (loss)
before the following                   $    7.3         $   14.1          $   93.1          $  (61.3)         $   53.2
Depreciation
  and amortization                          1.0              8.3              44.0               3.9              57.2
------------------------------------------------------------------------------------------------------------------------
Operating profit (loss)                $    6.3         $    5.8          $   49.1          $  (65.2)         $   (4.0)
------------------------------------------------------------------------------------------------------------------------
Identifiable assets                    $   18.4         $  325.8          $  973.7          $   80.0          $1,397.9
Fixed asset
  additions (2)                        $    0.7         $   13.1          $    2.4          $     --          $   16.2

1996

----------------------------------------------------------------------------------------------------------------------
                                    Lumber            Pulp             Paper               Other          Consolidated
----------------------------------------------------------------------------------------------------------------------
SALES
Net sales (1)                      $   20.7         $   56.4          $  428.2            $  (20.2)         $  485.1
----------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)
Operating profit (loss)
  before the following             $    4.2         $   11.2          $  100.6            $  (33.4)         $   82.6
Depreciation
  and amortization                      0.7              6.4              33.1                 0.8              41.0
----------------------------------------------------------------------------------------------------------------------
Operating profit (loss)            $    3.5         $    4.8          $   67.5            $  (34.2)         $   41.6
Identifiable assets                $   10.0         $  333.0          $1,147.5            $   47.9          $1,538.4
Fixed asset
  additions (2)                    $    0.7         $   12.9          $    5.7            $     --          $   19.3

1995

----------------------------------------------------------------------------------------------------------------------
                                    Lumber            Pulp             Paper               Other          Consolidated
----------------------------------------------------------------------------------------------------------------------
SALES
Net sales (1)                      $   15.1         $   78.7          $  569.0            $   (5.5)         $  657.3
----------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)
Operating profit (loss)
before the following               $    0.8         $   35.0          $  236.2            $  (34.1)         $  237.9
Depreciation
  and amortization                      0.6              5.9              36.4                 8.7              51.6
----------------------------------------------------------------------------------------------------------------------
Operating profit (loss)            $    0.2         $   29.1          $  199.8            $  (42.8)         $  186.3
----------------------------------------------------------------------------------------------------------------------
Identifiable assets                $   12.7         $  373.9          $1,125.0            $   88.0          $1,599.6
Fixed asset
  additions (2)                    $    0.4         $   23.7          $   11.6            $     --          $   35.7

  (1) Net sales were reduced by $30.1 million, $20.2 million and $5.5 million in 1997, 1996 and 1995, respectively, as a result of the Corporation's method of accounting for revenue-stream hedging.

  (2) Fixed asset additions from continuing operations, excluding acquisitions.


  GEOGRAPHIC  SEGMENTATION

---------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                            1997               1996               1995
---------------------------------------------------------------------------------------------
NET SALES FROM CANADIAN CONTINUING
OPERATIONS BY MARKET DESTINATION:
U.S.A                                           $ 375.6            $ 318.4            $ 439.3
Europe                                             11.9               33.8               24.4
Asia                                                2.6                6.0                8.6
Other                                              19.7               25.1               21.9
---------------------------------------------------------------------------------------------
Total export sales                                409.8              383.3              494.2
Canada                                            110.6              101.8              163.1
---------------------------------------------------------------------------------------------
Total Canadian continuing operations            $ 520.4            $ 485.1            $ 657.3
---------------------------------------------------------------------------------------------

[REPAP LOGO]



  NOTE 20   NET CHANGES IN NON-CASH WORKING CAPITAL

---------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                               1997                1996                1995
---------------------------------------------------------------------------------------------------
Decrease in accounts receivable                    $  34.8             $   6.1             $  11.8
Decrease (increase) in inventories                    30.0               (13.7)              (22.0)
Increase (decrease) in accounts payable
  and accrued liabilities                            (32.2)               14.0                17.8
---------------------------------------------------------------------------------------------------
                                                   $  32.6             $   6.4             $   7.6
---------------------------------------------------------------------------------------------------

  NOTE 21   PENSION PLANS

  The Corporation maintains defined benefit final average pension plans which cover certain of its employees. The periodic cost of pension benefits is determined using the projected benefit method prorated on services.

  Pursuant to certain collective agreements, the Corporation also contributes to pension plans for the benefit of some of its employees. These pension plans are administered by the Corporation or jointly with labour unions of which certain of its employees are members, through representative boards of trustees. At December 31, 1997, the Corporation has made or accrued for all required contributions.

  In addition, the Corporation maintains defined contribution plans which cover certain of its employees.

  Net periodic pension expense from continuing operations and those operations discontinued during the current year for plans in 1997, 1996 and 1995 included the following components:

---------------------------------------------------------------------------------------------------------
                                                            1997                1996                1995
---------------------------------------------------------------------------------------------------------
Current service cost                                     $   5.4             $   5.9             $   3.2
Interest cost on projected benefit obligation               13.9                11.9                 8.7
Actual return on plan assets                               (13.6)              (10.6)               (8.8)
Net amortization and deferral                                2.8                 2.4                 0.6
---------------------------------------------------------------------------------------------------------
Net periodic pension expense                             $   8.5             $   9.6             $   3.7
---------------------------------------------------------------------------------------------------------

  The assumptions used in the majority of the Corporation's plans at December 31, 1997, 1996 and 1995 were as follows:

-----------------------------------------------------------------------------------------------------
                                                          1997               1996               1995
-----------------------------------------------------------------------------------------------------
Weighted average discount rate                             8.5%               8.5%               8.5%
Expected long-term rate of return on assets                8.5%               8.5%               8.5%
Expected long-term rate of increase in wages               4.0%               4.0%               4.0%
-----------------------------------------------------------------------------------------------------

  The following table sets forth the funded status for the Corporation's defined benefit plans at December 31, 1997 and 1996:

-------------------------------------------------------------------------------------------------------------
                                                 DECEMBER 31, 1997                    DECEMBER 31, 1996
                                           Plans where       Plans where        Plans where       Plans where
                                                Assets       Accumulated             Assets       Accumulated
                                                Exceed          Benefits             Exceed          Benefits
                                           Accumulated            Exceed        Accumulated            Exceed
                                              Benefits            Assets           Benefits            Assets
-------------------------------------------------------------------------------------------------------------
Actuarial present value of:
Vested and
non-vested benefit obligation                  $(72.8)           $(48.4)           $(119.5)           $(37.2)
-------------------------------------------------------------------------------------------------------------
Additional benefits based on
  wage projection                                (5.2)             (9.5)            (15.2)              (3.9)
-------------------------------------------------------------------------------------------------------------
Projected benefit obligation                    (78.0)            (57.9)           (134.7)             (41.1)
Plan assets at fair market value
(primarily listed stocks and bonds)              83.8              33.6             150.4               21.3
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                 DECEMBER 31, 1997                    DECEMBER 31, 1996
                                           Plans where       Plans where        Plans where       Plans where
                                                Assets       Accumulated             Assets       Accumulated
                                                Exceed          Benefits             Exceed          Benefits
                                           Accumulated            Exceed        Accumulated            Exceed
                                              Benefits            Assets           Benefits            Assets
-------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
  projected benefit obligation                    5.8            (24.3)             15.7             (19.8)
Unrecognized net liability (asset)
  at transition                                  (0.5)             7.3              (1.2)             11.9
Unrecognized net (gain) loss                     (0.8)             9.4             (12.2)             (1.0)
Unrecognized prior service cost                   4.9              5.4              12.8               8.4
-------------------------------------------------------------------------------------------------------------
Pension asset included in the
  consolidated balance sheets                   $ 9.4            $ 2.2             $15.1             $(0.5)
-------------------------------------------------------------------------------------------------------------

  NOTE 22   TRANSLATION ADJUSTMENT

  Exchange gains and losses arising on the translation of the financial statements of self-sustaining foreign investments are deferred and included as a separate component of shareholders' equity (deficiency).

------------------------------------------------------------------------------------------------
DECEMBER 31                                                            1997                1996
------------------------------------------------------------------------------------------------
Exchange gains on translation of
  shareholders' equity of Repap USA                                 $    --             $   7.9
Exchange loss on translation of Repap British Columbia's
  investment in preferred shares of Repap Wisconsin                      --                (0.6)
Exchange gains on translation of
  shareholders' equity of Repap Marketing                              (0.1)                 --
------------------------------------------------------------------------------------------------
                                                                    $  (0.1)            $   7.3
------------------------------------------------------------------------------------------------

  NOTE 23   GENERALLY ACCEPTED ACCOUNTING
            PRINCIPLES IN THE UNITED STATES

  The consolidated financial statements have been prepared in accordance with Canadian GAAP. The following summary sets out the material adjustments to the Corporation's reported net income (loss) which would be made in order to conform with U.S. GAAP and the accounting principles and practices required by the SEC:

-----------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31                                       1997                1996                1995
-----------------------------------------------------------------------------------------------------------
EARNINGS ADJUSTMENTS:
INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE PROVISION FOR ACCRETION OF
  PAID-IN CAPITAL IN ACCORDANCE
  WITH CANADIAN GAAP                                       $(122.9)            $ (74.8)            $  39.3
Adjustments (net of applicable income taxes):
  Cost of early redemption of long-term debt(1)                 --                  --                31.8
  Interest expense(5)                                        (14.4)              (19.0)              (17.6)
  Reversal of revenue stream hedge(3)                         30.1                20.2                 5.5
  Unrealized gain (loss) on translation
    of long-term debt(3)                                     (32.9)               (3.3)               43.6
  Reversal of amortization of investment
    tax credits(4)                                            (5.1)               (7.2)               (4.0)
-----------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS
  BEFORE EXTRAORDINARY ITEMS IN ACCORDANCE
  WITH U.S. GAAP                                            (145.2)              (84.1)               98.6
Extraordinary items, net of related
  income taxes(1)                                               --                  --               (31.8)
Income (loss) from discontinued operations
  in accordance with U.S. GAAP                               162.3              (310.3)              101.0
-----------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) IN ACCORDANCE
WITH U.S. GAAP                                             $  17.1             $(394.4)            $ 167.8
-----------------------------------------------------------------------------------------------------------

[REPAP LOGO]

Basic earnings (loss) from
  continuing operations per share:
  Before extraordinary items                     $  (0.38)    $  (0.68)    $   0.80
  After extraordinary items                      $  (0.38)    $  (0.68)    $   0.54
Diluted earnings (loss) per share                $  (0.38)    $  (0.68)    $   0.54

Basic earnings (loss) per share:
  Before extraordinary items                     $   0.04     $  (3.20)    $   1.63
  After extraordinary items                      $   0.04     $  (3.20)    $   1.37
Diluted earnings (loss) per share                $   0.04     $  (3.20)    $   1.32

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128 (SFAS 128). "Earnings Per Share", which superseded APB 15, "Earnings Per Share". FAS 128 requires a dual presentation of basic and diluted earnings per share on the income statement for companies with complex capital structures. FAS 128 is required to be adopted for year end 1997 and earlier application is not permitted. The adoption of FAS 128 did not have a material effect on the Corporation's consolidated financial position or operating results.

  The following summary sets out the material differences between the Corporation's balance sheet and statement of changes in financial position components in accordance with Canadian GAAP and U.S.GAAP:

-----------------------------------------------------------------------------------------
                                                       1997                   1996
IN ACCORDANCE WITH GAAP IN                      CANADA       U.S.     CANADA         U.S.
-----------------------------------------------------------------------------------------
BALANCE SHEET COMPONENTS:
Investment tax credits recoverable (4),(7)        35.5         --      192.4          --
Other assets (2),(3)                             148.4       53.8      247.6       107.2
Accounts payable (5)                             129.0      129.0      359.3       365.1
Long-term debt (5)                               971.7      968.3    2,128.5     2,105.0
Investment tax credits (4)                       148.0      146.2      300.0       156.0
Convertible debentures (5)                          --       75.0         --       253.0
Shareholders' equity (deficiency)                (17.3)    (217.3)      41.1      (384.2)
-----------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------

                                      1997                  1996                1995
-------------------------------------------------------------------------------------------

                               CANADA      U.S.      CANADA      U.S.     CANADA      U.S.
-------------------------------------------------------------------------------------------
STATEMENT OF CHANGES
  IN FINANCIAL POSITION
  COMPONENTS:
Cash provided by (used in)
  operating activities          (2.2)     (22.6)      (7.1)     (27.0)     143.1      125.9
Cash provided by (used in)
  investing activities         (16.7)     (16.7)     (22.1)     (22.1)     (78.2)     (78.2)
Cash provided by (used in)
  financing activities        (252.9)    (232.5)     133.5      153.4      (18.9)      (1.7)
Cash provided by (used in)
  discontinued operations      291.6      291.6     (118.3)    (118.3)     (13.9)     (13.9)
Net increase (decrease)
  in cash (6)                   19.8       19.8      (14.0)     (14.0)      32.1       32.1
-------------------------------------------------------------------------------------------


  Interest paid by the Corporation amounted to $135.4 million in 1997 (1996:
$173.9 million; 1995: $162.2 million).

  (1) The cost of early redemption of long-term debt is included in earnings before income taxes, extraordinary items and non-controlling interest in accordance with Canadian GAAP. Under U.S. GAAP, such a cost would be presented as extraordinary items, net of related income taxes.

  (2) Under Canadian GAAP, certain project development costs are deferred and amortized over the periods benefited. Under U.S. GAAP, such costs would be included in income as incurred. As at December 31, 1995, the cumulative amount of such costs included in income under U.S. GAAP amounted to $89 million. In 1996, the loss from discontinued operations under Canadian GAAP included an unusual charge of $305.5 million, as described in Note 17, which included the amount of $89 million of deferred development costs charged to income in prior years under U.S. GAAP. Consequently, this amount represents an income adjustment in 1996 to reconcile to the loss from discontinued operations in accordance with U.S. GAAP in 1996.

  (3) Unrealized gains and losses arising from the translation of foreign monetary assets or liabilities with terms in excess of one year are deferred and amortized over the remaining life of the related debt. Where future revenue streams have been designated as an effective hedge against foreign exchange losses, such losses are deferred without amortization until principal repayments fall due. U.S. GAAP does not permit revenue-stream hedging or the deferral and amortization of foreign exchange gains and losses. Under U.S. GAAP, such gains and losses would be included in income as they arise.

  (4) Under Canadian GAAP, the Corporation may continue to recognize earned investment tax credits in situations where investment tax credits recoverable exceed deferred income tax credits when there is reasonable assurance of their realization. U.S. GAAP does not permit the recognition of these investment tax credits unless certain limitations to their recognition are removed.

  (5) Under Canadian GAAP, the liability and equity components of compound financial instruments, such as the Corporations' convertible debenture issues, are included in long-term debt and shareholders' equity (deficiency), respectively. Under U.S. GAAP, the convertible debentures would be presented outside shareholders' equity (deficiency).

  (6) In these financial statements, the definition of cash used in the measurement of cash flows includes short-term borrowings. Under U.S. GAAP, changes in short-term borrowings would be excluded from the definition of cash and presented as financing transactions.

  (7) Under U.S. GAAP the Corporation is required to account for deferred income taxes using the liability method whereby deferred tax assets and liabilities are measured at currently enacted tax rates and valuation allowances are required when it is more likely than not that portions of deferred tax assets will not be realized.

  The components of the Corporation's deferred tax assets (liabilities), including the valuation allowance, comprise the following:

--------------------------------------------------------------------------------
                                                            1997          1996
--------------------------------------------------------------------------------
Differences between net book value of
  assets for accounting and income tax purposes            $ (9.2)       $(28.8)
Investment tax credits                                       21.4          84.0
Net operating losses                                         97.1          72.1
Net capital losses                                           17.6          17.6
Net Other                                                     3.0           5.7
--------------------------------------------------------------------------------
                                                            129.9         150.6
Valuation allowance                                        (129.9)       (150.6)
--------------------------------------------------------------------------------
                                                           $   --        $   --
--------------------------------------------------------------------------------


  During 1997, the valuation allowance decreased by $20.7 million.

(8) Under Canadian GAAP, distribution costs, which include freight, commissions and discounts, are deducted from revenues in arriving at net sales. Under U.S. GAAP, commission and freight expenses should not be presented as deductions from sales but rather should be treated as expenses. If this presentation had been adopted, net sales and operating expenses would have increased by $49.1 million in 1997, $107.0 million in 1996, and $111.6 million in 1995. This difference in presentation would have had no effect on operating profit (loss) and net income
(loss).

  ACCOUNTING FOR STOCK-BASED COMPENSATION

  SFAS 123, "Accounting for stock-Based Compensation", allows the choice of accounting for stock-based compensation in accordance with APB 25, "Accounting for Stock Issued to Employees", using the intrinsic

[REPAP LOGO]


value approach, and providing supplementary pro forma net income and earnings par share note disclosure calculated in accordance with SFAS 123, or using the fair value approach established by SFAS 123. In accordance with the provisions of SFAS 123, if the Corporation had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the fair value methodology prescribed by SFAS 123, the Corporation's net income and earnings per share would not be significantly different from amounts currently reported using SFAS 25.


  ACCOUNTING PRONOUNCEMENTS

  The FASB released SFAS 130, "Reporting Comprehensive Income", in June 1997, which will be effective for the Corporation's 1998 fiscal year. SFAS 130 will require the Corporation to display comprehensive income items, which are currently reported directly in equity under U.S.GAAP, in a statement of financial performance. There is not expected to be any material effect on the Corporation's consolidated financial position or operating results as a result of the adoption of this pronouncement.

  The FASB recently issued SFAS 131, `'Disclosures about Segments of an Enterprise and Related Information", which will be effective for the Corporation's 1998 fiscal year. SFAS 131 requires the disclosure of segments based on the way that management organizes the enterprise for its own internal purposes. This statement was developed through a joint project with the Canadian Institute of Chartered Accountants. Accordingly, no Canadian/U.S. reporting differences will exist. There is not expected to be any material effect on the Corporation's consolidated financial position or operating results as a result of the adoption of this pronouncement.

--------------------------------------------------------------------------------
  NOTE 24   FINANCIAL INSTRUMENTS

  FAIR VALUE

  The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. However, considerable judgment is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

  Short-term financial assets and liabilities are valued at their carrying amounts as presented in the balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

  On December 31, 1997, the Corporation's convertible debentures amounting to $75 million (1996: $253.0 million) had a quoted value of $59.3 million (1996:
$243.7 million) and Repap New Brunswick's first and second priority notes amounting to $928.9 million (1996: $890.2 million) had a quoted value of $909 million (1996: $882 million). On December 31, 1996, Repap Wisconsin's first and second priority notes amounting to $516.3 million had a quoted value of $495.3 million.

  Rates currently available to the Corporation for its other debt instruments and revolving credit facilities with similar terms and remaining maturities are not significantly different from the contractual interest rates disclosed in note 7. The carrying value for the revolving credit facility is therefore a reasonable estimate of its fair value.

  CREDIT RISK

  Sales to one customer, in which the Corporation has an investment in preferred stock, were 16% of net sales during 1997, 11% of net sales during 1996, and 16% of net sales during 1995. Accounts receivable from this customer were $11.1 million at December 31, 1997 and $9.5 million at December 31, 1996. Additionally, accounts receivable from two customers were $8.9 and $7.7 million at December 31, 1997, respectively, and at December 31, 1996, accounts receivable from one customer was $16.2 million.

  CURRENCY RISK FROM CONTINUING OPERATIONS

  A significant proportion of the Corporation's products are sold in the United States in U.S. dollars, while a large proportion of the Corporation's costs are incurred in Canadian dollars. As a result, the profitability and cash flow of the Corporation are affected by exchange rate fluctuations.

  The Corporation enters into forward exchange contracts to hedge accounts receivable and expected future revenues denominated in U.S. dollars. The table below summarizes, by currency, the contractual amounts of the Corporation's forward exchange contracts with one major Canadian financial institutions at December 31.

-----------------------------------------------------------------------------------------
                                1997                    1996
                  NOMINAL                            NOMINAL
                   AMOUNT    FORWARD   UNREALIZED      AMOUNT       FORWARD  UNREALIZED
               IN FOREIGN  CONTRACTS  GAIN (LOSS)  IN FOREIGN     CONTRACTS  GAIN (LOSS)
                 CURRENCY          $            $    CURRENCY             $            $
-----------------------------------------------------------------------------------------
Currency:
U.S. Dollars        109.0     $151.9      $ (3.9)        57.0         $78.1       $(0.7)
Dutch Guilders        --         --          --           0.7           0.5         --
Pounds Sterling       0.7        1.6         --           2.3           5.4        (0.1)
Deutsche Marks        0.3        0.2         --           1.9           1.7         --
French Francs         --         --          --           2.0           0.5        (0.1)
-----------------------------------------------------------------------------------------
                              $153.7      $ (3.9)                     $86.2       $(0.9)
-----------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  NOTE 25   SUBSEQUENT EVENTS

  On February 20, 1998, Repap concluded a Share Purchase Agreement with AV Cell Inc. ("AV Cell"), a joint venture between Tembec Inc. and the Aditya Birla Group of India for the sale of all of the shares of Alcell Forest Products which owns the magnefite pulp mill located in Atholville, New Brunswick.

  In conjunction with the sale of Alcell Forest Products, Repap has agreed to settle the $37 million secured bank loan of Alcell Forest Products, guaranteed by the Province of New Brunswick with a recourse back to Repap, with a cash payment of $12 million. The balance of $25 million is to be satisfied with a fifteen year $5 million 6.75% promissory note from Repap to the Province and the transfer of the $10 million Class B shares of AV Cell to be received as part of the purchase price.


--------------------------------------------------------------------------------
  NOTE 26   COMPARATIVE FIGURES

  Certain of the comparative figures have been reclassified to conform to the presentation adopted for the current year.

[REPAP LOGO]


                       SUMMARY OF SELECTED FINANCIAL DATA

---------------------------------------------------------------------------------------------------------------------------
REPAP ENTERPRISES INC.
MILLIONS OF CANADIAN DOLLARS,
EXCEPT PER SHARE DATA AND VOTING SHARES                          1997          1996          1995         1994          1993
----------------------------------------------------------------------------------------------------------------------------
OPERATING DATA (1)
Revenues from continuing operations                         $   609.9      $  564.0      $  724.3     $  528.5      $  386.7
Net sales from continuing operations                            520.4         485.1         657.3        466.7         334.1
Operating profit (loss)                                          (4.0)         41.6         186.3         (0.6)       (130.9)
Interest expense                                                117.9         113.0         108.2         88.4          78.2
Unusual items                                                      --            --          41.7           --          11.2
Income (loss) from continuing operations                       (122.9)        (74.8)         39.3       (104.5)       (172.2)
Income (loss) from discontinued operations                       73.8        (398.2)        121.9         21.2         (33.9)
Net earnings (loss) attributable to common shareholders         (63.5)       (492.0)        143.6        (83.3)       (206.1)
Average Cdn$/US$ exchange rate                                 1.3848        1.3636        1.3725       1.3659        1.2898
----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (1)
Net fixed assets                                            $ 1,008.7      $2,284.2      $2,452.0     $2,392.7      $2,358.9
Total assets                                                  1,397.9       3,303.7       3,618.3      3,422.3       3,265.9
Debt (2)                                                      1,096.8       2,489.8       2,299.6      2,233.9       2,006.4
Shareholders' equity (deficiency)                               (17.3)         41.1         514.0        185.8         893.7
Year-end Cdn$/US$ exchange rate                                1.4291        1.3696        1.3652       1.4028        1.3240
----------------------------------------------------------------------------------------------------------------------------
CASH FLOW DATA FROM CONTINUING OPERATIONS (1)
Cash flow from operations (3)                               $   (34.8)     $  (13.5)     $  135.5     $  (38.2)     $  (84.2)
Additions to fixed assets                                        16.2          19.3          35.7         18.9          19.5
Net additions (reductions) to long-term debt                   (229.4)        105.4          51.0        (68.2)         (3.1)
Issue of share capital                                          157.1            --          13.2        150.2            --
----------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (IN DOLLARS) (1)
Cash dividends                                                    $--           $--           $--          $--           $--
Earnings (Loss) from:
   - Continuing operations, basic                               (0.36)        (0.76)         0.18        (0.89)        (2.04)
   - Discontinued operations                                     0.19         (3.23)         0.99         0.18         (0.40)
   Total                                                        (0.17)        (3.99)         1.17        (0.71)        (2.44)
----------------------------------------------------------------------------------------------------------------------------
VOTING SHARES (THOUSANDS)(4)
Common shares                                               $ 742,461      $123,437      $123,424     $121,940      $ 84,394
----------------------------------------------------------------------------------------------------------------------------

                                              QUARTERLY FINANCIAL INFORMATION

---------------------------------------------------------------------------------------------------------------------------
REPAP ENTERPRISES INC.
YEARS ENDED DECEMBER 31
(MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE DATA)           Q1            Q2            Q3            Q4           YEAR
---------------------------------------------------------------------------------------------------------------------------
1997
---------------------------------------------------------------------------------------------------------------------------
Net sales from continuing operations                      $  123.7      $  133.8      $  115.6      $  147.3      $  520.4
Operating profit (loss)                                       (6.9)          6.1         (24.2)         21.0          (4.0)
Net income (loss) attributable to common shareholders       (125.9)        (52.2)         65.2          49.4         (63.5)
Earnings (loss) from continuing operations per share
   Basic                                                     (0.34)        (0.25)        (0.11)        (0.01)        (0.36)
   Adjusted basic                                            (1.02)        (0.42)         0.12          0.03         (0.17)
   Fully diluted                                             (1.02)        (0.42)         0.03          0.06         (0.36)
See accompanying notes
---------------------------------------------------------------------------------------------------------------------------
1996(1)
---------------------------------------------------------------------------------------------------------------------------
Net sales from continuing operations                      $  116.9      $  131.5      $  123.1      $  113.6      $  485.1
Operating profit (loss)                                       26.2          20.9          (0.1)         (5.4)         41.6
Loss attributable to common shareholders                     (36.5)        (43.4)        (52.0)       (360.1)       (492.0)
Earnings (loss) from continuing operations per share
   Basic                                                     (0.05)        (0.09)        (0.28)        (0.34)        (0.76)
   Fully diluted                                             (0.03)        (0.09)        (0.28)        (0.34)        (0.76)
See accompanying notes

---------------------------------------------------------------------------------------------------------------------------

(1) Amounts from prior years have been restated. See Notes 1, 2 and 17 to the Corporation's consolidated financial statements.

(2) Includes long-term debt, revolving credit facilities and repayable grants.

(3) Before net change in non-cash working capital.

(4) In August 1, 1997, US$ 130 million convertible debentures, maturing on that date, were converted into common shares of the Corporation at a formula price of US$0.21 per share, being 95% of the weighted average price of the common shares traded on the Toronto Stock Exchange for the 20 days preceding conversion date. The total number of common shares issued on conversion was 619,023,800.

[REPAP LOGO]


                PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

------------------------------------------------------------------------------------------------------------------
REPAP ENTERPRISES INC.


------------------------------------------------------------------------------------------------------------------
CANADA (TORONTO, VANCOUVER AND MONTREAL STOCK EXCHANGES)(1)
                                                    High              Low             Close                 Volume
------------------------------------------------------------------------------------------------------------------
                                                      (in Canadian $ per Share)                  (000's of Shares)
------------------------------------------------------------------------------------------------------------------
1997           First Quarter             $          4.20      $       1.45     $       1.55                46,015
               Second Quarter                       1.73              0.51             0.57                48,347
               Third Quarter                        0.70              0.16             0.265              245,675
               Fourth Quarter                       0.285             0.10             0.185              234,034
-----------------------------------------------------------------------------------------------------------------
1996           First Quarter             $          7.00      $       5.125    $       5.375               25,910
               Second Quarter                       6.45              4.85             5.35                18,044
               Third Quarter                        5.70              4.65             5.05                11,552
               Fourth Quarter                       5.80              3.75             3.87                39,677
-----------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
UNITED STATES (THE NASDAQ STOCK NATIONAL MARKET SYSTEM)(1)
                                                     High              Low             Close                 Volume
-------------------------------------------------------------------------------------------------------------------
                                                       (in US $ per Share)                        (000's of Shares)
-------------------------------------------------------------------------------------------------------------------
1997           First Quarter             $          3.083     $       1.031    $       1.125               24,693
               Second Quarter                       1.25              0.359            0.469               17,726
               Third Quarter                        0.531             0.094            0.219               36,114
               Fourth Quarter *                     0.219             0.094            0.094               17,985
* From Oct. 1 to Dec. 5 - Repap was delisted on Dec. 5
-------------------------------------------------------------------------------------------------------------------
1996           First Quarter             $          5.188     $       3.75     $       3.938               29,234
               Second Quarter                       4.75              3.547            3.813               26,333
               Third Quarter                        4.188             3.375            3.688               16,321
               Fourth Quarter                       4.313             2.719            2.781               27,700
-------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
LIQUIDITY
                                                                                        1997                 1996
-----------------------------------------------------------------------------------------------------------------
TOTAL VOLUME (000'S OF SHARES)                                                       670,689              194,771
Canada                                                                               574,071               95,183
United States                                                                         96,618               99,588
-----------------------------------------------------------------------------------------------------------------
MONTHLY AVERAGE TRADING
VOLUME (000'S OF SHARES)                                                              55,882               16,231
VALUE ($MILLIONS)(1)                                                           $        24.0        $        84.2

Based on weighted average share price on the Toronto Stock
     Exchange (1997: $0.44; 1996: $8.19)(2)
-----------------------------------------------------------------------------------------------------------------
MAJOR SHAREHOLDERS

AS AT FEBRUARY 28, 1998:
-----------------------------------------------------------------------------------------------------------------
PUBLIC FLOAT(3)                                                                        530.7                 71.4
Silverton International Fund Limited(4)                                                158.6                 21.4
Paloma Partners L.L.C.(4)                                                               53.2                  7.2
-----------------------------------------------------------------------------------------------------------------
TOTAL(5)                                                                               742.5                100.0
-----------------------------------------------------------------------------------------------------------------

(1) Repap shares are no longer traded on the Vancouver Stock Exchange (as of December 31, 1997) or on the NASDAQ National Market System (as of December 5,
1997). The tables include no trading statistics for NASDAQ subsequent to December 5, 1997.

(2) See liquidity table.

(3) The public float includes 49.1 million shares owned by CIBCOppenheimer Corp., representing 6.6 percent of outstanding shares.

(4) Silverton International Fund Limited and River Road (Canada) L.L.C. are represented on Repap's Board of Directors.

(5) No dividends were paid on the common shares in 1996 and 1997.

[REPAP LOGO]


GLOSSARY

  ANNUAL ALLOWABLE CUT:
  Average volume of timber which the holder of a Forest Licence or a Tree Farm Licence is legally entitled to harvest in a designated managed forest area during one year.

  BASIS WEIGHT:
  A measure of paper thickness and weight. The weight of a ream (500 sheets) of paper of specific length and width.

  BOARD FOOT:
  One square foot of lumber, one inch thick.

  CHEMICAL PULP:
  Pulp produced by cooking wood chips in a pressure vessel (digester) in the presence of certain chemicals to remove lignin and other wood chemicals.

  COATED PAPER:
  Paper which is coated with clay and usually supercalendered to produce a glossy surface. The paper may be coated on only one side or on both sides.

  COATED PAPER GRADES:

  Paper can be coated on one side (C1S) or two sides (C2S). C2S is classified in five "enamel numbers" in terms of brightness, gloss and pulp content with No. 1 being the top grade. Nos. 1 through 3 and about one-quarter of No. 4 are freesheet papers while the other half of No. 4 and essentially all of No. 5 are groundwood papers.

  GROUNDWOOD COATED PAPER:
  A term to describe paper where a major component is groundwood or mechanical pulp. The chemical pulps such as kraft are used to provide sufficient strength to enable the paper to run properly on high-speed paper machines and printing presses.

  GROUNDWOOD PULP:
  A type of mechanical pulp produced by grinding.

  INTEGRATED:
  Generally refers to a company that produces the pulp it uses in papermaking. A captive pulp company.

  KRAFT PULP:
  The principal type of chemical pulp, produced by an alkaline cooking process and noted for its strength.

  LIGHTWEIGHT COATED PAPER:
  Groundwood coated paper in basis weights ranging from 30 to 45 pounds.

  MARKET PULP:
  Wood pulp produced by one company and sold to another in the open market.

  MFBM:
  One thousand foot board measures (board feet).

  MMFBM:
  One million foot board measures (board feet).

  NORTHERN SOFTWOOD KRAFT PULP:
  Kraft pulp produced from slow-growing northern softwood trees which commands a premium price because it is stronger than southern softwood pulp.

  SHORT TON OR TON:
  2,000 pounds.

  TIMBER LICENSE:
  A license granted by a government providing for the management of a portion of public forest for a period of years, and providing for the harvesting of a certain volume of timber each year.

  TONNE OR METRIC TON:
  One metric ton, equal to 1,000 kilograms or approximately 2,205 pounds.

  WOOD PULP:
  Wood fibres produced from
solid wood for use in the production of paper, paperboard and other products.

  CONVERSION TABLE:
---------------------------------
Imperial        Metric
Measure         System
---------------------------------
1 inch       =  2.54 centimetres
---------------------------------
1 foot       =  0.3048 metre
---------------------------------
1 yard       =  0.9144 metre
---------------------------------
1 mile       =  1.6093 kilometres
---------------------------------
1 acre       =  0.4047 hectare
---------------------------------
1 short ton  =  0.9072 tonne
---------------------------------
1 cubic yard =  0.7646 cubic
                metre
---------------------------------

[REPAP LOGO]


--------------------------------------------------------------------------------
DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

William J. Anderson*
Bermuda
Chairman

Robert E. Bellamy *
Toronto, Ontario
Corporate Director

Guy G. Dufresne
Montreal, Quebec
Quebec Cartier Mining Company
President and Chief Executive Officer

Stephen C. Larson
New Canaan, Connecticut
President and Chief Executive Officer

David McAusland
Montreal, Canada
Byers Casgrain
Managing Partner

Robert Poile*
Greenwich, Connecticut
Director,  Paloma Partners Mgmt. Co.

John R. Purcell
North Palm Beach, Florida
Chairman and Chief Executive Officer
Grenadier Associates Ltd

Senior Officers
Stephen C. Larson
President and Chief Executive Officer

Vice Presidents
Michelle A. Cormier
Vice President, Finance

Neil M. Falco
Vice President

Terry W. McBride
Vice President, General Counsel and
Secretary


* Member of Audit committee


OPERATING MANAGEMENT

REPAP NEW BRUNSWICK INC.
David T. Nelligan
Vice President, Administration
(Interim General Manager)

REPAP MARKETING INC.

Neil M. Falco
President

--------------------------------------------------------------------------------
SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------

ANNUAL MEETING:

The Annual Meeting of
Shareholders will be held
Wednesday, May 20, 1998
at 10:30 a.m. at:
Sheraton Center Toronto
Essex Ballroom
123 Queen Street W.
Toronto, Ontario
H5H 2M9

SHARE INFORMATION:

The Corporation's Common Shares are traded on the Toronto Stock Exchange and the Montreal Exchange. The stock market symbol is RPP.

TRANSFER AGENT AND REGISTRAR:

Montreal Trust Company
1800 McGill College Ave.
7th Floor
Montreal, Quebec
H3A 3K9

AUDITORS:

Ernst & Young
1 Place Ville Marie
Suite 2400
Montreal, Quebec
H3B 3M9

SOLICITORS:

Canada
Stikeman Elliott
1155 Rene-Levesque Blvd. West
Suite 3900
Montreal, Quebec
H3B 3V2

Gowling, Strathy & Henderson
160 Elgin Street, Suite 2600
Ottawa, Ontario
K1N 8S3

United States
Sullivan & Cromwell
125 Broad Street
32nd Floor
New York, New York
U.S.A.  10004

VERSION FRANCAISE:

Pour obtenir la version francaise
de ce rapport, il suffit d'ecrire au :
Secretaire
Les Entreprises Repap
300 Atlantic Street
Suite 200
Stamford, CT  06901

--------------------------------------------------------------------------------
EXECUTIVE OFFICES:
--------------------------------------------------------------------------------

REPAP ENTERPRISES INC.
300 Atlantic Street
Suite 200
Stamford, CT  06901
Tel:   203-964-6160
Fax:  203-964-6175

[REPAP LOGO]


REPAP ENTERPRISES INC.
300 Atlantic Street
Suite 200
Stamford, CT  06901
United States












PRINTED IN CANADA

[RECYCLED PAPER LOGO]

THIS ANNUAL REPORT IS RECYCLABLE.