Form 10-K, Exhibit 13
period 1999-12-31
REPAP ENTERPRISES INC
filed 2000-03-29
CIK 823534

1999 Annual Report
{Inside Front Cover}

Repap Enterprises Inc. ("Repap")

Repap is an integrated North American coated groundwood paper company with total assets of approximately $1.3 billion. Its manufacturing subsidiary, Repap New Brunswick Inc., is located in New Brunswick, Canada, and its marketing subsidiary, Repap Marketing Inc., is located in Stamford, Connecticut, with satellite sales offices in Chicago, Philadelphia and Montreal. Repap's executive offices are located in Stamford, Connecticut. Repap had approximately 1,480 employees at December 31, 1999 and had revenues of $646 million in 1999.

Repap's operations have an annual capacity of 492,000 tons of coated groundwood paper, 235,000 metric tons ("tonnes") of northern bleached softwood kraft pulp, 123,000 tonnes of groundwood pulp and 58 million board feet of lumber.

Repap's shares trade on the Toronto Stock Exchange (symbol RPP).

Repap has approximately a 9% share of the North American coated groundwood paper market.

[PIE CHART]

Financial Highlights
MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE DATA	1999	1998
Statement of operations data[1]
Revenues	$645.6	$683.6
Net sales	570.0	611.7
Operating profit	68.3	102.6
EBITDA[2]	136.2	177.1
EBITDA Margin[3]	23.7%	28.7%
Interest expense	115.9	111.5
Loss from continuing operations	(46.7)	(65.5)
Income from discontinued operations	--	17.0
Loss attributable to common shareholders	(46.7)	(51.4)
Average Cdn$/US$ exchange rate	1.4857	1.4830
Balance sheet data
Net fixed assets	$957.5	$980.0
Total assets	1,285.2	1,328.9
Debt[4]	1,189.1	1,185.6
Shareholders' deficiency	(157.6)	(110.8)
Year-end Cdn$/US$ exchange rate	1.4433	1.5305
Cash flow from continuing operations data[1]
Cash flow from operations[5]	$22.2	$56.5
Additions to fixed assets	25.0	19.8
Fixed assets funded by capital leases	4.8	1.0
Total capital expenditures	29.8	20.8
Net additions to debt[6]	64.7	26.1
Redemption of convertible debentures	--	(75.0)
Per share data[1]
Earnings (loss) from
- Continuing operations, basic	$(0.06)	$(0.09)
- Discontinued operations	--	0.02
Total, basic	(0.06)	(0.07)
Voting shares (thousands)
Common shares at year end	743,461	743,461

1. See Note 1 to the Company's consolidated financial statements.
2. EBITDA is equal to operating profit plus depreciation and amortization plus effects of non-cash currency hedging.
3. EBITDA margin is equal to EBITDA as a percentage of net sales plus effects of non-cash currency hedging.
4. Includes long-term debt, revolving credit facilities and repayable grants.
5. Before net change in non-cash working capital.
6. Includes net additions to long-term debt and revolving credit facilities.

CHAIRMAN's Message

To Our Shareholders:

On June 25, 1999, I and four other independent directors were elected to the Board of Directors of Repap Enterprises Inc., replacing five directors who agreed to resign in order to accommodate concerns of two of the Company's major shareholders, TD Asset Management and Third Avenue Funds. The circumstances related to the issues regarding the validity, propriety and content of the terms under which Mr. F. Steven Berg served as Chairman of the Board. On August 16, 1999, following the Annual Shareholders' Meeting, I was elected Chairman of the Board of Directors, replacing Mr. Berg.

The newly appointed board members immediately formed an Independent Committee of the Board chaired by me with a mandate to investigate circumstances surrounding the negotiation and approval of Mr. Berg's terms of service and to make a recommendation to the Board of Directors with respect thereto. The results of our decision concerning this issue are fully described in Note 18 to our financial statements included in this annual report as well as in our proxy circular and Form 10-K.

Since our last annual meeting in August 1999, I and fellow Board members have met regularly with the senior management of the Company and have had the opportunity to meet on several occasions with the operating management. We are in total and full support of this team.

The combined efforts and teamwork of this management group, under the leadership of Steve Larson, President and CEO, is evident in their success at turning the operations around and subsequently becoming one of the most cost-effective lightweight coated groundwood paper mills in North America, with a 9% market share. Almost $70 million in annual savings and profit enhancements have been realized over the past three and one half years; a remarkable achievement for a single integrated mill facility.

The success of the operations was supported by an experienced marketing team which sold the full 1999 production and also reduced inventory during a period of high market volatility.

Looking forward, stability has returned to this Board of Directors. We will focus on working with senior management, with the objective of capitalizing on the current cyclical strengthening of both pulp and paper markets as well as a continuing strong operating performance in order to develop a course of action that will ultimately increase the value of the Company to all stakeholders. This is not a simple task given the complex and highly leveraged capital structure this team inherited, but one to which we and management are fully committed.

On behalf of the Board of Directors of Repap Enterprises Inc., I would like to thank all employees of Repap for their tremendous contributions over the past year, during periods that were tumultuous and challenging for all. Also, we thank our shareholders and other stakeholders for their continuous support of management and of the Company.

Hap Stephen
Chairman
February 28, 2000

President's Message

Introduction

1999 was a year of many challenges for Repap and its employees. Market volatility was prevalent through most of the year. Coated paper markets which began to weaken in mid-1998 continued a downward trend through mid-1999 with coated paper prices falling to some of the lowest levels of the decade. Pulp markets which have been in a down cycle for the past few years finally hit bottom in the summer.

In addition to these difficult markets, short work stoppages by certain employees of the Company's unions also negatively impacted the Company's performance, but did result in new 6-year collective agreements re-establishing workforce stability.

Revenues for the year totaled $645.6 million compared to $683.6 million in 1998, while EBITDA was $136.2 million, down from the $177.1 million reported in 1998. The approximate $41 million reduction in EBITDA is attributable mainly to the impact of lower prices stemming from the weak paper markets, offset partially by a strong operating performance.

The Company's net loss was $46.7 million ($0.06 per share) compared to a loss of $51.4 million ($0.07 per share) in 1998.

Market Overview

Looking back over the past few years, the market for lightweight coated groundwood paper ("LWC"), which represents 87% of our revenues, was impacted by two major events, resulting in three difficult years with one short recovery.

[CHART]

The first major event began in 1995 when strong growth in demand for coated paper in Europe and in North America resulted in rapid increases in prices with an all-time peak for the benchmark grade No. 5, 40 lbs., reaching US$1,250 per ton in November 1995. Unfortunately, much of the demand was false, triggered by price instability and leading to an unprecedented increase in buyer inventories. Buyer inventories peaked at 696,000 tons in July 1996. As this inbalance took effect and inventories were depleted, prices fell at an even faster rate.

It took the better part of 1996 and 1997 to re-establish a market balance of supply, demand and inventory levels, subsequently leading to price improvement. 1998 saw prices rise briefly above the twelve-year average of US$860/ton for the No. 5, 40 lbs. benchmark grade.

Repap's performance reflected this recovery, with 1998 recording the second best year in terms of EBITDA since the peak year of 1995.

However, this short-lived recovery was halted by a second economic event - the Asian crisis. The crisis which began in late 1997, resulted in a surge of imports from Europe into North America as European producers had to find a new outlet for their paper. Imports increased significantly in late 1998, causing once again an inbalance in supply and demand. Prices fell to the lowest levels of the decade by mid-year 1999.

Since then, the Asian economies have begun a steady recovery. This, coupled with significant market downtime by many North American producers, an improving European economy and a very robust U.S. economy, has resulted in fundamentally good demand and inventories of both producers and buyers trending downward. We have begun a modest, but steady recovery in pricing since the third quarter of 1999. Current pricing remains below the twelve-year trend line but is closing the gap. Industry operating rates were strong throughout the second half of 1999 at a 100% ratio and are expected to continue healthy through 2000, averaging in the high 90's.

Kraft pulp markets also continue to be strong and historically closely correlate to LWC paper markets. Norscan inventories were down to 1.1 million metric tons at the end of December 1999, the lowest level in six years. Pulp markets are expected to remain tight. Two price increases were implemented in the second half of 1999 and a further increase of US$40 per metric ton was implemented in January 2000.

Operating Overview

Despite the instability created by these volatile markets, significant achievements were realized during 1999, all of which were key to offsetting some of the negative impact of a weak market environment.

  Tremendous support from the financial community enabled management to successfully complete a US$100 million high yield secured note offering maturing in 2004. Proceeds were used to repay Repap New Brunswick's operating credit facility in full and to increase the operating company's liquidity by approximately US$50 million.

  Operational focus was maintained with the mill setting many new daily production records. Average daily production for coated paper reached 1,339 tons per day in 1999, surpassing 1998's record of 1,271 tons per day. In fact, productivity has increased by 14% since 1996 and, at 474,000 tons, the mill produced more paper in 1999 than ever before, even with lost production from the strike.

[CHART]

  The kraft pulp and groundwood pulp operations also produced excellent results achieving and even surpassing rated capacity levels.

  Costs of production were down or flat in all areas. Coated paper cash cost per ton have trended downward for three consecutive years and are down $78 per ton or 10% from 1996.

[CHART]

  The Company's cost reduction and profit enhancement program which was put in place mid-1996 has been key to the strong productivity and cost performance. In 1999, we achieved $25.6 million in savings, surpassing our $9.0 million target by almost three times. Since mid-1996, $69 million in annual savings have been achieved, a remarkable effort by all employees. This success was key to Repap managing the impact of market volatility over the past three years.

  Our excellent operational performance was also driven by great customer support and a strong marketing team which was able to sell all production in an environment where many producers were taking very extensive downtime. With the exception of the six-day strike, Repap New Brunswick ran full, kept its order book full and reduced coated paper inventories to an all-time low of 13,100 tons by year end, representing 9.8 days of supply.

  In addition to regular ongoing activities, a complete replacement and expansion of the sales/order entry and inventory system was efficiently executed in 1999 with tremendous time commitment and coordination among sales, customer service, corporate and mill personnel. The $6 million project was completed on budget and was critical to our successful Y2K compliance program.
  With an EBITDA margin of 23.7% in 1999, we expect to deliver, once again, one of the highest operating returns of any forest products company in North America.

Outlook

As we move into 2000, the prospects for strengthening market conditions in light weight coated paper, which represents 87% of our revenue, are quite good. Coated paper demand continues to grow, inventories are low, supply is balanced and operating rates are high. Supported by strong international pulp markets, a long-awaited recovery is underway. This anticipated market environment combined with the extraordinary results of our employees over the past three years that drove costs down and productivity up should result in improved earnings. Our first priority will be to use free cash flow to reduce debt and begin the process of establishing a more prudent capital structure to the benefit of all stakeholders.

Stephen C. Larson
President and Chief Executive Officer

- - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and company plans and objectives to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, but are not limited to, changes in the United States and international economies; changes in worldwide demand for the company's products; changes in worldwide production and production capacity in the forest products industry; competitive pricing pressures for the company's products; changes in raw material, energy, and other costs; and currency fluctuations.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Overview of Operations
Location	Coated Paper Products
Repap New Brunswick	Description		End Uses

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

Coated Groundwood

  Contains at least 10 percent mechanical pulp.
  Typically manufactured using approximately one-third mechanical (groundwood or wood-containing) pulp, one-third chemical pulp (including NBSK pulp), and one-third clays and fillers.
  Typically produced in lighter weights. Comprises grades No. 4 and 5.
			High circulation magazines, catalogues, newspaper advertising inserts and direct mail advertising materials. Represents approximately 55 percent of total North American coated paper consumption.
Mill Data	Pulp Products
	Description		End Uses
New Brunswick Operations (Miramichi) Annual Capacity Coated Paper Mill 492,000 tons Kraft Pulp Mill 235,000 tonnes Groundwood Pulp Mill 123,000 tonnes Sawmills 58,000 mfbm

Softwood Kraft Pulp

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
  Represents approximately 35 percent of global white chemical paper grade market pulp.

Fibre Supply	Lumber Products
	Description		End Uses

Approximately 40% of the wood supply for the kraft and groundwood pulp mills and sawmills is obtained from Crown Timber Licenses with the Province of New Brunswick. The licensed areas cover 1.7 million acres. The remaining wood is acquired from third parties under various supply agreements.

	Dimension North American term for construction-grade lumber.		Typical product is 2x4's.

Capacity, Production, Shipments
	1995	1996	1997	1998	1999
Coated Paper (000's tons)
Capacity*	492	492	492	492	492
Production	427	403	428	457	474
Shipments	420	384	443	460	473

Northern Bleached Softwood Kraft Pulp (000's tonnes)
Capacity	235	235	235	235	235
Production	221	224	235	232	232
Shipments
Total	215	218	248	231	232
Less: Internal Use	144	136	138	149	140
Net Market	71	82	110	82	92
Groundwood Pulp (000's tonnes)
Capacity	123	123	123	123	123
Production (used internally)	117	116	119	123	130
Lumber (MMFBM)
Capacity	58	58	58	58	58
Production	49	53	57	55	48
Shipments	47	54	58	55	48

* Based on a theoretical basis weight of 40 lbs. Average basis weight in 1999 on the A-1 paper machine was 36.3 lbs. and on the A-2 paper machine was 44.2 lbs.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Financial Statement Reporting

U.S. GAAP Reconciliation. Repap's financial results are determined in accordance with accounting principles generally accepted in Canada. These accounting principles differ in certain respects from accounting principles generally accepted in the United States and the accounting rules and requirements of the SEC, as described in Note 22 to the Company's audited Consolidated Financial Statements.

Capital Investment and Profit Improvement Programs

Capital Investment Program. Repap undertook a $1.4 billion capital investment program in 1985, which was substantially completed in 1990. The capital expenditure plan consisted of, among other things, the acquisition of an NBSK pulp mill in 1985 and related upgrade at a cost of $206 million, the construction of two world-class coated groundwood paper machines - the A-1 machine, completed in 1986 at a cost of $359 million with an annual design capacity of 240,000 tons and the A-2 machine, completed in 1989 at a cost of $533 million with an annual design capacity of 252,000 tons, and a chemical recovery boiler and related turbo-generator, completed in 1990 at a cost of $155 million. As a result of this program, we now operate one of the most technologically advanced coated groundwood paper complexes in North America. A significant amount of this capital expenditure program was financed through debt, which substantially increased our debt service obligations.

Profit Improvement Program. In mid-1996, we undertook a profit improvement program designed to identify projects that would enhance revenues through an enriched grade mix and reduce costs in all areas of operations. Our program totaled $6 million in cost savings and revenue enhancements on an annualized basis in 1996, an additional $20 million in 1997, a further $17 million in 1998 and $26 million in 1999, for a total of $69 million. This program, along with a continuous productivity focus, resulted in production increasing to an average of 1,339 tons per day in 1999 from an average of 1,171 tons per day in 1996, an increase of 14.3%. In November 1999, we achieved a new monthly record with average daily production reaching 1,408 tons per day.

During 1997, Repap completed a restructuring which included the divestiture of three of its four operating subsidiaries (see Note 2 to the Company's audited Consolidated Financial Statements).

Market Overview

Industry Conditions/Product Pricing. A strengthening of North American and European economies which began in 1994 resulted in a strong growth in demand for coated paper. Coated paper prices began to increase at a rapid rate in 1994 and 1995, reaching an all-time peak level of US$1,250 per ton in November 1995 for the benchmark grade, No. 5, 40 lbs. These rapid increases in price caused buyers to buy excess volume in anticipation of further price increases, thereby increasing their inventories to unprecedented levels. This, in turn, resulted in a rapid deterioration of prices in 1996 and an increase in producers' inventories due to a reduction in purchases by the buyers of coated paper, as they began to deplete their own inventories. As a result, prices declined from a peak of US$1,250 per ton for No. 5, 40 lbs., to a low of approximately US$780 per ton in February 1997. As supply and demand achieved greater balance during 1997 and economic activity, particularly in the United States, improved, prices of coated groundwood paper also increased, but at a much more modest pace than in 1994 and 1995. Prices for No. 5 40 lbs. increased from the low levels of the first quarter of 1997 to US$907 per ton in the first quarter of 1998, according to Resource Information Systems, Inc.

The economic and financial crisis which occurred in Asia during 1998 impacted European producers' ability to sell their products in Asia which, along with the impact of a strong U.S. dollar, resulted in a significant increase in imports from Europe to North America during the second half of 1998. This surge in imports destabilized North American markets, causing prices to fall during the second half of 1998 through the second quarter of 1999. Our average transaction price for No. 5, 40 lbs. in the second quarter of 1999 was US$748 per ton, down by US$172 per ton from the first half of 1998. During the second half of 1999, demand for coated groundwood paper began to improve. This increase in demand, along with a reduction in imports of coated groundwood from Europe into North America due to improving economies in Europe and Asia and market related downtime taken by certain producers, has resulted in a balance of supply and demand. Consequently, a price increase of US$50/ton for all coated groundwood paper grades was implemented on October 1, 1999 by most producers.

Estimated average North American industry transaction prices of coated paper, pulp and lumber for the periods indicated are set forth in the following table. Actual prices realized by the Company may differ.

Historical Industry Pricing for Coated Groundwood Paper, Kraft Pulp and Lumber
	Year Ended December 31,
	1999	1998	1997	1996	1995
Coated groundwood paper No. 5, 40 lbs. (per ton) (2)	US$784	US$883	US$826	US$887	US$1,058
Coated groundwood paper No. 5, 34 lbs. (per ton) (2)	960	1,038	957	1,010	1,152
NBSK pulp delivered to the United States (per metric ton) (2)	610	544	592	600	877
Softwood lumber (S.P.F.K.D. 2x4, Random Eastern, delivered Great Lakes) (per mfbm) (3)	439	377	443	441	335

______________________________

(1)  Transaction prices are average delivered prices not including any large buyer or fidelity discounts and, therefore, normally differ from our net sales prices which are net of delivery and discounts.
(2)  Source: Resource Information Systems, Inc. December, 1999.
(3)  Source: Random Lengths 1999 Yearbook.

Results of Operations

Labor Relations. During the second quarter of 1999, the paper and kraft pulp operations were negatively impacted by a six-day labor strike resulting in lost production of approximately 8,700 tons of coated paper and 5,300 metric tons of kraft pulp. A new six-year collective agreement with the employees was reached on June 10, 1999. A thirty-day strike also occurred at the Blackville sawmill. A new four-year collective agreement was reached with these employees on July 16, 1999. A new six-year collective agreement was reached with employees represented by the Groundwood Mill hourly union in September 1999, and a new agreement was also reached with certain woodlands hourly unionized employees in December 1999 and with the office union employees in February 2000. All major labor negotiations are now completed until at least 2002.

The following table presents certain financial data for the three years ended December 31.

Financial Highlights	Year Ended December 31,
	1999	1998	1997
Net Sales	$570.0	$611.7	$520.4
Cost of sales before depreciation and amortization expense	412.7	403.1	416.2
Depreciation and amortization	62.2	68.8	57.2
Selling, administrative and research expenses	26.8	37.2	51.0
Operating profit (loss)	68.3	102.6	(4.0)
EBITDA (1)	136.2	177.1	83.3
Unusual items	--	46.4	--
Net loss	(46.7)	(51.4)	(63.5)
EBITDA margin (2)	23.7%	28.7%	15.1%

______________________________

(1)    EBITDA is equal to operating profit (loss) plus depreciation and amortization plus effects of non-cash currency hedging.
(2)    EBITDA margin is equal to EBITDA as a percentage of net sales plus effects of non-cash currency hedging.

As described in Note 1 of the audited Consolidated Financial Statements, our ability to continue as a going concern is dependent upon achieving profitable operations and upon continuing to generate positive cash flow from operations. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should we be unable to continue in business as a going concern.

1999 Compared to 1998

Net Sales. Net sales decreased by 6.8% to $570.0 million in 1999 from $611.7 million in 1998. The decrease was primarily due to significantly lower prices for coated paper, offset in part by increased sales volumes for coated paper and kraft pulp and by increased prices for kraft pulp. Net sales in 1999 were reduced by $2.5 million due to a reserve against a doubtful account.

Shipments of coated paper totaled 473,300 tons in 1999 compared with 459,900 tons in 1998, an increase of 2.9%. Finished goods inventory at the end of 1999 totaled 13,100 tons, a decrease of 9.0% from the inventory level of 14,360 tons at the end of 1998, representing approximately 9.8 days of supply.

Average prices for coated paper decreased by US$90 per ton in 1999 compared to 1998. Net sales from coated paper were $495.5 million in 1999 compared to $542.0 million in 1998, a decrease of $46.5 million or 8.6%. Of the decrease of $46.5 million, approximately $63.1 million related to lower pricing, net of mix and foreign exchange, offset partially by higher volume ($16.6 million).

Kraft pulp shipments totaled 92,100 metric tons in 1999 compared with 82,300 metric tons in 1998, an increase of 11.9%. Weak demand in 1998 and early 1999 resulted in unusually low sales volume.

Prices for kraft pulp increased by US$13 per metric ton in 1999 compared to 1998, reflecting the impact of an improvement in kraft pulp markets which began to take place in the second half of 1999. A further price increase of US$40 per metric ton was implemented in January 2000. Net sales from market kraft pulp were $60.1 million in 1999 compared to $54.6 million in 1998, an increase of $5.5 million or 10%. This increase was due mainly to higher shipments.

Lumber shipments decreased from 54.5 million board feet in 1998 to 48.1 million board feet in 1999, while prices increased by US$29 per thousand board feet from 1998 to 1999. Net sales from lumber were $20.1 million in 1999, essentially flat with 1998 net sales of $20.8 million. The benefit of increased pricing was offset by lower volume resulting from lost production due to a thirty-day labor strike at the Blackville lumber mill.

Cost of Sales before Depreciation and Amortization Expense. Cost of sales before depreciation and amortization expense increased by 2.4% or $9.6 million from $403.1 million in 1998 to $412.7 million in 1999, due mainly to the higher sales volume of coated paper and kraft pulp ($15.0 million), offset in part by lower costs due to increased productivity ($5.4 million). Coated paper production costs decreased by $12 per ton in 1999 compared to 1998 while kraft pulp production costs were flat year over year.

Depreciation and Amortization Expense. Depreciation and amortization totaled $62.2 million in 1999, down $6.6 million from $68.8 million in 1998, primarily as a result of lower amortization of foreign exchange losses offset by the impact of increased productivity. The Company uses the unit of production method in accounting for depreciation on certain fixed assets, resulting in increased depreciation as productivity increases. (See Note 15 to the audited Consolidated Financial Statements.)

Selling, Administrative and Research Expenses. General and administrative expenses decreased by $10.4 million from $37.2 million in 1998 to $26.8 million in 1999. As a percentage of net sales, general and administrative expenses were 4.7% in 1999 compared to 6.1% in 1998. 1998 costs included approximately $8.6 million in one-time expenses. Excluding these one-time items, the decrease in general and administrative expenses from 1998 was $1.8 million and related mainly to lower research and development expenses and lower warehousing costs.

Operating Profit. Operating profit decreased by $34.3 million to $68.3 million in 1999 from $102.6 million in 1998. The decrease primarily reflects the impact of lower prices for coated paper, offset partially by higher sales volume and lower costs.

EBITDA. EBITDA decreased by $40.9 million to $136.2 million in 1999 from $177.1 million in 1998. The decrease reflects the impact of the items identified in the foregoing discussion. EBITDA margin was 23.7% compared to 28.7% in 1998.

Interest Expense. Interest expense increased by $4.4 million to $115.9 million in 1999 from $111.5 million in 1998, reflecting the impact of higher borrowings in Repap New Brunswick resulting from a US$100 million Senior Secured Note financing completed in May 1999 and to the impact of a full year of interest expense on the convertible debenture issued by Repap in June 1998.

Miscellaneous Expense (Income). Miscellaneous income was $3.1 million in 1999 compared to an expense of $8.1 million in 1998. A foreign exchange gain of $2.4 million was recorded as miscellaneous income in 1999 compared to a loss of $10.8 million in 1998. The gain was realized on the cancellation of forward exchange contracts.

Net Loss. For the foregoing reasons, our net loss was $46.7 million in 1999 compared to $51.4 million in 1998.

Income Taxes. As of December 31, 1999, we had available net operating loss carryforwards for income tax purposes of approximately $224.0 million. These losses are available to reduce income taxes payable in future years and expire between 2000 and 2009. As of December 31, 1999, we have approximately $192.4 million of capital losses on which income tax benefits have not been recognized in our accounts.

1998 Compared to 1997

Net Sales. Net sales of $611.7 million in 1998 increased by $91.3 million or 17.5% from $520.4 million in 1997. The increase was primarily due to higher sales volume of coated paper ($18.4 million) as well as higher prices ($77.1 million), offset in part by lower prices for lumber ($3.1 million) and pulp ($3.3 million), as well as lower sales volume ($1.6 million and $17.6 million, respectively).

Shipments of coated paper increased 17,300 tons or 3.9% to 459,900 tons in 1998 from 442,600 tons in 1997. Coated paper inventories decreased 3,940 tons to 14,360 tons at the end of 1998 compared to 18,300 tons at the end of 1997. The increase in shipments is attributable to an improvement in demand for coated paper products. This increase in shipments, together with an increase of 8% in the average selling price for 1998 as compared to 1997, as well as a weaker Canadian dollar, resulted in net sales of coated paper increasing by $89.5 million or 19.8% to $542.0 million in 1998 compared to $452.5 million in 1997.

Shipments of kraft pulp decreased by 27,700 metric tons or 25.2% to 82,300 metric tons in 1998 from 110,000 metric tons in 1997. Kraft pulp inventories increased 1,500 metric tons to 4,400 metric tons at the end of 1998 compared to 2,900 metric tons at the end of 1997. The decrease in shipments was attributable to a decision to maximize shipments in the fourth quarter of 1997 in anticipation of weaker prices and demand in the first quarter of 1998. Prices of kraft pulp decreased by 14.8% to US$460 per metric ton in 1998 from US$540 per metric ton in 1997. Lower selling prices in 1998, together with the decrease in shipments, resulted in net sales decreasing by $17.9 million or 24.7% to $54.6 million from $72.5 million.

Shipments of lumber totaled 54.5 million board feet in 1998 compared to 58.1 million board feet in 1997. The decrease was related to weaker demand for lumber products in 1998 compared to 1997. Average prices of lumber also decreased 18.9% or $60 per mmfbm in 1998 compared to 1997, resulting in net sales from lumber decreasing by 18.4% to $20.8 million in 1998 from $25.5 million in 1997.

Cost of Sales before Depreciation and Amortization Expense. Cost of sales before depreciation and amortization expense decreased by $13.1 million or 3.2% to $403.1 million in 1998 from $416.2 million in 1997. The decrease was due primarily to increased productivity and lower raw material prices. Coated paper production costs decreased by 3.5% in 1998 compared to 1997, while production costs for kraft pulp were flat over the same period.

Depreciation and Amortization Expense. Depreciation and amortization expense increased by $11.6 million to $68.8 million in 1998 compared to $57.2 million in 1997. The increase in 1998 is related mainly to higher amortization due to foreign exchange losses on debt and reduced ITC amortization resulting from the write-off of ITC's on the balance sheet, offset in part by higher depreciation expense resulting from a fixed asset retirement in 1997 (see Note 15).

Selling, Administrative and Research Expenses. General and administrative expenses decreased by $13.8 million to $37.2 million in 1998 from $51.0 million in 1997 mainly as a result of the corporate office downsizing. As a percentage of net sales, general and administrative expenses were 6.1% in 1998 compared with 9.8% in 1997.

Operating Profit. Operating profit increased by $106.6 million to $102.6 million in 1998 compared to a loss of $4.0 million in 1997. The increase reflects the benefit of higher shipments and prices for coated paper, increased productivity, lower costs, a weaker Canadian dollar as compared with the U.S. dollar, offset partially by lower shipments and prices for pulp and lumber and by higher depreciation and amortization charges.

EBITDA. EBITDA increased by $93.8 million to $177.1 million in 1998 from $83.3 million in 1997. The increase reflects the impact of the items identified in the foregoing discussion.

Interest Expense. Interest expense decreased by $6.4 million to $111.5 million in 1998 from $117.9 million in 1997. The decrease is due mainly to lower borrowings, offset partially by the impact of a weaker Canadian dollar.

Miscellaneous Expense (Income). Miscellaneous expenses were $8.1 million in 1998 compared to an income of $1.0 million in 1997. The increase of $9.1 million related mainly to foreign exchange losses in 1998 compared to 1997.

Unusual Item. During 1998, $46.4 million was charged to operating results in connection with the issuance of senior secured notes and loans in the aggregate amount of US$320 million, including charges for deferred foreign exchange losses, deferred financing costs and early redemption premium related to the indebtedness repaid from proceeds.

Net Loss. For the foregoing reasons, our net loss decreased by $12.1 million to $51.4 million in 1998 from $63.5 million in 1997.

Liquidity and Capital Resources

Historical. Historically, our primary sources of liquidity have been net cash provided by operating activities and the funds available under Repap New Brunswick's former operating credit facility. In May 1999, we issued US$100 million First Priority Senior Secured Notes maturing in June 2004. The net proceeds of the sale of the notes were approximately US$97 million and were used to repay in full amounts outstanding under the operating credit facilities and to increase liquidity by approximately US$50 million in Repap New Brunswick.

During 1999 and 1998, the Corporation's operations did generate sufficient cash flows ($1.1 million for 1999 and $33.6 million for 1998) to cover operating costs and to fund investments in working capital and additions to fixed assets. During 1997, there was a shortfall of $17.7 million. At December 31, 1999, the Corporation had a net deficit in shareholders' equity of $157.6 million. Under the terms of these high yield notes, the Company is restricted in its ability to incur additional debt.

In 1999, cash provided by operating activities totaled $26.1 million. The cash was used to fund additions to fixed assets of $25.0 million in 1999.

Cash provided by operating activities was $53.4 million for the year ended 1998, an increase of $55.6 million over the cash deficit of $2.2 million in 1997. The increase in cash was primarily due to increased operating profit. Cash was used mainly to fund additions to fixed assets of $19.8 million and to reduce amounts outstanding under the operating credit facility ($25.0 million).

In 1999, cash from non-cash working capital of $3.9 million resulted mainly from an increase in accounts payable ($5.9 million), offset by an increase in receivables and inventories ($2.0 million).

In 1998, cash used in non-cash working capital resulted from a reduction in accounts payable ($11.7 million), an increase in inventories ($0.9 million), offset partially by a decrease in receivables ($9.5 million).

In 1997, cash from non-cash working capital was $32.6 million, reflecting mainly a decrease in inventories and receivables, offset by a decrease in accounts payable.

Capital expenditures (including capital leases) totaled $29.8 million, $20.8 million and $16.2 million in 1999, 1998 and 1997, respectively. Spending in 1998 and 1997 related mainly to maintenance and environmental projects. 1999 spending included $3.7 million for the installation of new coating heads on the A-2 paper machine with the balance of spending being allocated to maintenance ($15.0 million), environmental ($5.3 million) and Y2K compliance ($5.8 million).

Capital spending for 2000, 2001 and 2002 is expected to total approximately $30 million per year of which approximately $20.0 to $25.0 million will relate to maintenance and environmental projects.

Repap New Brunswick's capital expenditures in 1999 were funded from cash from operating activities, capital leases and cash on hand. Capital expenditures in 1998 were funded from cash generated from operating activities and 1997 spending was funded mainly from a capital contribution from Repap Enterprises of $10.0 million.

We are significantly restricted in our ability to incur additional debt under the terms of the indentures covering Repap New Brunswick's indebtedness. The incremental liquidity resulting from the issue of US$100 million notes in May 1999, after full repayment of Repap New Brunswick's operating credit facility, together with cash generated from operating activities, are available to fund ongoing operations including interest payments and capital expenditures.

Going Concern Assumption

Capital spending for 2000 is expected to total approximately $30.0 million. Funding for these expenditures, along with government grant repayments of approximately $4.9 million will depend, as mentioned under "Basis of Financial Statement Presentation and Going Concern Assumption", on a variety of factors, some of which are beyond the Corporation's control including being able to continue to generate positive cash-flow from continuing operations. The outcome of these matters cannot be predicted at this time.

1998 Financing Activities

On February 20, 1998, Repap concluded a Share Purchase Agreement with AV Cell Inc. ("AV Cell"), a joint venture between Tembec Inc. and the Aditya Birla Group of India for the sale of all of the shares of Alcell Forest Products which owned the magnefite pulp mill located in Atholville, New Brunswick.

In conjunction with the sale of Alcell Forest Products, Repap agreed to settle the $37 million secured bank loan of Alcell Forest Products, guaranteed by the Province of New Brunswick with recourse back to Repap, with a cash payment of $12 million. The balance of $25 million was satisfied with a fifteen year $5 million 6.75% promissory note from Repap to the Province and the transfer of the $10 million Class B shares of AV Cell to be received as part of the purchase price.

On April 30, 1998, Repap New Brunswick amended its operating credit agreement with The Toronto-Dominion Bank and ABN Amro Bank Canada to provide for an operating facility of $102 million, a swing line facility of $3 million (together the "Base Facility") and a term facility of $15 million (the "Term Facility"). The Base Facility matured October 31, 1999 and the Term Facility matured May 22, 1999. During 1998, the Term Facility was reduced from $15 million to $10 million pursuant to terms and conditions under the operating credit agreement. This facility was repaid in full in May 1999 using proceeds from the US$100 million First Priority Senior Secured Notes.

On May 15, 1998, Repap entered into a Purchase Agreement with Enron Capital and Trade Resources Corp. for the issue of US$45 million 6% Convertible Subordinated Debentures due 2005. The proceeds of the issue and cash on hand were used to redeem at par $75 million 9% Convertible Redeemable Subordinate Debentures due June 1998.

On June 1, 1998, Repap New Brunswick completed the issue of 9% first priority fixed rate senior secured notes in the aggregate amount of US$200 million and of first priority floating rate senior secured loans in the amount of US$120 million, together maturing June 1, 2004. The net proceeds were used to repay in full the outstanding US$150 million first priority floating rate senior secured notes due 2000 and to repurchase, including premiums, US$149.8 million first priority fixed rate senior secured notes due 2000.

1997 Financing Activities

In April 1997, Repap New Brunswick's secured lenders increased the maximum borrowings under its revolving credit facility by $20 million. The maximum borrowing under the revolving credit facility was $150 million, subject to available borrowing base. At December 31, 1997, the amount of borrowings outstanding under this facility totaled $97.5 million and unutilized credit totaled $16.1 million.

On July 7, 1997, the Corporation received the consent of the lenders under the Standby Loan Agreement and of Ferrostaal AG to extend the maturity of the respective amounts owed each of them from July 31, 1997 to September 30, 1997 conditional on the signing of definitive agreements for the sale of each of Repap Manitoba and Repap Wisconsin and the conversion to Common Shares of the aggregate amount of principal outstanding of the US$130 million, 8.5% Convertible Debentures due August 1, 1997.

On July 18, 1997 a Stock Purchase Agreement was entered into between the Corporation and Tolko Industries Ltd. ("Tolko") for all of the shares of Repap Manitoba for a purchase price of $109 million. This transaction closed on August 8, 1997 and provided $34.5 million of net proceeds which the Corporation applied to reduce its long-term secured indebtedness under the standby loan agreement. The sale of the shares to Tolko resulted in a loss from discontinued operations of $65.2 million for the year ended December 31, 1997.

On September 25, 1997, shareholders passed a resolution approving the sale to Consolidated Papers, Inc. ("Consolidated Papers") of all the outstanding shares of Repap USA and all of the Preferred Stock of Repap Wisconsin for net proceeds of US$227 million. The sale of the shares to Consolidated Papers resulted in a gain from discontinued operations of $217.2 million for the year ended December 31, 1997. Proceeds were used to repay the standby lenders and Ferrostaal AG in full.

On August 1, 1997, the Company proceeded with the conversion of the US$130 million convertible debentures into common shares. The number of common shares issued on conversion totaled 619,024,800 increasing the total number of outstanding shares at December 31, 1997 to 742,460,637 shares.

Risks and Uncertainties

Seasonality. While seasonal variation in demand is not a major factor in our business, sales volumes increase in general during the third and fourth quarters of each year, particularly in September and October, as the use of paper increases for the upcoming holiday season, primarily as a result of increased demand for catalogs and advertising pages/inserts.

Currency. The profitability of our operations is sensitive to fluctuations in foreign exchange rates as most of our revenues are derived in U.S. dollars. We estimate that each $0.01 variation in the Canadian dollar - U.S. dollar exchange rate would have had an impact on our 1999 cash flow and results from operations of approximately $4.7 million. The competitiveness of our operations in world markets depends on the relative strength of the currency in the countries of competitive producers.

Prior to May 1999, the Corporation had foreign exchange contracts in effect to hedge expected future revenues denominated in US dollars. Subsequent to May 1999, the Corporation no longer has such curency contracts in place and is therefore exposed to fluctuations in the Canadian/US exchange rate.

We are naturally hedged against the exchange risk associated with issuing U.S. dollar debt because most of our revenues are earned in U.S. dollars. We have chosen to issue primarily U.S. dollar-denominated debt because of this natural hedge and to take advantage of interest rates available on U.S. dollar-denominated debt which have, at times, been significantly lower than corresponding rates on Canadian dollar-denominated debt.

Accordingly, effective July 1, 1992, we designated future U.S. dollar revenues streams as effective hedges against currency risks related to U.S. dollar-denominated borrowings. Designation of revenues as a hedge results in exchange gains and losses on debt being deferred without amortization until repayment. At maturity, any exchange adjustment is included with revenues, recognizing that we have realized equal and offsetting exchange adjustments in the period the debt is repaid.

Revenues in 1999 were reduced by $5.7 million as a result of the application of this accounting method. On December 31, 1999, approximately $37.7 million of hedged currency exchange losses remained on the balance sheet, and are expected to reduce revenues by the following non-cash currency exchange adjustments.

Year	Amount of revenue reduction (dollars in millions)
2000	$22.5
2001	3.7
Thereafter	11.5
Total	$37.7

In April 1995, we refinanced the majority of our U.S. dollar-denominated long-term debt with U.S. dollar-denominated senior secured notes. In June 1998, we further refinanced a portion of our U.S. dollar-denominated senior secured notes with similar instruments. The revenue streams which had been identified as an effective hedge in connection with scheduled U.S. dollar principal repayments on the old debt continue to constitute an effective hedge against accumulated exchange losses at the time of both refinancings. We believe that such revenue streams will be earned as anticipated in the relevant future periods.

Under U.S. GAAP, any change in the currency fluctuations is immediately recognized in income. The total amount of the above-mentioned non-cash currency adjustments to future revenues has already been charged to income under U.S. GAAP. Accordingly, any reduction in revenues and income of future years resulting from these currency adjustments under Canadian GAAP will be added back in the reconciliation of revenues and income under U.S. GAAP. See Note 22 to the audited Consolidated Financial Statements.

Interest Rates. Our variable-rate debt of US$120 million is subject to fluctuations in Canadian, U.S. and Euro-dollar lending rates. A 1% change in interest rates affects our cash flow by approximately $1.8 million.

Environmental Concerns and Regulations. The forest products industry is subject to evolving environmental legislation, regulations and standards from various levels of governments which impose effluent and emission standards and other requirements on our operations. We estimate net environmental capital expenditures for 2000 will be $1.1 million. Future capital investments may be required to comply with legislation, regulations and standards as they evolve. In addition to regulatory pressure, market pressure may influence product evolution. Our ability to continue to address changing market needs could require additional investments in capital and in product and process development.

Inflation. In recent years, inflation has not had a material effect on our operations.

Year 2000. The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or as some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failures which could affect an entity's ability to conduct normal business operations. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to the efforts of customers, suppliers, or other third parties, have been fully resolved.

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

     Management of Repap Enterprises Inc. and its subsidiaries has developed and maintains accounting systems and internal controls designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that the financial records are reliable for preparing the financial statements.

     The Board of Directors has appointed an Audit Committee, which consists of a majority of independent directors of the Corporation. The Audit Committee meets periodically with the external auditors and management to discuss accounting policies and practices, internal control systems, financial reporting issues, the scope of the annual audit and other matters. This Committee makes recommendations to the Board of Directors concerning management's selection of external auditors. The external auditors have direct access to the Committee to discuss the results of their audit and any recommendations they have for improvements in internal controls, the quality of financial reporting and any other matters of interest. The Committee reviews the Corporation's annual consolidated financial statements before recommending them to the Board of Directors for approval. It also reviews the Form 10-K before it is filed with securities regulators and stock exchanges.

     These consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants, on behalf of the shareholders and their report stating the scope of their audit examination and their opinion on the consolidated financial statements is presented hereafter.

Stephen C. Larson                                                                  Michelle A. Cormier
President and Chief Executive Officer                                      Vice President and Chief Financial Officer
January 27, 2000

Auditors' Report

To The Shareholders of Repap Enterprises Inc.:

     We have audited the consolidated balance sheets of Repap Enterprises Inc. as at December 31, 1999 and 1998 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with accounting principles generally accepted in Canada.

Montreal, Canada
January 27, 2000

Chartered Accountants
     Comments by Auditors for US Readers on Canada-US Reporting Difference

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated January 27, 2000, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Montreal, Canada
January 27, 2000

Chartered Accountants

Consolidated Balance Sheets
(See Note 1)

REPAP ENTERPRISES INC. (INCORPORATED UNDER THE LAWS OF CANADA) AS AT DECEMBER 31 (MILLIONS OF CANADIAN DOLLARS)	NOTES	1999	1998
ASSETS
Current:
Cash and short-term investments		$66.0	$9.4
Accounts receivable	7	70.8	69.4
Inventories	4,7	67.1	66.5
Total current assets		203.9	145.3
Fixed assets, at cost	6,7,15	1,452.2	1,428.2
Less accumulated depreciation		494.7	448.2
Net fixed assets		957.5	980.0
Investments		16.2	16.2
Deferred charges, goodwill and other assets	5	107.6	187.4

		$1,285.2	$1,328.9

Consolidated Balance Sheets
(See Note 1)

REPAP ENTERPRISES INC. (INCORPORATED UNDER THE LAWS OF CANADA) AS AT DECEMBER 31 (MILLIONS OF CANADIAN DOLLARS)	NOTES	1999	1998
LIABILITIES
Current:
Accounts payable and accrued liabilities		$123.7	$117.8
Current portion of long-term debt and repayable grants	7,8	7.0	7.6
Revolving credit facility	7	--	77.6
Total current liabilities		130.7	203.0
Long-term debt	7	1,171.0	1,084.6
Repayable grants and other liabilities	8	16.2	21.0
		1,187.2	1,105.6
CAPITAL SOURCES
Investment tax credits		103.2	108.3
Grants - non-repayable	8	21.7	22.8
		124.9	131.1
Shareholders' Deficiency:
Preferred shares	11	16.0	16.0
Common shares	11	640.6	640.6
Deficit		(829.4)	(782.7)
Other paid-in capital	12	15.2	15.3
		(157.6)	(110.8)

		$1,285.2	$1,328.9

Contingencies	18

See accompanying notes

On behalf of the Board:

                     Stephen C. Larson                       Harold (Hap) S. Stephen
                     Director                                 Director

Consolidated Statements of Operations
(See Note 1)
REPAP ENTERPRISES INC. (INCORPORATED UNDER THE LAWS OF CANADA) FOR THE YEAR ENDED DECEMBER 31 (MILLIONS OF CANADIAN DOLLARS)	NOTES	1999	1998	1997
Revenues from continuing operations	2,17	$645.6	$683.6	$609.9
Effects of currency hedging		5.7	5.7	30.1
Sales deductions		69.9	66.2	59.4
Net sales from continuing operations		570.0	611.7	520.4
Cost of sales excluding depreciation and amortization		412.7	403.1	416.2
Selling, administrative and research expenses		26.8	37.2	51.0
Depreciation and amortization	15	62.2	68.8	57.2
Operating profit (loss)		68.3	102.6	(4.0)
Interest expense	14	115.9	111.5	117.9
Miscellaneous expense (income)		(3.1)	8.1	(1.0)
Unusual items	16	--	46.4	--
Loss before the undernoted		(44.5)	(63.4)	(120.9)
Provision for income taxes	13	2.2	2.1	2.0
Loss from continuing operations		(46.7)	(65.5)	(122.9)
Income from discontinued operations	17	--	17.0	73.8
Net loss		(46.7)	(48.5)	(49.1)
Provision for accretion of other paid-in capital		--	2.9	14.4
Loss attributable to common shareholders		$(46.7)	$(51.4)	$(63.5)
Loss from continuing operations per share
Basic		$(0.06)	$(0.09)	$(0.36)
Adjusted basic		--	--	$(0.17)
Fully diluted		$(0.06)	$(0.09)	$(0.36)

Loss per share
Basic		$(0.06)	$(0.07)	$(0.17)
Adjusted basic		--	--	$(0.07)
Fully diluted		$(0.06)	$(0.07)	$(0.17)

See accompanying notes

Consolidated Statements of Deficit
(See Note 1)
REPAP ENTERPRISES INC. (INCORPORATED UNDER THE LAWS OF CANADA) FOR THE YEAR ENDED DECEMBER 31 (MILLIONS OF CANADIAN DOLLARS)	NOTES	1999	1998	1997
Deficit, beginning of year		$(782.7)	$(745.3)	$(681.8)
Loss attributable to common shareholders		(46.7)	(51.4)	(63.5)
Gain on sale of preferred shares	10,11,17	--	14.0	--
Deficit, end of year		$(829.4)	$(782.7)	$(745.3)

See accompanying notes

Consolidated Statements of Changes in Financial Position
(See Note 1)
REPAP ENTERPRISES INC. (INCORPORATED UNDER THE LAWS OF CANADA) FOR THE YEAR ENDED DECEMBER 31 (MILLIONS OF CANADIAN DOLLARS)	NOTES	1999	1998	1997
Operating activities:
Loss from continuing operations		$(46.7)	$(65.5)	$(122.9)
Add items not affecting cash:
Depreciation and amortization		62.2	68.8	57.2
Effects of currency hedging		5.7	5.7	30.1
Unusual items and other	16	1.0	47.5	0.8
Cash flow before net changes in non-cash working capital		22.2	56.5	(34.8)
Non-cash working capital changes	20	3.9	(3.1)	32.6
Cash provided by (used in) continuing operations		26.1	53.4	(2.2)

Investing activities:
Additions to fixed assets		(25.0)	(19.8)	(15.5)
Deferred charges and other assets		(9.2)	(19.6)	(0.5)
Cash used in investing activities		(34.2)	(39.4)	(16.0)

Financing activities:
Additions to debt		148.8	521.3	63.6
Repayment of debt		(9.3)	(470.2)	(293.7)
Revolving credit facilities, net change		(74.8)	(25.0)	(23.5)
Issue of share capital	11	--	0.2	--
Repayment of convertible debentures	12	--	(75.0)	--
Others		--	(16.2)	--
Cash provided by (used in) financing activities		64.7	(64.9)	(253.6)

Cash provided by discontinued operations	17	--	17.0	291.6

Net increase (decrease) in cash		56.6	(33.9)	19.8
Cash position, beginning of year		9.4	43.3	23.5
Cash position, end of year		$66.0	$9.4	$43.3

Cash position is represented by cash and short-term investments.

		1999	1998	1997
Supplementary items:
Capital lease additions		$4.8	$1.0	$0.7
Conversion of convertible debenture to equity	11	--	--	157.1
Cash paid for income taxes		2.1	2.2	2.2
Cash paid for interest		107.4	126.8	135.4

See accompanying notes

Notes to Consolidated Financial Statements

REPAP ENTERPRISES INC.
DECEMBER 31, 1999
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

As further described under Note 22, the accounting policies followed by the Corporation differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") and the accounting principles and practices required by the United States Securities and Exchange Commission ("SEC").

Note 1     Financial Statement Presentation

Description of business

The Corporation is a North American forest products company with production facilities located in New Brunswick, Canada. It is an integrated producer of high quality coated groundwood paper, northern bleached softwood kraft ("NBSK") pulp and lumber. It manufactures paper products used for magazines, catalogues, newspaper advertising inserts and direct mail advertising materials. The Corporation predominantly markets its paper, pulp and lumber in North America.

It has an annual production capacity for coated groundwood paper of 492,000 tons. The Corporation also has an NBSK facility with an annual capacity of 235,000 tonnes, an integrated groundwood pulp facility with an annual capacity of 123,000 tonnes and lumber operations with an annual capacity of 58 million board feet, which produce dimension lumber products.

Basis of financial statement presentation and going concern assumption

These consolidated financial statements include the accounts of Repap Enterprises Inc. ("Repap" or "the Corporation") and its wholly-owned subsidiaries Repap New Brunswick Inc. ("Repap New Brunswick"), Repap Marketing Inc. ("Repap Marketing") and Blackville Lumber Inc. (a wholly-owned subsidiary of Repap New Brunswick).

These consolidated financial statements also include, presented as discontinued operations, the accounts of Alcell Technologies Inc. ("Alcell"), Alcell Forest Products Inc. ("Alcell Forest Products"), Repap USA Inc. ("Repap USA"), Repap Sales Corporation ("Repap Sales"), Repap Wisconsin, Inc. ("Repap Wisconsin"), Repap Manitoba Inc. ("Repap Manitoba"), and Repap British Columbia Inc. ("Repap British Columbia"). (See Notes 2 and 17).

The consolidated financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles on a going concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

During 1999 and 1998, the Corporation's operations did generate sufficient cash flows ($1.1 million for 1999 and $33.6 million for 1998) to cover operating costs and to fund investments in working capital and additions to fixed assets. During 1997, there was a shortfall of $17.7 million. Also, as at December 31, 1999, the Corporation had a net deficit in shareholders' equity of $157.6 million. During 1999, Repap New Brunswick issued US$100 million, 11.5%, senior secured notes, the proceeds of which were used to repay in full Repap New Brunswick's revolving credit facility and to increase liquidity by approximately US$50 million. Under the terms of these high yield notes, Repap New Brunswick is restricted in its ability to incur additional debt.

The Corporation's ability to continue as a going concern is dependent upon its ability to achieve adequate prices for its products, profitable operations and upon continuing to generate positive cash flow from operations. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Corporation be unable to continue in business.

Note 2     Significant Activities

Financing activities

On May 28, 1999, Repap New Brunswick completed the issue of 11.5% first priority senior secured notes in the aggregate of US$100 million, maturing in June 2004. The notes are collateralized by Repap New Brunswick's inventories and accounts receivable, and secured by the fixed assets of Blackville Lumber Inc. The proceeds of the issue were used to repay in full the operating facility and the swing line facility with the Toronto -Dominion Bank and ABN Amro Bank Canada as well as the term facility with the Toronto-Dominion Bank, and to increase liquidity.

On April 30, 1998, Repap New Brunswick amended its operating credit agreement with The Toronto-Dominion Bank and ABN Amro Bank Canada to provide for an operating facility of $102 million, a swing line facility of $3 million (together the "Base Facility") and a term facility of $15 million (the "Term Facility"). The Base Facility, secured by a first priority claim on receivables and inventories, matured October 31, 1999 and the Term Facility, secured by a second priority claim on receivables and inventories, matured May 22, 1999. During 1998, the Term Facility was reduced from $15 million to $10 million pursuant to terms and conditions under the operating credit agreement.

On May 15, 1998, Repap entered into a Purchase Agreement with Enron Capital and Trade Resources Corp. ("Enron") for the issue of US$45 million, 6% convertible subordinated debentures due 2005. The proceeds of the issue and cash on hand were used to redeem at par $75 million, 9%, Convertible Redeemable Subordinate Debentures due June 1998.

On June 1, 1998, Repap New Brunswick completed the issue of 9% first priority fixed rate senior secured notes in the aggregate amount of US$200 million and closed first priority floating rate senior secured loans in the amount of US$120 million, together maturing June 1, 2004. The net proceeds were used to repay in full the outstanding US$150 million first priority floating rate senior secured notes due 2000 and to repurchase, including premiums, US$149.8 million first priority fixed rate senior secured notes due 2000 (see Note 7).

On August 1, 1997, the Corporation repaid its US$130 million 8.5% convertible debentures through the issuance of 619,023,800 common shares (see Note 11).

On September 30, 1997, the Corporation repaid amounts due under the Standby Loan Agreement and US$64 million to Ferrostaal AG, representing payment in full.

Discontinued operations and related activities

In July 1996, Repap engaged investment advisors to explore strategic alternatives available to Repap in maximizing shareholder value.

On March 3, 1997 the Corporation and other parties entered into a Restructuring and Settlement Agreement (the "Restructuring Agreement"). Pursuant to the Restructuring Agreement, Repap British Columbia and its subsidiaries agreed to seek protection from their creditors by applying for an order staying all of their creditors under the Companies' Creditors Arrangement Act (Canada). An order was granted by the Supreme Court of British Columbia on March 3, 1997. As part of the Restructuring Agreement the lenders to Repap British Columbia were granted an option to acquire all of the shares of Repap British Columbia for a nominal amount. On March 27, 1997, they exercised their right to purchase all of the shares of Repap British Columbia. The sale of the shares of Repap British Columbia resulted in a loss from discontinued operations of $115.2 million for the year ended December 31, 1997. (see Note 17).

On July 18, 1997 a Stock Purchase Agreement was entered into between the Corporation and Tolko Industries Ltd. ("Tolko") for all of the issued and outstanding shares in the capital of Repap Manitoba. This transaction closed on August 8, 1997 and provided $34.5 million of net proceeds which the Corporation applied to reduce its long-term secured indebtedness.

The sale of the shares to Tolko resulted in a loss from discontinued operations of $65.2 million for the year ended December 31, 1997 (see Note 17).

On September 25, 1997, the shareholders of the Corporation passed a resolution approving the sale to Consolidated Papers Inc. ("Consolidated Papers") of all the outstanding shares of Repap USA and all of the Preferred Stock of Repap Wisconsin for net proceeds of US$227 million. The sale of the shares to Consolidated Papers Inc. resulted in a gain from discontinued operations of $217.2 million for the year ended December 31, 1997 (see Note 17).

On February 20, 1998, Repap concluded a Share Purchase Agreement with AV Cell Inc. ("AV Cell"), a joint venture between Tembec Inc. and the Aditya Birla Group of India for the sale of all of the shares of Alcell Forest Products which owned the magnefite pulp mill located in Atholville, New Brunswick.

In conjunction with the sale of Alcell Forest Products, Repap agreed to settle the $37 million secured bank loan of Alcell Forest Products, guaranteed by the Province of New Brunswick with a recourse back to Repap, with a cash payment of $12 million. The balance of $25 million was satisfied with a fifteen year $5 million 6.75% promissory note from Repap to the Province and the transfer of 10,000, $10 million par value Class B shares of AV Cell to be received as part of the purchase price (see Notes 7 and 17).

Note 3     Significant Accounting Policies

(a)     Short-term investments
Short-term investments consist of term deposits with major banks and other financial institutions, with a maturity of less than ninety days.

(b)     Investments
Investments in which the Corporation has significant influence are accounted for on the equity basis. Other investments are accounted for at cost. As at December 31, 1999, none of these investments had a quoted market value.

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

-------------------------------------------------------------------
Buildings	straight-line over 25 to 40 years
Machinery and equipment	straight-line over 20 to 35 years, and unit-of-production over 20 to 35 years' estimated production
Automotive and sawmill equipment	straight-line over 5 to 15 years
Office equipment	straight-line over 5 to 10 years
Roads	straight-line over 10 to 20 years
Crown rights	straight-line over 25 years

-------------------------------------------------------------------

Leases which transfer substantially all of the risks and rewards of ownership are capitalized and are depreciated on the same basis as purchased fixed assets.

(e)     Income taxes and investment tax credits recoverable
Income taxes are accounted for by the deferral method of tax allocation. Investment tax credits are accounted for under the cost reduction method and are recorded as deferred credits. Such credits are recognized in the accounts when earned and when there is reasonable assurance of their realization. They are amortized to income on a basis consistent with the depreciation method used for the related fixed assets. When reasonable assurance of their realization no longer exists, investment tax credits recoverable are charged against the related deferred credits, to the extent such deferred credits are available, with the excess charged to income.

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

Goodwill is amortized using the straight-line method over periods not exceeding 30 years. The Corporation evaluates the carrying value of goodwill for possible impairment on an annual basis. This evaluation considers operating trends and other relevant factors, including net income before interest and cash flows before discounting. Based upon its most recent analysis, the Corporation believes that no impairment of goodwill exists at December 31, 1999.

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

(l)     Financial instruments
The Corporation uses forward contracts to manage exposures to fluctuations in foreign currency exchange rates and the prices of paper, pulp and oil. The Corporation does not hold or issue financial instruments or derivative financial instruments for trading purposes.

Gains and losses on forward contracts for the sale of pulp and paper are reflected in sales revenues when the related production is sold.

(m)     Statement of cash flows
During the year, the Corporation adopted CICA Handbook section 1540 "Statement of Cash Flows". The statement of cash flows for prior years have been restated to give retroactive effect to this pronouncement.

(n)     Stock-based compensation plans
The Corporation has two compensation plans which are described in Note 11. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option canceled is charged to retained earnings.

Note 4     Inventories
DECEMBER 31	1999	1998
Raw Materials	$22.4	$22.8
Work in process	1.0	1.0
Finished goods	16.2	16.8
Supplies	27.5	25.9
	$67.1	$66.5

Raw materials include chemicals, chips and logs used in the production of pulp, paper and lumber. Work in process and finished goods include pulp, paper and lumber.

Note 5     Deferred Charges, Goodwill and Other Assets
DECEMBER 31	1999	1998
Goodwill	$ 29.2	$ 30.3
Deferred:
Foreign exchange loss	122.0	180.2
Financing charges	48.3	51.7
Pension costs and other	17.1	14.1
	216.6	276.3
Less accumulated amortization	(109.0)	(88.9)
	$107.6	$187.4

Note 6     Fixed Assets
DECEMBER 31, 1999	Gross	Accumulated Depreciation	Net
Land	$2.9	$--	$2.9
Buildings	233.8	74.7	159.1
Machinery and equipment	1,187.7	406.1	781.6
Roads	24.4	13.0	11.4
Crown rights	1.5	0.9	0.6
	1,450.3	494.7	955.6
Construction in progress	1.9	--	1.9
	1,452.2	494.7	957.5

DECEMBER 31, 1998	Gross	Accumulated Depreciation	Net

Land	$2.9	$--	$2.9
Buildings	232.2	67.9	164.3
Machinery and equipment	1,155.4	368.0	787.4
Roads	22.7	11.3	11.4
Crown rights	1.6	1.0	0.6
	1,414.8	448.2	966.6
Construction in progress	13.4	--	13.4
	$1,428.2	$448.2	$980.0

Note 7     Long-Term Debt and Revolving Credit Facility
DECEMBER 31	1999 U.S. Dollar Component in U.S. Dollars	Maturity Date	1999	1998
Repap New Brunswick-
First priority senior secured notes, 9.875%	$0.2	2000	$ 0.3	$ 0.3
First priority senior secured loans, LIBOR +3.75%	120.0	2004	173.2	183.7
First priority senior secured notes, 9%	200.0	2004	288.7	306.1
First priority senior secured notes, 11.5%	100.0	2004	144.3	--
Second priority senior secured notes, 10.625%	350.0	2005	505.2	535.7
Revolving credit facility; LIBOR +2.25% CDN prime+3.25%	--	1999	--	77.6
Long-term purchase agreements, 6.60% - 12.9%	2.3	2000-2003	4.6	1.7
			1,116.3	1,105.1

Repap (parent company) -
Promissory note (Note 17)		2013	5.0	5.0
Debt component of 6% convertible debentures (Note 12)	35.9	2005	51.8	53.1
			56.8	58.1
Total debt and revolving credit facility			$1,173.1	$1,163.2

The long-term debt and revolving credit facility are classified on the balance sheet as follows:

DECEMBER 31	1999	1998
Revolving credit facility	$ --	$77.6
Current portion of long term debt	2.1	1.0
Long-term debt	1,171.0	1,084.6
	$1,173.1	$1,163.2

As at December 31, 1999, the Canadian prime, U.S. prime and LIBOR rates were 6.5% (1998: 6.75%), 8.5% (1998: 7.75%) and 6.5% (1998: 5.07%), respectively.

Scheduled principal maturities of long-term debt for the next ten years, are as follows:

2000	$2.1	2005	$557.0
2001	$1.7	2006	$--
2002	$0.9	2007	$--
2003	$0.2	2008	$--
2004	$606.2	thereafter	$5.0

During 1999 and 1998, the Corporation was involved in significant financing and refinancing activities, as described in Note 2.

Repap New Brunswick's debt is collateralized by substantially all of its assets. A significant portion of the Corporation's long-term debt for 1999 and 1998 was denominated in U.S. dollars. At December 31, 1999, the exchange rate was $1.4433 for US$1.00 (1998-$1.5305 for US$1.00).

The debt agreements restrict the incurrence of additional debt, the payment of dividends on and redemption of Repap New Brunswick's capital stock, the redemption of certain of Repap New Brunswick's subordinated obligations, the sale of assets and subsidiaries' stock, certain transactions with affiliates, the creation of liens and sales leaseback transactions. The debt agreements also prohibit certain restrictions on distributions from subsidiaries; restrict Repap New Brunswick from merging; and place certain limitations on asset disposition.

Note 8     Grants

The Corporation has earned grants in respect of eligible expenditures, a portion of which is repayable.

The repayable portion, including consumer price index adjustments, amounted to $15.9 million as at December 31, 1999 (1998 - $22.4 million) and the estimated current portion as at December 31, 1999 was $4.9 million (1998 - $6.6 million). The repayable portion is due at varying dates under varying methods as follows: (i) $4.8 million (1998 - $7.3 million) on a quarterly basis at a rate of 1% of net sales on the A-1 Coated Paper Mill for the immediately preceding quarter; and (ii) $11 million (1998 - $13 million) is repayable in equal monthly installments plus accrued interest at 6.75% (1998 - 6.75%) per annum at the rate of $2 million in 2000, $3 million in 2001 and 2002, with the remaining balance due on December 31, 2002.

In 1988 the Corporation entered into a Contribution Agreement with the Government of Canada and in 1993, Alcell entered into Research and Development Contribution Agreements with the Government of Canada. The combined agreements provided up to $56.6 million in repayable grants in conjunction with the construction of an Alcell plant in New Brunswick.

During 1997, as a result of the Corporation's decision to discontinue the operations of Alcell and as a result of renegotiated agreements with the Government of Canada, the grants of $56.6 million which had previously been recorded in the Corporation's consolidated balance sheet were written off and accounted for as a reduction in the loss from discontinued operations of Alcell for the year ended December 31, 1997 (see Note 17).

Note 9     Investment Tax Credits Recoverable

The Corporation has available investment tax credits of $38.4 million (1998 - $127.8 million), none of which are recognized in the accounts in 1999 (1998: none).

The tax credits are available to reduce income taxes payable in the future years and expire as follows:

2000	18.6
2001	1.0
2002	1.3
2003	4.3
2004	4.3
2005	2.7
2006	1.4
2007	1.3
2008	1.5
2009	2.0
$38.4

In 1998, in accordance with Canadian generally accepted accounting principles, investment tax credits amounting to approximately $35.5 million were credited against the related deferred credits, with no impact on the results of operations during 1998.

Note 10     Non-Controlling Interest (see Note 17)

During 1998, a gain of $14.0 million was credited to the deficit as a result of the sale of the shares of Alcell Forest Products Inc.

Note 11     Share Capital

Authorized-
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

Issued and Outstanding -

DECEMBER 31	1999	1998	1997
Common Shares:
Beginning of year	$640.6	$640.4	$483.3
Shares issued: (1999: 0) (1998: 1,000,000) (1997: 619,023,800)	--	0.2	157.1
End of year:
Shares outstanding: (1999: 743,460,637) (1998: 743,460,637) (1997: 742,460,637)
Total common shares, end of year	$640.6	$640.6	$640.4

DECEMBER 31	1999	1998	1997
Preferred Shares:
Preferred Shares, Series A -
Beginning of year:	$--	$--	$10.0
Redemption and cancellation	--	--	(10.0)
End of year	--	--	--

Preferred Shares, Series C-
Beginning and end of year: (1999, 1998 & 1997: 240,000 shares)	6.0	6.0	6.0
Preferred Shares, Series F-
Beginning and end of year: (1999, 1998 & 1997: 400,000 shares)	10.0	10.0	10.0
Total Preferred Shares, end of year	$16.0	$16.0	$16.0

	1999	1998	1997
Weighted average number of shares (in thousands) used in the calculation of basic loss per share	743,461	742,713	381,222
Basic loss per share	$(0.06)	$(0.07)	$(0.17)
Adjusted basic loss per share	--	--	(0.07)
Fully diluted loss per share	$(0.06)	$(0.07)	$(0.17)

On August 1, 1997, 619,023,800 Common Shares were issued in connection with the conversion of 8.5% US$130 million Convertible Redeemable Subordinate Debentures. During 1998, 1,000,000 Common Shares were issued in connection with the exercise of stock options for cash proceeds of $0.2 million.

During 1999, a contingency arose with respect to the issue of certain options (see Note 18).

The values assigned to the Corporation's shares for accounting purposes differ from the corresponding amounts for legal and income tax purposes.

The Officers and certain employees of the Corporation have options to purchase up to 55.0 million Common Shares in the capital of the Corporation. 965,000 of these options had been issued prior to 1997 and are exercisable at prices in excess of $4.00. During 1997, 61 million were issued at $0.235. During 1998, 2 million options were granted with an exercise price of $0.235 and one million were granted at an exercise price of $0.335. During 1999, 9 million options were granted with an exercise price of $0.09 which are exercisable as to 20% immediately and 20% on each of the first, second, third and fourth anniversary's of the date of the grant. 23 million of the options granted in 1997 and 1998 to "non-insiders" were repriced in January 1999 to $0.08. All options granted in 1997 and 1998 are now fully vested and may be exercised immediately.

Changes in shares under option are summarized as follows:

	1999	1998	1997
	(In Thousands of Shares)
Outstanding - beginning of year	64,740	63,165	6,656
Granted	9,000	3,000	61,000
Exercised	--	(1,000)	--
Expired or cancelled	(18,776)	(425)	(4,491)
Outstanding - end of year	54,964	64,740	63,165
Shares under exercisable options -end of year	54,964	64,740	63,165

See Note 12 for details of the conversion option for convertible debentures.

Note 12     Convertible Debentures
DECEMBER 31	1999	1998
6% Convertible Subordinated Debentures due 2005 (US$45 million)	$67.0	$68.3
Total convertible debentures are classified on the balance sheet as follows:
Long-term debt (Note 7)	51.8	53.1
Other paid-in capital	15.2	15.2
Total	$67.0	$68.3

The 6% Convertible Subordinated Debentures mature June 30, 2005. They are convertible into common shares at the option of the holder on the business day prior to maturity at US$0.35 per share.

Note 13     Income Taxes

The following summarizes the Corporation's income tax provisions on earnings of its continuing operations:

YEARS ENDED DECEMBER 31	1999	1998	1997
Loss from continuing operations before income taxes	$(44.5)	$(63.4)	$(120.9)
Income taxes: Current	2.2	2.1	2.0
Loss from continuing operations	$(46.7)	$(65.5)	$(122.9)

The Corporation's effective income tax rates are as follows:

YEARS ENDED DECEMBER 31	1999	1998	1997
Federal income tax rates	37.5%	38.0%	37.5%
Provincial income tax rates	5.8	6.1	6.1
Unrecognized income tax benefit on losses	(38.5)	(37.5)	(38.5)
Other	(9.7)	(9.8)	(6.6)
	(4.9%)	(3.2%)	(1.5%)

The Corporation and its continuing subsidiaries have incurred $461.5 million of accounting losses (1998: $484.8 million) on which income tax benefits of approximately $197.1 million (1998: $208.5 million) have not been recognized in the accounts.

The Corporation and its continuing subsidiaries have available net operating loss carryforwards for income tax purposes of approximately $224.0 million and investment tax credits of approximately $38.4 million. These potential deferred income tax benefits are available to be carried forward and applied against income tax in future years and expire between 2000 and 2009.

Also, the Corporation and its continuing subsidiaries have available capital loss carryforwards for income tax purposes of approximately $192.4 million on which income tax benefits have not been recognized in the accounts.

Note 14     Interest Expense

Interest expense comprises the following:

YEARS ENDED DECEMBER 31	1999	1998	1997
Interest on short-term borrowings	$0.6	$0.8	$2.1
Interest on long-term debt and convertible debentures	116.8	110.7	115.8
Interest income	(1.5)	--	--
	$115.9	$111.5	$117.9

Note 15     Depreciation and Amortization
YEARS ENDED DECEMBER 31	1999	1998	1997
Depreciation and amortization expense comprises the following:
Depreciation of fixed assets	$52.3	$49.7	$48.5
Amortization of other assets	16.1	24.8	19.5
Amortization of investment tax credits	(5.1)	(4.7)	(9.8)
Amortization of non-repayable government grants	(1.1)	(1.0)	(1.0)
	$62.2	$68.8	$57.2

Note 16     Unusual Items

During 1998, $46.4 million was charged to operating results in connection with the issue by Repap New Brunswick of senior secured notes and loans in the aggregate amount of US$320 million. Charges to Unusual Items included deferred foreign exchange losses, deferred financing costs and early redemption premiums related to the indebtedness repaid from proceeds.

Note 17     Discontinued Operations (see Note 2)

a)     Alcell:
In March 1996, the magnesium-bisulphite pulp mill in Atholville and the ALCELL® demonstration facility in Miramichi, New Brunswick were shut down indefinitely due to market conditions. In March 1997, management determined that the m agnesium-bisulphite pulp mill in Atholville and Alcell would be put up for sale. The Corporation has been unable to sell Alcell and efforts to do so have ceased.

The results of Alcell have been reported separately as part of amounts under the caption "Income from discontinued operations" in the statement of operations. The results are summarized as follows:

YEARS ENDED DECEMBER 31	1998	1997
Revenues	$--	$0.1
Loss from operations before income taxes and gain on settlement of government grant	(1.5)	(15.2)
Gain on settlement of government grant (Note 8)	--	56.6
Gain on disposition of Alcell Forest Products	20.0	--
Provision for income taxes	--	0.1
Income from operations before the following	18.5	41.3
Provision for future losses	(1.5)	(4.3)
Income from discontinued operations	$17.0	$37.0

There were no results for Alcell in 1999.

In December 1996, a provision of $305.5 million was recorded against income on the ALCELL® assets as their recovery could no longer be regarded as assured considering the lack of adequate resources available or expected to be available to complete the commercialization of the ALCELL® technology.

The assets and liabilities of Alcell included in the consolidated balance sheets are as follows:

DECEMBER 31	1999	1998
Assets
Cash	$0.1	$ --
Working capital assets	0.1	0.1
Total assets	0.2	0.1
Liabilities and capital sources
Working capital liabilities	1.9	1.7
Total liabilities and capital sources	1.9	1.7
Net liabilities	$(1.7)	$(1.6)

On February 20, 1998 the Corporation concluded a Share Purchase Agreement with AV Cell Inc. ("AV Cell"), a non-related party, for the sale to AV Cell of all the shares of Alcell Forest Products, which owned the magnefite mill, located in Atholville, New Brunswick. In conjunction with the sale of Alcell Forest Products, the Corporation agreed to settle the $37.0 million secured bank loan of Alcell Forest Products guaranteed by the Province of New Brunswick with a recourse back to the Corporation with a cash payment of $12.0 million. The balance of $25.0 million was paid to the lender by the Province of New Brunswick under its guarantee. The $25.0 million which was then due to the Province of New Brunswick by the Corporation under its guarantee was satisfied with a fifteen year $5.0 million, 6.75% promissory note (the "Note") from the Corporation to the Province of New Brunswick and the transfer of the 10,000 $10.0 million par value class B Preferred Shares (the "Shares") of AV Cell received for the sale of Alcell Forest Products. Accordingly, the Corporation recorded a $20.0 million gain on the settlement of this debt and related government assistance, which has been reflected in income from discontinued operations. In addition, expenses related to Alcell Technologies totaled approximately $3.0 million in 1998 and were reflected in income from discontinued operations. In management's opinion, it is unlikely that material amounts will be required to be paid under the contingent interest, dividend, and share repurchase agreements described below.

The Note is repayable in 2013. Early repayments of one tenth of the principal amount of the notes are required in years following the tenth anniversary of the note in which year the average Northern Bleached Softwood Kraft pulp ("NBSK") price is equal to or in excess of US$900 per metric ton during the four consecutive calendar quarters in that year. Interest on the Note shall accrue and be payable only in calendar quarters in which the average NBSK price for the two previous consecutive quarters is in excess of the US$750 per metric ton.

The Shares carry a non-cumulative quarterly dividend at a rate of up to 1.6875% payable by AV Cell only if the price of the NBSK pulp is at or above US$900 per metric ton for three consecutive quarters. The Shares are redeemable at par by AV Cell at any time and there is a retraction privilege exercisable by the Province of New Brunswick on the fifteenth anniversary. The redemption or retraction can be paid in either cash or AV Cell Common shares, at the lower of book or market value. The Corporation is obliged to make payments to the Province of New Brunswick equal to the quarterly dividend otherwise due on the Shares provided that the average NBSK price is greater than US$750 per metric ton for the two previous consecutive quarters and less than US$900 per metric ton for the three previous consecutive quarters in constant dollar terms.

The Corporation will purchase from the Government of New Brunswick 1,000 shares for $1,000 in each of the years following the tenth anniversary but prior to the fifteenth anniversary for each of the years in which the average NBSK price is equal to or greater than US$900 per metric ton for each of the calendar quarters in constant dollar terms in that year less the amount of Shares redeemed by AV Cell in that year.

b)     Repap British Columbia
As described in Note 2, on March 3, 1997, Repap British Columbia entered into a restructuring and settlement agreement with its secured lenders. On March 27, 1997, the Westcoast Lenders exercised their right to purchase all of the shares of Repap British Columbia for a nominal amount. The results of Repap British Columbia as well as the loss on disposal have been reported separately as part of amounts under the caption "Income from discontinued operations" in the statement of operations. The results and loss on disposition are summarized as follows:

YEAR ENDED DECEMBER 311997
Revenues	$71.6
Loss from operations before income taxes	(28.0)
Recovery of income taxes	(0.1)
Loss from operations	(27.9)
Loss on disposition of discontinued operations	(87.3)
Loss from discontinued operations	$(115.2)

c)     Repap Manitoba
On July 18, 1997, a Stock Purchase Agreement was entered into between the Corporation and Tolko for all of the issued and outstanding shares in the capital of Repap Manitoba of net proceeds of $34.5 million.

The results of Repap Manitoba as well as the loss on disposal have been reported separately as part of amounts under the caption "Income from discontinued operations" in the statement of operations. The results and loss on disposition are summarized as follows:

YEAR ENDED DECEMBER 31	1997
Revenues	96.0
Earnings before income taxes	6.0
Provision for income taxes	0.2
Income from operations	5.8
Loss on disposition of discontinued operations	(71.0)
Loss from discontinued operations	$(65.2)

d)     Repap USA:
On September 25, 1997, shareholders of Repap passed a resolution approving the sale to Consolidated Papers, of all the outstanding shares of Repap USA and all of the Preferred Stock of Repap Wisconsin exclusive of certain assets of Repap USA. This transaction closed on September 30, 1997 and provided US$227 million of net proceeds.

The results of Repap Wisconsin as well as the gain on disposal have been reported separately as part of amounts under the caption "Income from discontinued operations" in the statement of operations. The results and gain on disposition are summarized as follows:

YEAR ENDED DECEMBER 31	1997
Revenues	$513.3
Earnings before income taxes	8.2
Provision for income taxes	1.0
Income from operations	7.2
Gain on disposition of discontinued operations	210.0
Income from discontinued operations	$217.2

Note 18     Contingencies

Mr. F. Steven Berg served as Chairman of the Board of Directors from January 27, 1999 to August 16, 1999 when he was replaced by the current Chairman. The legality of an employment agreement that purported to set the terms of Mr. Berg's employment and that was executed on March 23, 1999 is being challenged. The initial term of Mr. Berg's challenged employment agreement was five years from January 27, 1999, subject to earlier termination upon the occurrence of certain events. Under the challenged employment agreement, Mr. Berg would have been entitled to receive an annual base salary of no less than US$420,000, an annual cash bonus based on increases in the Corporation's market capitalization (based on a percentage of such increase above target amounts but exclusive of issuances of Common Shares in exchange for outstanding debt and issuances of Common Shares upon conversion of convertible preferred shares issued in exchange for outstanding debt), certain perquisites that include participation in all executive-level benefit plans, compensation arrangements and fringe benefits including, for example, pension benefits, supplementary pension (including immediate crediting of eight years of past service), health and welfare benefits, an automobile, six weeks of vacation per year, life insurance equal to at least two-and-one-half times his base salary and long-term disability coverage at least equal to his base salary.

The challenged employment agreement authorizes the grant of an option to purchase 75 million Common Shares of the Corporation at US$0.05 per share and a signing bonus of US$1.25 million payable in Common Shares. The shares which are the subject of the option have not been authorized for issuance by regulatory authorities. The signing bonus has not been paid.

Under certain circumstances, Mr. Berg would have been entitled to compensation if terminated or if a change in control occurred during the term of his employment contract. In June 1999, certain major shareholders of the Corporation expressed concern over Mr. Berg's employment contract and proceeded to replace a majority of the Board of Directors. In August 1999, Mr. Berg was not re-elected by the shareholders to the Board of Directors. Mr. Berg subsequently made demands on Repap that it honor the terms of his employment contract.

On June 16, 1999, Mr. Berg filed a summons with the Supreme Court of the State of New York in the County of New York seeking a declaratory judgement that his challenged employment agreement is a valid and binding corporate obligation of the Corporation. The Corporation intends to vigorously defend this action. Based on information presently available, the outcome of this claim is not determinable and, as such, no reserve has been recorded in the accounts of the Corporation.

The Corporation is also involved in various other cases of litigation. Management is of the opinion, based on information presently available to it, that the eventual outcome of these other matters will not have a material adverse effect on the Corporation.

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or as some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failures which could effect an entity's ability to conduct normal business operations. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to the efforts of customers, suppliers, or other third parties, have been fully resolved.

Note 19     Segment Information: Product Segmentation from Continuing Operations

The Corporation has three reportable segments: paper, pulp and lumber. The paper segment derives its revenues from the sale of coated groundwood paper. The Corporation typically produces lighter basis weights comprising grades No. 4 and 5 which are used in high circulation magazines, catalogues, newspaper advertising inserts and direct mail advertising materials. The pulp segment derives its revenues from the sale of northern bleached softwood kraft pulp which is used in the production of tissue, specialty papers, as well as printing and writing papers. The lumber segment produces construction-grade lumber such as 2"x4"s.

Measurement of Segment Operating Profit before Depreciation and Amortization and Segment Assets

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The only intersegment transaction is the transfer of pulp from the kraft and groundwood mills to the paper mill. This transfer is done at cost, therefore not requiring the elimination of intersegment profit on such transfers.

Information about Segment Operating Profit before Depreciation and Amortization and Segment Assets:

For the Year Ended and As at December 31, 1999	Paper	Pulp	Lumber	Segment Totals
Net sales before intersegment transfers	$495.5	$181.9	$20.1	$697.5
Intersegment transfers	--	(121.8)	--	(121.8)
Net sales	495.5	60.1	20.1	575.7
Operating profit before depreciation and amortization	124.1	9.7	2.4	136.2
Amortization of capital assets and goodwill	28.7	15.3	0.7	44.7
Segment assets	736.9	259.1	8.8	1,004.8
Additions to capital assets	17.6	12.0	0.2	29.8
For the Year Ended and As at December 31, 1998	Paper	Pulp	Lumber	Segment Totals
Net sales before intersegment transfers	$542.0	$176.9	$20.8	$739.7
Intersegment transfers	--	(122.3)	--	(122.3)
Net sales	542.0	54.6	20.8	617.4
Operating profit before depreciation and amortization	171.0	9.6	2.5	183.1
Amortization of capital assets and goodwill	27.4	14.8	0.7	42.9
Segment assets	763.3	262.3	10.2	1,035.8
Additions to capital assets	4.2	14.3	0.2	18.7

For the Year Ended and As at December 31, 1997Net sales before intersegment transfers	$452.5	$192.0	$25.5	$670.0
Intersegment transfers	--	(119.5)	--	(119.5)
Net sales	452.5	72.5	25.5	550.5
Operating profit before depreciation and amortization	82.7	14.5	7.1	104.3
Amortization of capital assets and goodwill	27.5	13.2	0.5	41.2
Segment assets	806.9	272.8	10.3	1,090.0
Additions to capital assets	6.9	7.9	0.7	15.5

Reconciliations of Reportable Segment Sales, Operating Profit before Depreciation and Amortization and Segment Assets
Years Ended December 31	1999	1998	1997
Net sales	$575.7	$617.4	$550.5
Effects of non-cash currency hedging	(5.7)	(5.7)	(30.1)
Consolidated net sales	$570.0	$611.7	$520.4

Operating profit before depreciation and amortization and non-cash currency hedging	$136.2	$183.1	$104.3
Effects of non-cash currency hedging	(5.7)	(5.7)	(30.1)
Unallocated administrative expenses	--	(6.0)	(21.0)
Consolidated operating profit before depreciation and amortization	$130.5	$171.4	$53.2
Assets	1999	1998
Total assets for reportable segments	$1,004.8	$1,035.8
Unallocated amounts:
Cash and short-term investments	66.0	9.4
Accounts receivable	68.3	67.6
Inventories	0.1	0.1
Prepaid expenses	1.0	0.3
Investments	16.2	16.2
Deferred charges, goodwill and other assets	107.6	187.4
Fixed assets, net	21.2	12.1
Total assets	$1,285.2	$1,328.9

Other Significant Items	1999	1998	1997
Total amortization of capital assets and goodwill for reportable segments	$44.7	$42.9	$41.2
Adjustments for unallocated items:
Amortization of other assets	16.1	24.8	15.2
Amortization of unallocated fixed assets	1.4	1.1	0.8
Total depreciation and amortization	$62.2	$68.8	$57.2

Total expenditures for additions to capital assets for reportable segments	$29.8	$18.7	$15.5
Unallocated capital asset additions related to office and administrative building and equipment	--	2.1	0.7
Total capital expenditures	$29.8	$20.8	$16.2

Geographic Segmentation	Net Sales			Capital Assets and Goodwill
	1999	1998	1997	1999	1998
Canada	$63.6	$ 87.6	$110.6	$974.6	$998.4
United States	488.2	506.1	375.6	--	--
Europe	7.3	4.7	11.9	--	--
Other	10.9	13.3	22.3	--	--
	$570.0	$611.7	$520.4	$974.6	$998.4

Information about Major Customers
Sales to one customer of the Corporation's coated groundwood paper represents approximately $123.8 million of the Corporation's total net sales for the year ended December 31, 1999. (1998 - $126.5 million, 1997 - $84.7 million)

Note 20     Net Changes in Non-Cash Working Capital
YEARS ENDED DECEMBER 31	1999	1998	1997
Decrease (increase) in accounts receivable	$(1.4)	$9.5	$34.8
Decrease (increase) in inventories	(0.6)	(0.9)	30.0
Increase (decrease) in accounts payable and accrued liabilities	5.9	(11.7)	(32.2)
	$3.9	$(3.1)	$32.6

Note 21      Pension Plans

The Corporation maintains defined benefit final average pension plans which cover certain of its employees. The periodic cost of pension benefits is determined using the projected benefit method prorated on services.

Pursuant to certain collective agreements, the Corporation also contributes to pension plans for the benefit of some of its employees. These pension plans are administered by the Corporation or jointly with labor unions of which certain of its employees are members, through representative boards of trustees. At December 31, 1999, the Corporation maintains defined contribution plans which cover certain of its employees.

Net periodic pension expense from operations for plans in 1999, 1998 and 1997 are included in the following components:

	1999	1998	1997
Current service cost	$4.0	$3.2	$5.4
Interest cost on projected benefit obligation	12.1	10.1	13.9
Actual return on plan assets	(11.2)	(10.3)	(13.6)
Net amortization and deferral	3.7	2.5	2.8
Net periodic pension expense	$8.6	$5.5	$8.5

The assumptions used in the majority of the Corporation's plans at December 31, 1999, 1998 and 1997 were as follows:

	1999	1998	1997
Weighted average discount rate	7.50%	7.55%	8.50%
Expected long-term rate of return on assets	8.50%	8.50%	8.50%
Expected long-term rate of increase in wages	4.00%	4.00%	4.00%

The following table sets forth the funded status for the Corporation's defined benefit plans at December 31, 1999 and 1998:

	DECEMBER 31, 1999		DECEMBER 31, 1998
	Plans where Assets Exceed Accumulated Benefits	Plans where Accumulated Benefits Exceed Assets	Plans where Assets Exceed Accumulated Benefits	Plans where Accumulated Benefits Exceed Assets
Actuarial present value of:
Vested and non-vested benefit obligation	$(137.8)	$(17.2)	$(59.8)	$(66.2)
Additional benefits based on wage projection	(14.6)	(1.2)	(4.5)	(11.0)
Projected benefit obligation	(152.4)	(18.4)	(64.3)	(77.2)
Plan assets at fair market value (primarily listed stocks and bonds)	152.4	--	66.5	48.6
Plan assets in excess of (less than) projected benefit obligation	--	(18.4)	2.2	(28.6)
Unrecognized net liability (asset)at transition	(0.2)	4.7	(1.3)	6.9
Unrecognized net (gain) loss	(8.0)	1.2	3.3	13.3
Unrecognized prior service cost	26.5	--	3.8	6.5
Pension asset (liability) included in the consolidated balance sheets	$18.3	$(12.5)	$8.0	$(1.9)

Note 22     Generally Accepted Accounting Principles in the United States

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The following summary sets out the material adjustments to the Corporation's reported net loss which would be made in order to conform with U.S. GAAP and the accounting principles and practices required by the SEC.

YEARS ENDED DECEMBER 31	1999	1998	1997
Earnings adjustments:
Loss from continuing operations before provision for accretion of paid-in capital in accordance with Canadian GAAP	$(46.7)	$(65.5)	$(122.9)
Adjustments (net of applicable income taxes):
Unusual item (1)	--	46.4	--
Unrealized gain (loss) on translation of long-term debt (2)	76.9	(58.6)	(32.9)
Reversal of revenue stream hedge (2)	5.7	5.7	30.1
Amortization of investment tax credits (3)	1.3	1.3	(5.1)
Interest income (expense) (4)	1.7	(2.1)	(14.4)
Gain (loss) on foreign exchange forward contracts (5)	2.1	(2.1)	--
Pension expense adjustments (10)	(2.3)	--	--
Other (4)	(0.7)	(0.2)	--
Income (loss) from continuing operations before extraordinary items and change in accounting principle in accordance with U.S. GAAP	38.0	(75.1)	(145.2)
Extraordinary items, net of related income taxes (1)	--	(23.8)	--
Effects of change in accounting principle (7)	(4.9)	--	--
Income from discontinued operations in accordance with U.S. GAAP (6)	--	0.2	162.3
Net income (loss) in accordance with U.S. GAAP	33.1	(98.7)	17.1
Foreign currency translation adjustments	--	0.2	7.4
Additional minimum pension liability (11)	11.8	(20.2)	--
Comprehensive income (loss) in accordance with U.S. GAAP	$44.9	$(118.7)	$24.5

Basic earnings (loss) from continuing operations per share:
Before extraordinary items and change in accounting principle	$0.05	$(0.10)	$(0.38)
After extraordinary items and change in accounting principle	$0.04	$(0.13)	$(0.38)
Diluted earnings (loss) per share	$0.04	$(0.13)	$(0.38)
Basic earnings (loss) per share:
Before extraordinary items and change in accounting principle	$0.05	$(0.10)	$(0.04)
After extraordinary items and change in accounting principle	$0.04	$(0.13)	$(0.04)
Diluted earnings (loss) per share	$0.04	$(0.13)	$(0.04)

The following sets out the material differences between the Corporation's balance sheet components in accordance with Canadian GAAP and U.S. GAAP:

	1999		1998
In accordance with GAAP in	Canada	U.S.	Canada	U.S.
Balance sheet components:
Net fixed assets (7)	957.5	952.0	980.0	980.0
Deferred charges, goodwill and other assets (2, 4, 10)	107.6	89.6	187.4	64.2
Accounts payable (4, 7)	123.7	158.9	117.8	119.9
Long-term debt (4)	1,119.2	1,119.2	1,031.5	1,031.5
Repayable grants and other liabilities (6)	16.2	33.1	21.0	58.0
Investment tax credits (3)	103.2	134.2	108.3	140.6
Convertible debentures (4)	51.8	64.9	53.1	69.7
Other paid-in capital (4)	15.2	--	15.2	--
Other accumulated comprehensive income (10)	--	(8.4)	--	(20.0)
Shareholders' deficiency	(157.6)	(277.3)	(110.8)	(322.2)

(1)  Under Canadian GAAP, the Corporation expensed the unamortized balances of deferred financing fees and deferred foreign exchange losses as well as certain fees for early repayment of long-term debt, all of which were related to the refinanced US$150 million first priority senior secured notes, LIBOR +3.25% and the US$149.8 million first priority senior secured notes, 9.875%. Under U.S. GAAP the deferred foreign exchange losses were expensed in prior periods, whereas the deferred financing fees and any fees for early repayment are presented as extraordinary items.

(2)  Unrealized gains and losses arising from the translation of foreign monetary assets or liabilities with terms in excess of one year are deferred and amortized over the remaining life of the related debt. Where future revenue streams have been designated as an effective hedge against exchange losses, such losses are deferred without amortization until principal repayments fall due. U.S. GAAP permits neither revenue-stream hedging nor the amortization of foreign exchange gains and losses. Under U.S. GAAP, such gains and losses would be included in income as they arise.

(3)  Under Canadian GAAP, the Corporation may continue to recognize earned investment tax credits in situations where investment tax credits recoverable exceed deferred income tax credits when there is reasonable assurance of their realization. U.S. GAAP does not permit the recognition of these investment tax credits unless certain limitations to their recognition are removed.

(4)  Under Canadian GAAP, the liability and equity components of compound financial instruments, such as the Corporations' convertible debentures are included in long-term debt, and shareholders' deficiency respectively and interest costs pertaining to the equity component are accreted directly to long-term debt. Similarly, deferred financing fees related to convertible debentures are allocated to both the debt and equity components, the portion related to the debt component is included in deferred charges, and the remainder is netted against the equity component of the convertible debenture without being amortized. Under U.S. GAAP, the convertible debentures are presented outside shareholders' deficiency, all interest costs are charged to operations, and all deferred financing fees are included in deferred charges and amortized over the term to maturity.

(5)  Under Canadian GAAP, foreign exchange forward contracts can be designed as a hedge of future revenue streams, with the resulting gains and losses on the contracts only charged against operations when the contracts are executed in future periods. U.S. GAAP does not permit revenue-stream hedging and requires such contracts to be specifically designated as hedges of committed future sales in order to qualify for the deferral of unrealized foreign exchange gains and losses. Unrealized gains and losses on all contracts not specifically designated are charged against operations in the current period.

(6)  Under U.S. GAAP, amounts that remain contingently payable to the Province of New Brunswick as described in Note 17 should continue to be recorded as liabilities until the related contingencies are resolved. As a result, under U.S. GAAP, the gain on the settlement of debt included in discontinued operations in 1997 is restricted to the amount by which the carrying value of the debt, exceeds the total amount contingently payable.

(7)  The AICPA issued Statement of Position 98-5 which requires that the cost of start-up activities be expensed as incurred. This SOP is effective for entities with fiscal years beginning after December 15, 1998. The unamortized balance of start-up costs of approximately $5.3 million as at December 31, 1998, which were previously included in fixed assets, were written off as a cumulative effect of an accounting change as of January 1, 1999. The initial application of this SOP has been reported as a cumulative effect of a change in accounting principle. For the year ended December 31, 1999, the Company incurred start-up costs of $0.6 million which were capitalized under Canadian GAAP.

(8)  Under U.S. GAAP, the Corporation is required to account for deferred income taxes using the liability method whereby deferred tax assets and liabilities are measured at currently enacted tax rates and valuation allowances are required when it is more likely than not that portions of the deferred tax assets will not be realized.

The components of the Corporation's deferred tax assets (liabilities), including the valuation allowance, comprise the following:

	1999	1998
Differences between net book value of assets and liabilities for accounting and income tax purposes	$19.0	$1.1
Net operating losses	99.2	114.2
Net capital losses	81.9	81.9
Net other	(2.5)	30.1
Investment tax credits	38.4	127.5
	236.0	354.8
Valuation allowance	(236.0)	(354.8)
	$--	$--

During 1999, the valuation allowance decreased by $118.8 million.

(9)  Under Canadian GAAP, distribution costs, which include freight, commissions and discounts, are deducted from revenues in arriving at net sales. Under U.S. GAAP, commission and freight expenses should not be presented as deductions from sales but rather should be treated as expenses. If this presentation had been adopted, net sales and operating expenses would have increased by $56.5 million in 1999, $52.7 million in 1998, and $49.1 million in 1997. This difference in presentation would have had no effect on operating profit (loss) and net income (loss).

(10)  Under U.S. GAAP the Corporation is required to present the changes in both the fair value of pension plan assets and the projected benefit obligation during the year.

	1999	1998
Fair value of pension plan asset
Balance, beginning of year	$115.1	$117.2
Actual return (loss) on plan assets	30.7	(3.2)
Contributions	11.0	6.0
Benefit payments	(4.5)	(4.9)
Balance, end of year	$152.3	$115.1

Projected benefit obligation
Balance, beginning of year	$162.7	$144.6
Benefit payments	(4.5)	(5.8)
Service and interest costs	20.0	16.0
Assumption changes	--	8.6
Liability (gain) loss	1.6	(0.7)
Amendment	22.0	--
Balance, end of year	201.8	162.7
Less: Projected salary increase	18.9	18.1
Accumulated benefit obligation, end of year	$182.9	$144.6

Under U.S. GAAP, the Company is required to use the rate at which the pension benefit could be effectively settled at the financial statement date to calculate the discounted value of projected pension benefits. Under Canadian GAAP, the Company is required to use a discount rate which reflects management's best estimate of the effect of future events on the actuarial present value of accrued pension benefits. Under U.S. GAAP, the discount rate used would have been 6.25% in 1999, 6.25% in 1998 and 6.8% in 1997. As a result, pension expense differs for U.S. GAAP purposes.

Under U.S. GAAP, when the accumulated benefit obligation exceeds the fair value of plan assets, an additional minimum liability is recognized through comprehensive income.

Accounting for Stock-Based Compensation

Under U.S. GAAP, the Corporation accounts for compensation expense associated with stock options in accordance with Accounting Principles Board Opinion No. 25. "Accounting for Stock issued to Employees". In accordance with both Canadian GAAP and U.S. GAAP, the Corporation has not recognized compensation expense for stock option grants in the statements of operations as the market price of the underlying stock on the grant dates did not exceed the exercise price of the options granted.

Pro forma information regarding net income (loss) and earnings (loss) per share is required by FASB Statement 123, "Accounting for Stock-based Compensation" and has been determined as if the Corporation had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

For the year ended December 31	1999
Risk-free interest rate	6.5%
Dividend yield	0.0%
Volatility factors of expected market price of company's shares	0.739
Weighted average expected life of the options	1 year

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense over the options' vesting period. The pro forma impact of FASB Statement 123 on the Company's U.S. GAAP net income and basic earnings per share would be as follows:

For the year ended December 31	1999
Net income as reported	33.1
Pro forma stock compensation expense	(2.1)
Pro forma net income	31.0
Basic earnings per share As reported Pro forma	0.04 0.04

For the years ended December 31, 1998 and 1997, the Corporation's net loss and loss per share would not have been significantly different from amounts reported using APB 25.

New Accounting Pronouncements Under U.S. GAAP

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" requires all derivatives to be recorded on the balance sheet at fair value and provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Corporation has not yet determined the impact, if any, on its consolidated financial statements. The adoption of this statement is not expected to change the Corporation's business practices. As required, the Corporation plans to adopt this statement upon its applicable effective date in fiscal 2001.

Note 23     Financial Instruments

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

Short-term financial assets and liabilities are valued at their carrying amounts as presented in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

Year-end quoted market prices for the Corporation's long-term debt and convertible debentures are used to estimate the fair values presented below. Year-end spot prices are used to value foreign currency forward contracts and commodity forward contracts.

	December 31, 1999		December 31, 1998
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Commodity forward contracts	--	(5.3)	--	4.7
Financial Liabilities
Convertible debentures	67.0	33.5	68.3	68.3
Long-term debt	1,111.3	1,066.7	1,025.8	817.9
Foreign currency forward contracts	--	--	--	5.7

Credit risk
Sales to one customer, in which the Corporation has an investment in preferred stock, were 26% of net sales during 1999, 21% of net sales during 1998, and 16% of net sales during 1997. Accounts receivable from this customer were $11.2 million at December 31, 1999 and $14.0 million at December 31, 1998.

The Corporation is exposed to credit risk in the event of non-performance by counter parties in connection with its commodity forward contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by only dealing with financially sound counter parties, and accordingly does not anticipate losses from non-performance.

Currency risk from continuing operations

A significant proportion of the Corporation's products are sold in the United States in U.S. dollars, while a large proportion of the Corporation's costs are incurred in Canadian dollars. As a result, the profitability and cash flow of the Corporation are affected by exchange rate fluctuations.

Prior to May 1999, the Corporation had foreign exchange contracts in effect to hedge expected future revenues denominated in U.S. dollars.

The Corporation was exposed to credit risk in the event of non-performance by counter parties in connection with its currency forward contracts.

Subsequent to May 1999, the Corporation no longer has such currency contracts in place and is therefore exposed to fluctuations in the Canadian to U.S. dollar exchange rate.

The table below summarizes the contractual amounts of the Corporation's foreign exchange forward contracts with one major Canadian financial institution at December 31.

	1999			1998
	Nominal amount in foreign currency	Forward contracts $	Unrealized gain (loss) $	Nominal amount in foreign currency	Forward contracts $	Unrealized gain (loss) $
Currency:
U.S.Dollars	$ --	$ --	$ --	$110.0	$162.9	$(5.7)

Price risk
A significant portion of the Corporation's revenues are generated from the sale of high-quality coated groundwood paper and northern bleached softwood kraft pulp. The Corporation also consumes a significant amount of oil in all aspects of the production of coated paper, kraft pulp and lumber. As a result, the profitability and cash flow of the Corporation are affected by market price fluctuations for these commodities.

During 1998 and 1999 the Corporation entered into forward contracts for the sale of a portion of both coated paper and kraft pulp, as well as forward contracts for the purchase of 3% high sulphur oil for a period of approximately one to five years from December 31, 1999 in order to protect against fluctuating market prices. These contracts guarantee the Corporation a fixed price for equal monthly transactions of the nominal amount over the periods of the contracts. For the year ended December 31, 1999, the net gain on these contracts to the Corporation was approximately $3.6 million. In addition, the net unrealized loss on these forward contracts amounted to a loss of $5.3 million.

Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting gains on price increases. Forward purchase contracts establish a price for future purchases at the time that they are entered into, thereby limiting the risk of increasing prices but also limiting gains on price decreases.

The actual gain or loss to be realized on commodity hedging contracts will be determined by the spot price as the contracts mature.

Note 24     Comparative Figures

Certain of the comparative figures have been reclassified to conform to the presentation adopted for the current year.

Summary of Selected Financial Data (1)
REPAP ENTERPRISES INC. MILLIONS OF CANADIAN DOLLARS EXCEPT PER SHARE DATA AND VOTING SHARES	1999	1998	1997	1996	1995
Operating Data
Revenues from continuing operations	$645.6	$683.6	$609.9	$564.0	$724.3
Net sales from continuing operations	570.0	611.7	520.4	485.1	657.3
Operating profit (loss)	68.3	102.6	(4.0)	41.6	186.3
Interest expense	115.9	111.5	117.9	113.0	108.2
Unusual items(2)	--	46.4	--	--	41.7
Income (loss) from continuing operations	(46.7)	(65.5)	(122.9)	(74.8)	39.3
Income (loss) from discontinued operations	--	17.0	73.8	(398.2)	121.9
Net income (loss) attributable to common shareholders	(46.7)	(51.4)	(63.5)	(492.0)	143.6
Average Cdn$/US$ exchange rate	1.4857	1.4830	1.3848	1.3636	1.3725
Balance Sheet Data
Net fixed assets	$957.5	$980.0	$1,008.7	$2,284.2	$2,452.0
Total assets	1,285.2	1,328.9	1,397.9	3,303.7	3,618.3
Debt (3)	1,189.1	1,185.6	1,096.8	2,489.8	2,299.6
Shareholders' equity (deficiency)	(157.6)	(110.8)	(17.3)	41.1	514.0
Year-end Cdn$/US$ exchange rate	1.4433	1.5305	1.4291	1.3696	1.3652
Cash Flow Data from Continuing Operations
Cash flow from operations (4)	$22.2	$56.5	$(34.8)	$(13.5)	$135.5

Additions to fixed assets	25.0	19.8	15.5	15.4	34.9
Fixed assets funded by capital leases	4.8	1.0	0.7	3.9	0.8
Total capital expenditures	29.8	20.8	16.2	19.3	35.7
Net additions to (repayments of) debt(6)	64.7	26.1	(253.6)	129.6	92.8
Per Share Data (in dollars)
Cash dividends	$--	$--	$--	$--	$--
Earnings (loss) from:
Continuing operations, basic	(0.06)	(0.09)	(0.36)	(0.76)	0.18
Discontinued operations	--	0.02	0.19	(3.23)	0.99
Total	(0.06)	(0.07)	(0.17)	(3.99)	1.17
Voting shares (thousands)
Common shares	743,461	743,461	742,461	123,437	123,424

Quarterly Financial Information
REPAP ENTERPRISES INC. YEARS ENDED DECEMBER 31	(Unaudited, not reviewed)
(MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE DATA)	Q1	Q2	Q3	Q4	YEAR
1999
Net sales from continuing operations	$145.0	$125.9	$141.5	$157.6	$570.0
Operating profit	20.8	11.3	16.3	19.9	68.3
Loss from continuing operations	(9.3)	(13.5)	(13.8)	(10.1)	(46.7)
Loss attributable to common shareholders	(9.3)	(13.5)	(13.8)	(10.1)	(46.7)
Loss from continuing operations per share
Basic	(0.01)	(0.02)	(0.02)	(0.01)	(0.06)
Fully diluted	(0.01)	(0.02)	(0.02)	(0.01)	(0.06)
1998
Net sales from continuing operations	$146.9	$151.2	$154.5	$159.1	$611.7
Operating profit	27.9	28.2	22.5	24.0	102.6
Income (loss) from continuing operations	0.8	(47.4)	(11.6)	(7.3)	(65.5)
Net income (loss) attributable to common shareholders	17.3	(49.0)	(12.3)	(7.4)	(51.4)
Loss from continuing operations per share
Basic	--	(0.07)	(0.02)	(0.01)	(0.09)
Fully diluted	--	(0.07)	(0.02)	(0.01)	(0.09)

(1)  See Note 1 to the Corporation's consolidated financial statements.
(2)  See Note 16 to the Corporation's consolidated financial statements.
(3)  Includes long-term debt, revolving credit facilities and repayable grants.
(4)  Before net change in non-cash working capital.
(5)  In August 1, 1997, US$130 million convertible debentures, maturing on that date, were converted into common shares of the Corporation at a formula price of US$0.21 per share, being 95% of the weighted average price of the common shares traded on the Toronto Stock Exchange for the 20 days preceding conversion date. The total number of common shares issued on conversion was 619,023,800.
(6)  Includes net additions (repayments of) long-term debt and revolving credit facilities.

.

Price Range and Trading Volume of Common Shares
REPAP ENTERPRISES INC.

Canada 1
		High	Low	Close	Volume
		(in Canadian $ per share)			(000's of Shares)
1999	First Quarter	$0.125	$0.065	$0.100	60,696
	Second Quarter	0.125	0.080	0.095	31,036
	Third Quarter	0.105	0.085	0.090	23,498
	Fourth Quarter	0.095	0.065	0.080	26,074
1998	First Quarter	$0.290	$0.165	$0.275	158,745
	Second Quarter	0.395	0.220	0.240	151,641
	Third Quarter	0.270	0.120	0.133	40,909
	Fourth Quarter	0.150	0.080	0.085	203,312

Liquidity				1999	1998
Total Volume (000's of shares)				246,529	554,606

Monthly Average Trading
Volume (000's of shares)				20,544	46,217
Value ($ Millions) 2				$1.85	$9.36

Major Shareholders
AS AT FEBRUARY 22, 2000
			Shares (Millions)		Vote (%)
Public Float			504.3		67.8
EQSF Advisers, Inc.			139.6		18.8
TD Asset Management			99.6		13.4
Total 3			743.5		100.0

1  1999 and 1998 High, Low, Close and Volume statistics are for The Toronto Stock Exchange.
2  Based on monthly weighted average share price on The Toronto Stock Exchange (1999: $0.09; 1998: $0.20).
3  No dividends were paid on the common shares in 1999, 1998 and 1997.

Glossary

Annual Allowable Cut:

Average volume of timber which the holder of a Forest License or a Tree Farm License is legally entitled to harvest in a designated managed forest area during one year.

Basis Weight:

A measure of paper thickness and weight. The weight of a ream (500 sheets) of paper of specific length and width.

Board Foot:

One square foot of lumber, one inch thick.

Chemical Pulp:

Pulp produced by cooking wood chips in a pressure vessel (digester) in the presence of certain chemicals to remove lignin and other wood chemicals.

Coated Paper:

Paper which is coated with clay and usually supercalendered to produce a glossy surface. The paper may be coated on only one side or both sides.

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

Conversion Table:

Imperial          = Metric

Measure           = System

1 inch              = 2.54 centimetres

1 foot              = 0.3048 metre

1 yard             = 0.9144 metre

1 mile             = 1.6093 kilometres

1 acre             = 0.4047 hectare

1 short ton         = 0.9072 tonne

1 cubic yard       =  0.7646 cubic metre

Directors	Shareholder Information	Executive Offices

Harold (Hap) S. Stephen
Chairman

R. Bruce Eddy, QC
Director

Stephen C. Larson
Director

Robert J. McGavin1
Director

Glen D. Roane2
Director

Myron Sheinfeld3
Director

Officers

Stephen C. Larson
President and Chief Executive Officer

Michelle A. Cormier
Vice President and Chief Financial Officer

Terry W. McBride
Vice President, General Counsel and Secretary

Operating Management

Repap New Brunswick

David T. Nelligan
Vice President and General Manager

Emery McGraw
Vice President, Operations

R. F. (Rick) Gorges
Vice President, Controller

Repap Marketing Inc.

Neil M. Falco
President

- - - - - - - - - - - - - -

1 Chairman of Audit Committee
2 Chairman of Compensation Committee
3 Chairman of Corporate Governance
   Committee

Annual Meeting:

The Annual Meeting of Shareholders
will be held at 11:00 a.m. Thursday,
May 4, 2000 at:
The Westin Harbour Castle Hotel
One Harbour Square, Pier 2 & 3 Rooms
Toronto, Ontario M5J 1A6

Share Information:

The Corporation's Common Shares are traded on The Toronto Stock Exchange.
The stock market symbol is RPP.

Transfer Agent and Registrar:

Montreal Trust Company
1800 McGill College Avenue, 7th Floor
Montreal, Quebec H3A 3K9

Auditors:

Ernst & Young LLP
1 Place Ville Marie, Suite 2400
Montreal, Quebec H3B 3M9

Solicitors:

Canada

Stikeman Elliott
1155 René-Lévesque Blvd. West
Suite 3900
Montreal, Quebec H3B 3V2

Gowling, Strathy & Henderson
160 Elgin Street, Suite 2600
Ottawa, Ontario K1N 8S3

United States

Sullivan & Cromwell
125 Broad Street, 32nd Floor
New York, NY 10004

Version française:

Pour obtenir la version française de ce rapport, il suffie d'écrire au:

Secrétaire
Les Entreprises Repap
300 Atlantic, Suite 200
Stamford, CT 06901

Repap Enterprises Inc. 300 Atlantic Street Suite 200 Stamford, CT 06901 Tel: 203-964-6160 Fax: 203-964-6175